Exhibit 99.1

BARRICK GOLD CORPORATION

TECHNICAL REPORT ON THE

CORTEZ JOINT VENTURE OPERATIONS,

LANDER AND EUREKA COUNTIES,

STATE OF NEVADA, U.S.A.

NI 43-101 Report

Qualified Persons:

R. Dennis Bergen, P.Eng.

Michael B. Gareau, P.Geo.

Kathleen Ann Altman, Ph.D., P.E.

March 16, 2012

ROSCOE POSTLE ASSOCIATES INC.

Report Control Form

Document Title	Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, U.S.A.

Client Name & Address	Barrick Gold Corporation Brookfield Place, TD Canada Trust Tower Suite 3700, 161 Bay Street, P.O. Box 212 Toronto, Ontario M5J 2S1

Document Reference	Project #1676	Status & Issue No.	FINAL Version	Rev 0

Issue Date	March 16, 2012

Lead Author	R. Dennis Bergen Michael Gareau Kathleen A. Altman	(Signed) (Signed) (Signed)

Peer Reviewer	Graham Clow	(Signed)

Project Manager Approval	R. Dennis Bergen	(Signed)

Project Director Approval	Richard Lambert	(Signed)

Report Distribution	Name	No. of Copies

Client

	RPA Filing	1 (project box)

Roscoe Postle Associates Inc. 55 University Avenue, Suite 501 Toronto, Ontario M5J 2H7 Canada Tel: +1 416 947 0907 Fax: +1 416 947 0395 mining@rpacan.com

www.rpacan.com

TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-5
2 INTRODUCTION	2-1
3 RELIANCE ON OTHER EXPERTS	3-1
4 PROPERTY DESCRIPTION AND LOCATION	4-1
5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1
6 HISTORY	6-1
7 GEOLOGICAL SETTING AND MINERALIZATION	7-1
Regional Geology	7-1
Local Geology	7-5
Property (Deposit) Geology	7-9
Mineralization	7-12
8 DEPOSIT TYPES	8-1
9 EXPLORATION	9-1
10 DRILLING	10-1
11 SAMPLE PREPARATION, ANALYSES AND SECURITY	11-1
Sampling Method and Approach	11-1
Sample Preparation, Analysis and Security	11-7
Quality Assurance and Quality Control	11-12
12 DATA VERIFICATION	12-1
13 MINERAL PROCESSING AND METALLURGICAL TESTING	13-1
14 MINERAL RESOURCE ESTIMATE	14-1
Summary	14-1
Pipeline Complex	14-3
Gold Acres	14-9
Cortez Hills Complex	14-15
Cortez Pits (NW Deeps)	14-23
Cut-off Grades and Resource Reporting	14-26
Resource Classification	14-27
Mineral Resource Estimate December 31, 2011	14-28
RPA Review of Resource Estimates	14-35
15 MINERAL RESERVE ESTIMATE	15-1
Summary	15-1
Open Pit Mining	15-10

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Cut-off Grade	15-15
Underground Mining	15-20
Reconciliation	15-23
16 MINING METHODS	16-1
Open Pit Mine	16-2
Underground Mine	16-9
Life of Mine Plan	16-14
17 RECOVERY METHODS	17-1
18 PROJECT INFRASTRUCTURE	18-1
19 MARKET STUDIES AND CONTRACTS	19-1
Markets	19-1
Contracts	19-1
20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT	20-1
Environmental Studies	20-1
Project Permitting	20-1
Social or Community Requirements	20-4
Mine Closure Requirements	20-4
21 CAPITAL AND OPERATING COSTS	21-1
22 ECONOMIC ANALYSIS	22-1
23 ADJACENT PROPERTIES	23-1
24 OTHER RELEVANT DATA AND INFORMATION	24-1
25 INTERPRETATION AND CONCLUSIONS	25-1
26 RECOMMENDATIONS	26-1
27 REFERENCES	27-1
28 DATE AND SIGNATURE PAGE	28-1
29 CERTIFICATE OF QUALIFIED PERSON	29-1

LIST OF TABLES

PAGE
Table 1-1	Mineral Resource Estimate – December 31, 2011	1-2
Table 1-2	Mineral Reserve Estimate – December 31, 2011	1-3
Table 1-3	LOM Capital Costs	1-13
Table 1-4	LOM Operating Costs	1-14
Table 6-1	History of Exploration and Mining at Cortez Site	6-2
Table 6-2	Cortez Project Annual Production, 1969–2011	6-6
Table 11-1	Amount of RC Sample Reduction	11-1
Table 11-2	Blast Hole Sample Reduction	11-4
Table 11-3	Chain of Custody Summary	11-12

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Table 11-4	Cortez Laboratory Standard and Blank Performance	11-18
Table 13-1	Mill Gold Recovery Equations	13-2
Table 13-2	Heap Leach Ultimate Gold Recovery Equations	13-2
Table 13-3	Refractory Ore Gold Recovery Equations	13-3
Table 13-4	Refractory Ore Gold Recovery Equations	13-4
Table 13-5	Heap Leach Production	13-5
Table 14-1	Mineral Resource Summary - December 31, 2011	14-1
Table 14-2	Cortez Mineral Resource Models	14-2
Table 14-3	Bulk Density – Pipeline Complex	14-3
Table 14-4	Pipeline Complex Block Model Parameters	14-4
Table 14-5	Search Ellipse Orientations by Domain – Pipeline Complex	14-6
Table 14-6	Interpolation Search Ellipse Parameters – Pipeline Complex	14-8
Table 14-7	Gold Acres Bulk Density	14-9
Table 14-8	Gold Acres Indicator Model Estimation Parameters	14-10
Table 14-9	ID3 Interpolation Passes Inside and Outside the Gold Acres 0.50 Indicator Model	14-12
Table 14-10	Gold Acres Untransformed Gold Statistics	14-14
Table 14-11	Bulk Density Cortez Hills Complex Mid-Year 2011	14-16
Table 14-12	Lower Zone Indicator Model Estimation Parameters	14-19
Table 14-13	ID3 Interpolation Passes Inside and Outside the Lower Zone 0.50 Indicator Model	14-21
Table 14-14	CHOP – Comparitive Statistics	14-23
Table 14-15	CHUG Middle Zone – Comparitive Statistics	14-23
Table 14-16	Lower Zone – Comparitive Statistics	14-23
Table 14-17	Cortez Pits Bulk Density	14-24
Table 14-18	ID3 Estimation Runs Cortez Pits Area	14-26
Table 14-19	Mineral Resource Cut-off Grades at $1,400/oz	14-27
Table 14-20	Total Measured & Indicated Mineral Resources – December 31, 2011	14-29
Table 14-21	Mill - Measured & Indicated Mineral Resources - December 31, 2011	14-30
Table 14-22	Heap Leach - Measured & Indicated Mineral Resources - December 31, 2011	14-31
Table 14-23	Refractory - Measured & Indicated Mineral Resources - December 31, 2011	14-32
Table 14-24	Total Inferred Mineral Resources – December 31, 2011	14-33
Table 14-25	Inferred Mineral Resources by Process Type – December 31, 2011	14-34
Table 15-1	Total Mineral Reserves – December 31, 2011	15-2
Table 15-2	Proportion of Reserves by Deposit	15-5
Table 15-3	Ore Process Proportion by Deposit	15-6
Table 15-4	Mill Mineral Reserves – December 31, 2011	15-7
Table 15-5	Heap Leach Mineral Reserves – December 31, 2011	15-8
Table 15-6	Refractory Mineral Reserves – December 31, 2011	15-9
Table 15-7	Leach Cut-off Grades	15-16
Table 15-8	Mill Cut-off Grade	15-16
Table 15-9	Refractory Cut-off Grade	15-17
Table 15-10	Mill Leach Inter-Process Cut-off	15-18
Table 15-11	Cortez Hills Whittle Pit Optimization Parameters	15-19
Table 15-12	Cortez Pits Whittle Pit Optimization Parameters	15-19
Table 15-13	Gold Acres Whittle Pit Optimization Parameters	15-20
Table 15-14	Pipeline Whittle Pit Optimization Parameters	15-20
Table 15-15	Underground Cut-off Grade Calculations	15-22
Table 15-16	Cortez Hills Open Pit Reconciliation	15-25

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Table 15-17	Underground Mineral Reserve Reconciliation	15-26
Table 16-1	Mine Operations	16-1
Table 16-2	Mill Production History	16-2
Table 16-3	Major Open Pit Equipment	16-8
Table 16-4	Underground Equipment Fleet	16-14
Table 16-5	Open Pit LOM Plan	16-15
Table 16-6	Underground LOM Plan	16-16
Table 16-7	Cortez Mill Processing Plan	16-17
Table 16-8	Cortez Heap Leach Processing Plan	16-18
Table 16-9	Cortez Refractory Processing Plan	16-18
Table 16-10	Total LOM Processing Plan	16-19
Table 20-1	Major Environmental Permits	20-3
Table 20-2	Surface Disturbance	20-4
Table 21-1	LOM Capital Plan	21-1
Table 21-2	LOM Operating Costs	21-2
Table 21-3	Manpower	21-3

LIST OF FIGURES

PAGE
Figure 4-1	Location Map	4-3
Figure 4-2	Land Ownership Map	4-4
Figure 4-3	Deposit Locations	4-5
Figure 4-4	Cortez Hills Infrastructure	4-6
Figure 4-5	Pipeline Complex Infrastructure	4-7
Figure 7-1	Regional Geology	7-4
Figure 7-2	Local Geology	7-7
Figure 7-3	Local Stratigraphy	7-8
Figure 10-1	Drill Hole Map	10-3
Figure 10-2	Pipeline Complex Drill Hole Plan	10-8
Figure 10-3	Pipeline Deposit – Cross Section 59200N	10-9
Figure 10-4	Crossroads Deposit - Cross Section 52700N	10-10
Figure 10-5	Gap Deposit – Cross Section 55400N	10-11
Figure 10-6	Gold Acres Drill Hole Plan	10-12
Figure 10-7	Gold Acres Deposit - Cross Section 59800N	10-13
Figure 10-8	Cortez Hills Drill Hole Plan	10-15
Figure 10-9	Cortez Hills – Cross Section 28600N (A-A’) Breccia, Middle and Lower Zones	10-16
Figure 10-10	Pediment - Long-Section B-B’	10-17
Figure 10-11	Lower Zone - Long-Section C-C’	10-18
Figure 10-12	Cortez Pits Area (NW Deeps) Drill Hole Plan	10-19
Figure 10-13	Cortez Pits Area – Cross Section 38200N	10-20
Figure 13-1	Historical Heap Leach Data	13-6
Figure 14-1	Resource Estimation Domains Pipeline Complex	14-5
Figure 14-2	Omnidirectional Correlogram – Pipeline Complex	14-7
Figure 14-3	Gold Acres Domains and Interpolation Search Ellipses	14-11
Figure 14-4	Omnidirectional Correlogram – Gold Acres	14-13
Figure 14-5	Gold Acres Vertical Section at 60,500 N	14-13
Figure 14-6	Gold Acres Vertical Section at 60,000 N	14-14

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Figure 14-7	Histogram Comparing Composites with Estimated Block Grades – Gold Acres	14-14
Figure 14-8	Cumulative Log Plot Comparing Composites with Estimated Block Grades – Gold Acres	14-15
Figure 14-9	Lower Zone Domains for Indicator Model	14-19
Figure 15-1	Deposit Locations	15-4
Figure 15-2	Cortez Hills Pits and Phases	15-12
Figure 15-3	Pipeline Pits and Phases	15-14
Figure 15-4	Schematic View of the Cortez Hills Underground	15-21
Figure 16-1	Cortez Hills Open Pit Phase 3 Pit Slope Design Sectors	16-5
Figure 17-1	Pipeline Mill Process Flow Sheet	17-5
Figure 17-2	Heap Leach Simplified Process Flow Sheet	17-6
Figure 17-3	Goldstrike Pressure Oxidation Flow Sheet	17-7
Figure 17-4	Goldstrike Roaster Flow Sheet	17-8
Figure 18-1	Pipeline Complex Infrastructure	18-2
Figure 18-2	Cortez Hills Complex Infrastructure	18-3
Figure 20-1	Barrick Cortez Permit Areas	20-2

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1 SUMMARY

EXECUTIVE SUMMARY

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick) to prepare an independent Technical Report on the Cortez Open Pit and Underground Mine (Cortez or the Project), in Eureka and Lander Counties, Nevada, USA. The purpose of this report is to support public disclosure of Mineral Resources and Mineral Reserves at Cortez as of December 31, 2011. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the operations between November 14 and 17, 2011.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and projects across five continents. The Cortez Operations are located in northeastern Nevada approximately 80 mi west and south of Elko.

The Cortez Mine is a joint venture between two wholly owned subsidiaries of Barrick, Barrick Cortez Inc. (60%) and Barrick Gold Finance Inc. (40%). The Cortez operations consist of the Pipeline, Gap, Cortez and Cortez Hills open pits, the Cortez Hills underground mine, an 11,000 stpd carbon-in-leach (CIL) gold plant, heap leach pads and heap leach processing plants, the planned Crossroads open pit, and the Mineral Resources in the Cortez Hills underground mine and at the Hilltop exploration project.

The open pit is a large scale operation utilizing a conventional truck and shovel fleet and mining approximately 300,000 stpd of ore and waste. Mining operations move between the various pits over the Life of Mine (LOM) plan. The underground mine is a 1,300 stpd mechanized mine. Ore from the mines is treated at an oxide mill at the site, on leach pads and refractory ore is shipped to Barrick’s Goldstrike operation for processing.

Table 1-1 summarizes the Cortez Mineral Resources as of December 31, 2011.

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TABLE 1-1 MINERAL RESOURCE ESTIMATE - DECEMBER 31, 2011

Barrick Gold Corporation – Cortez Operations

	Total Measured + Indicated			Total Inferred
Mine & Process Type	Tons (000 t)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000 t)	Grade (oz/st Au)	Contained Gold (000 oz)
Open Pit
Mill	5,128	0.058	296	1,740	0.058	101
Heap Leach	37,272	0.011	417	15,107	0.011	166
Refractory	5,516	0.107	589	1,836	0.148	271

Sub-Total Open Pit	47,916	0.027	1,302	18,684	0.029	537
Underground
Mill	1,719	0.382	656	1,680	0.327	549
Refractory	4,757	0.378	1,800	1,517	0.349	529

Sub-Total Underground	6,476	0.379	2,456	3,197	0.337	1,078

Totals	54,391	0.069	3,758	21,881	0.074	1,615

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at various cut-off grades depending on material type and processing stream.
3.	Mineral Resources are estimated using an average gold price of US$1,400 per ounce.
4.	A minimum mining width of 10 ft was used.
5.	Mineral Resources are additional to and exclusive of Mineral Reserves.
6.	Numbers may not add due to rounding.

Table 1-2 summarizes the Cortez Mineral Reserves as of December 31, 2011.

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TABLE 1-2 MINERAL RESERVE ESTIMATE – DECEMBER 31, 2011

Barrick Gold Corporation – Cortez Operations

	Total Proven			Total Probable			Total Proven + Probable
Zone	Tons	Grade	Au Oz	Tons	Grade	Au Oz	Tons	Grade	Au Oz
	(000)	(oz/st)	(000)	(000)	(oz/st)	(000)	(000)	(oz/st)	(000)
By Source
Open Pit total	24,887	0.039	973	270,418	0.037	9,881	295,306	0.037	10,854
Underground total	770	0.590	455	5,747	0.427	2,454	6,516	0.446	2,908
Stockpiles Sub-total	5,057	0.144	726				5,057	0.144	726

Cortez Total	30,714	0.070	2,153	276,165	0.045	12,335	306,879	0.047	14,488
By Process Stream
Oxide Mill Reserves	5,860	0.173	1,012	46,936	0.134	6,303	52,796	0.139	7,316
Heap Leach Reserves	19,576	0.013	252	215,711	0.013	2,715	235,287	0.013	2,967
Refractory Reserves	5,278	0.168	889	13,518	0.245	3,316	18,797	0.224	4,205

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.004 oz/st Au to 0.075 oz/st Au depending on process.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.
4.	A minimum mining width of 15 ft was used.
5.	Bulk density is 0.052 tons/ft3 to 0.091 tons/ft3 depending on material type.
6.	Numbers may not add due to rounding.

CONCLUSIONS

The Cortez Mine is currently in operation, with open pit and underground mining operations providing feed for onsite oxide mill and heap leach facilities and refractory ores for offsite processing. Based on RPA’s site visit, interviews with Cortez personnel and subsequent review of gathered information, RPA offers the following conclusions:

GEOLOGY AND MINERAL RESOURCES

•	Measured, Indicated, and Inferred Mineral Resources, excluding Mineral Reserves, have been estimated at Cortez as at December 31, 2011.

•	Measured and Indicated Mineral Resources total 54.4 million tons at a grade of 0.069 oz/st Au, containing 3.76 million ounces of gold.

•	Inferred Mineral Resources total 21.9 million tons at a grade of 0.074 oz/st Au, containing 1.62 million ounces of gold.

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•	The open pit and underground Mineral Resources as stated by Cortez management are estimated in a manner consistent with industry practices.

•	The Cortez Mineral Resource estimates meet the requirements of NI 43-101.

•

The drilling, data collection, sampling, analyses, geological interpretation, modelling, and resource estimation practices are considered to be satisfactory and generally appropriate for the deposit types, mineralization style, and planned mining methods.

MINING AND MINERAL RESERVES

•	The Proven and Probable Mineral Reserve are estimated as of December 31, 2011.

•	Proven and Probable Mineral Reserves total 306.9 million tons at a grade of 0.047 oz/st Au, containing 14.49 million ounces of gold.

•	The Mineral Reserves are contained within five open pit deposits, two underground deposits, and surface stockpiles.

•

Mining is underway at a rate of approximately 300,000 stpd in the open pit and at a rate of approximately 1,300 stpd underground. The stripping ratio averages 5:1 for the open pit. The ore delivery varies and the stockpiles are used to even the ore flow to the plant.

•	The mining methods and equipment are suitable for the deposits.

PROCESS

•

RPA is of the opinion that metallurgical test work completed for the Project has been appropriate to establish optimal processing routes for the different mineralization styles encountered in the deposits and that the gold recovery calculations for all of the processing options are currently appropriate to estimate the amount of gold that will be recovered over the LOM.

ECONOMIC ANALYSIS

•	The Project generates a positive cash flow and demonstrates robust economic results based upon the assumptions in this report.

RECOMMENDATIONS

RPA makes the following recommendations:

GEOLOGY AND MINERAL RESOURCES

•

Some sampled intervals in the database have been split into two or more smaller intervals that carry the duplicate sample numbers and the same assay results. This is a function of subdivision of original sample intervals, within the historical data, made by Cortez personnel to reflect observed geological contacts. RPA recommends, as a statistically preferable practice, that Cortez continue the

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stated process where the actual sampled intervals are set to reflect the logged geological breaks and contacts so as to reduce and eliminate the need for a later subdivision and repetition of assay values.

•	There should be explanatory notes attached to the database where any adjustments, corrections or additions are made to the database that do not correspond to the original or source data documents.

•	Exploration and resource definition should continue to upgrade the Inferred Mineral Resources.

•	Exploration drilling should continue to evaluate potential extensions of the Middle and Lower zones of the Cortez Hills Complex.

MINING AND MINERAL RESERVES

•	Cortez should consider alternative ore haul and processing options for the refractory ores to increase the annual processing capacity of these ores.

PROCESSING

•	More accurate short term estimates for gold production can be made if the leaching kinetics curves are included in the budget estimation process.

ECONOMICS

•	Preliminary economic assessments should continue for the various advanced exploration stage projects.

ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required in this section on properties currently in production, unless the technical report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Cortez Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Cortez Mine using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

TECHNICAL SUMMARY

PROPERTY DESCRIPTION, LOCATION AND LAND TENURE

The Project is located 80 mi southwest of Elko, Nevada, USA. The Project is located in Eureka and Lander Counties. The Cortez property is surrounded by the Cortez Joint Venture Area of Interest (CJVAOI) that covers approximately 288.3 mi2 (100,561 ha). The property consists of 304.6 mi2 (78,890 ha) of unpatented mining claims and 83.7 mi2 (21,671 ha) of patented mining claims and fee mineral and surface land.

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The CJVAOI includes private land, patented and unpatented mineral claims and fee land and land controlled by competitors. The approximate co-ordinates of the Pipeline open pit are approximately 40°15’ North latitude and 116°43’ West longitude.

The 2012 holding costs for the Cortez property include $3.2 million in holding costs and $0.45 million in lease payments.

All Mineral Reserves and Mineral Resources, in addition to existing and future facilities to be used to exploit the Project deposits, are on public lands administered by the U.S. Department of Interior, Bureau of Land Management (BLM).

The Cortez operation is subject to a number of royalties including a 1.5% gross smelter return (GSR) on all production, a sliding scale, 0.40% to 5.0%, GSR royalty over the Pipeline/South Pipeline deposits, an additional sliding-scale GSR royalty on the undeveloped Crossroads deposit. GSR is defined as 100% of smelter revenue before deductions for refining and transportation. ECM Inc. (ECM) holds a net value royalty of 5.0% of gold sales from the South Pipeline deposit (which is approximately equivalent to a 3.9% GSR).

Rio Tinto is entitled to the payment of $50 million if and when an additional 12 million ounces of contained gold Mineral Resources are added to Barrick’s December 31, 2007 Mineral Reserve statement for Cortez. In addition Rio Tinto holds a sliding-scale royalty (of 0% at gold prices less than $400/oz to 3% at gold prices greater than $900/oz) on 40% of all Cortez production in excess of 15 million ounces on and after January 1, 2008.

INFRASTRUCTURE

There is extensive infrastructure in place to support the Cortez operations including:

•	The 11,000 stpd No. 2 Mill complete with run-of-mine (ROM) pad and crushing circuit

•	Pipeline leach pad areas (Area 28 and Area 30) and gold recovery plant

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•	Area 34 leach pad and gold recovery plant for Cortez Hills and Pediment

•	A tailings management facility which is being expanded

•	A gyratory crusher at the Cortez Hills open pit (CHOP) and an 11 mi long conveyor to the No. 2 Mill

•	Existing open pit mines at Cortez Hills open pit (CHOP), Cortez, Pipeline, and Gap

•	Pit dewatering wells and pumps for the open pits

•	Infiltration ponds for the disposal of water

•	An existing underground mine at Cortez Hills underground (CHUG)

•	Batch plant for shotcrete and cemented rock fill preparation

•	Stockpile areas for an assortment of ore types

•	Office complexes at the Mill No. 2, Mill No. 1, CHUG, and CHOP

•	Equipment maintenance shops at CHOP, CHUG, and adjacent to the Mill No. 2

•	Exploration offices, core handling and core storage warehouse

•	System of public and private roads connecting the facilities

•	Shared business support services from the business unit offices in Elko

HISTORY

Mining in the Cortez Mining District began with the discovery of silver ore in 1862. Underground silver mining was conducted in the area until the 1930s. Mineralization at Hilltop was also identified during the 1860s. Gold mineralization at Gold Acres was discovered in the late 1920s and mined by a small mining company from 1935 to 1960.

In 1959, American Exploration & Mining Co. (AMEX), a wholly-owned US subsidiary of Placer Development Ltd. (subsequently Placer Dome Inc.), entered into a lease-option agreement on the properties and started extensive exploration. In 1964, AMEX formed the Cortez Joint Venture (CJV).

The CJV initiated open pit mining in 1973, from the Gold Acres North and South pits. Leaching and milling of Gold Acres stockpiles and dumps continued until 1983. Mill-grade ores were mined from 1987 to 1996 and processed at the Cortez Mill No. 1. In 2003, the CJV commenced shipping Gold Acres refractory stockpiles for toll-processing at third-party facilities.

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The Horse Canyon deposits were discovered in early 1976. Three pits, North, South, and South Extension were mined in the period from 1984 to 1987. Exploration drilling campaigns at the Horse Creek deposit, originally discovered in the late 1960s, occurred in the mid-1980s and intermittently over the last ten years and are ongoing.

The Pipeline deposit was discovered by CJV geologists in March 1991 during drilling of deep condemnation holes. The Gap deposit was discovered in 1991 adjacent to the planned Stage 9 of the Pipeline pit.

In November 1991 CJV discovered the South Pipeline deposit. Construction of Mill No. 2 and pre-stripping of the first stage of the Pipeline pit began in 1996. Continued drilling resulted in the 1998 discovery of the Crossroads deposit beneath 550 ft of alluvium.

In 1996, CJV geologists began a program that led to the 1998 discovery of the Pediment deposit. The Cortez Hills deposit was discovered in October 2002. In 2004, the Cortez Hills Lower Zone was discovered. In November 2008 the Environmental Impact Statement (EIS) for the Cortez–Pediment development was approved. Production from underground began in late 2008, and the first ore production of Cortez Hills open pit (CHOP) occurred in late December 2009.

Barrick acquired an interest in Cortez through the 2006 acquisition of Placer Dome. In March 2008, Barrick acquired its 100% interest in the Project, purchasing the former Kennecott 40% interest, from Rio Tinto.

GEOLOGY AND MINERALIZATION

The Cortez gold district is in the eastern Great Basin of the Basin and Range Province. The Paleozoic basement rocks of northeastern Nevada are made up of a western deep-water, eugeoclinal siliclastic assemblage (Upper Plate) and an eastern shallow-water, miogeosynclinal carbonate assemblage (Lower Plate) of sedimentary strata. Cortez lies within the “Battle Mountain-Eureka Trend” (BMT), an alignment of gold mines and occurrences located in a northwest-southeast belt extending from the Marigold Mine some 50 miles northwest of Cortez, to Ruby Hill at Eureka 60 miles to the southeast. Paleozoic basement rocks have been folded and faulted, and cut by younger Jurassic and Tertiary aged intrusions.

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The Cortez deposits are “Carlin” style sedimentary rock-hosted and porphyry/epithermal deposits. Carlin deposits form as structurally and/or stratigraphically controlled replacement bodies consisting of strata-bound, tabular, disseminated gold mineralization occurring in Silurian-Devonian carbonate rocks. Deposits are localized at contacts between contrasting lithologies, metamorphosed to varying extents. They can also be discordant or breccia-related. The deposits are hydrothermal in origin, are usually structurally controlled and at Cortez are hosted in Lower Plate carbonate strata exposed by two erosional windows through allochthonous Upper Plate siliclastic units; the windows are on either side of Crescent Valley.

Mineralization consists primarily of submicron to micrometre-sized gold particles, very fine sulphide grains, and gold in solid solution in pyrite. Gold is disseminated throughout the host rock matrix in zones of silicified and decarbonatized, argillized, silty calcareous rocks and associated jasperoids. Gold may occur around limonite pseudomorphs of authigenic pyrite and arsenopyrite. Major ore minerals include native gold, pyrite, arsenopyrite, stibnite, realgar, orpiment, cinnabar, fluorite, barite, and rare thallium minerals. Gangue minerals typically comprise fine-grained quartz, barite, clay minerals, carbonaceous matter, and late-stage calcite veins.

In the Cortez district, the favoured host rocks for gold mineralization are the Wenban Limestone, followed by the Horse Canyon and Roberts Mountain formations. Mineralization reflects an interplay between structural and lithological ore controls in which hydrothermal solutions from intrusives moved to favourable porous decalcified limestone.

Mineralized host rocks are predominantly characterized as oxides, along with sulphidic and carbonaceous refractory material. Carbon content in the deposits is highly variable and occurs generally in the Wenban and Roberts Mountain Formations.

Supergene alteration extends up to 656 ft depth resulting in oxide ores which overlie the refractory sulphides. Alteration has liberated gold by the destruction of pyrite and resulted in the formation of oxide and secondary sulphate minerals which include goethite, hematite, jarosite, scorodite, alunite, and gypsum.

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EXPLORATION STATUS

Modern exploration commenced along the Battle Mountain–Eureka Trend in the 1960s, and has been nearly continuous since that time. Barrick funds ongoing multi-million dollar exploration programs each year in the Cortez district. Barrick has advanced stage exploration drilling projects in the area including the surface and underground drilling of the Cortez Hills Lower zones, and surface drilling and metallurgical test-work at Hilltop. Exploration crews are also working at the past producing Buckhorn gold-silver mine under an earn-in agreement.

MINERAL RESOURCES AND MINERAL RESERVES

RPA considers the December 31, 2011 Mineral Resource estimate completed by Barrick to be reasonable, acceptable, and NI 43-101 compliant. The Mineral Resources are exclusive of Mineral Reserves and are summarized in Table 1-1.

The resources are estimated from three dimensional block models created using Vulcan® software. Surfaces and solids representing topography, overburden, geological units and gold mineralization were incorporated into the resource block models. Resource estimates utilize drill hole, survey, geological, analytical and bulk density information entered, validated and maintained in a centralized acQuire® SQL Server database. Industry standard best practices were used to obtain the data; quality assurance and quality control protocols, as well as data validation procedures, were employed to insure the quality and quantity of data used for the resource estimates was appropriate and acceptable.

Twelve different gold deposits located in the Cortez operational district were modelled and estimated for contained mineral resources. Inverse distance weighted grade interpolation was used for a number of variables, including fire assay gold grades, cyanide leach gold grades and modelled fire assay to cyanide leach ratios. The latter is used to categorize mineral resources as mill, heap leach and refractory recovery processing materials.

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The Mineral Reserves for Cortez as of December 31, 2011 are summarized in Table 1-2. These Mineral Reserves are a combination of the open pit and underground operations and the stockpiles.

RPA considers the Mineral Reserve estimate, completed by Barrick, to be reasonable, acceptable, and compliant with NI 43-101. The Mineral Reserves are generated based upon the mine designs applied to the Measured and Indicated Mineral Resources. The design methodology uses both the cut-off grade estimation and economic assessment to design and validate the mineable reserves.

MINING METHOD

The LOM plan includes the mining and processing of the Mineral Reserves from 2012 to 2026.

OPEN PIT

The Cortez open pits are large scale operations utilizing a traditional truck and shovel fleet. There are five open pits within the Mineral Reserves. The Cortez Hills and Pediment pits are adjacent to one another and are located approximately 8.5 mi north of the Pipeline Complex that includes the Pipeline and South Pipeline, Gap and Crossroads pits. There are separate waste dump and stockpile locations for the two areas.

The open pit mining rate in 2012 is forecast to be 300,000 stpd and the rate is forecast increase to approximately 500,000 stpd in 2013. The LOM plan stripping ratio is 5:1. Ultimate pit limits were determined by generating Whittle pit shells based on the net cash generated and the recommended pit slopes. Haul ramps were designed to be 120 ft wide, including the safety berm for double lane traffic, and have a maximum grade of 10%. Mining thickness is 40 ft in waste and 20 ft to 40 ft in ore.

UNDERGROUND

The underground mine is a 1,300 stpd mechanized underground mine employing an underhand drift and fill stoping in the Breccia Zone with cemented rock fill to provide a safe working environment. The Middle Zone is planned to be mined by cut and fill.

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MINERAL PROCESSING

Ore from Cortez is either processed on site in the oxide processing facilities or transported to Barrick’s Goldstrike operation for refractory ore treatment.

Mill No. 2 or the Pipeline mill is a nominal 11,000 stpd oxide processing plant with crushing, a semi-autogenous grinding (SAG) mill, a ball mill, grind thickener, a carbon-in-column (CIC) circuit for the grind thickener overflow solution, a CIL circuit, tailings counter-current-decantation (CCD) wash thickener circuit, carbon stripping and reactivation circuits, and a refinery to produce gold doré. Plant throughput is currently estimated to be 11,500 stpd although it has consistently approached 14,000 stpd.

A primary gyratory crusher was installed adjacent to the Cortez Hills open pit together with a series of overland conveyors that transport the ore to the coarse ore stockpile at Mill No. 2. There is a primary jaw crusher at Mill No.2 that is used when processing ore from Pipeline, Gap and, in the future, Crossroads.

Tailings are stored in a zero-discharge tailings storage facility. A double liner covers the entire tailings area, extending completely under the dam embankment.

Low-grade oxide material is leached as ROM ore on three prepared double-lined leach pads. Pregnant solution from the leach pads is fed to CIC columns for gold recovery. The loaded carbon from the heap leach operation is transported to the mill for gold recovery.

Area 28 heap leach circuit has a water balance that is interlinked with the Pipeline mill circuit since it uses the tailings pond under-drain solution as leach solution and excess pad effluent is processed in the mill CIC circuit. Area 28 is at maximum capacity for ore stacking and is currently undergoing pad rinsing. Plans are to shut down the pad soon. Area 30 heap leach circuit is independent of the Pipeline mill. In the LOM plan ore delivery to the pad will recommence in 2012 and continue through 2022. Area 34 heap leach is a third pad that was designed to treat ore from CHOP. The first cells were placed under leach during March 2011 and ore deliveries are scheduled to continue through 2017 based on the LOM plan.

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Carbonaceous and sulphidic refractory ores are transported to Goldstrike for processing in either the pressure oxidation circuit or the roaster. Haulage of refractory ore to Goldstrike is currently limited by permit to 400,000 tons per year. The LOM plan includes the processing of approximately six million tons in each of the final two years of the LOM plan.

ENVIRONMENTAL, PERMITTING AND SOCIAL CONSIDERATIONS

The mine and the corporation have environmental groups and management systems to ensure that the necessary permits and licences are obtained and maintained. These groups also carry out the required monitoring and reporting required. Cortez has developed an environmental management system (EMS) to help manage the environmental requirements.

The BLM issued the original Environmental Impact Statement (EIS) and Record of Decision (RoD) in November 2008 and a supplemental EIS and RoD in March 2011. A number of permits are required to operate the Cortez Mine. Cortez adheres to permitting guidelines from the BLM, the Nevada Revised Statutes (NRS), the Nevada Administrative Statutes (NAS), and other federal government requirements.

CAPITAL AND OPERATING COST ESTIMATES

Current LOM capital costs for the Project are estimated to be $2.08 billion (Table 1-3).

TABLE 1-3 LOM CAPITAL COSTS

Barrick Gold Corporation—Cortez Operations

Item	Cost ($ 000)
Sustaining	635,307
Stripping	776,212
Underground Development	52,161
Drilling	20,750
Expansion	460,427
Closure	150,000
Total	2,084,857

The total operating cost has been estimated to be approximately $6 billion over the LOM. The average LOM operating cost per ton milled is estimated to be $19.50 (Table 1-4).

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TABLE 1-4 LOM OPERATING COSTS

Barrick Gold Corporation – Cortez Operations

Item	Cost ($/st milled)
Mining	11.77
Process	5.45
General & Administration	2.28
Total	19.50

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2 INTRODUCTION

Roscoe Postle Associates Inc. (RPA) was retained by Barrick Gold Corporation (Barrick), to prepare an independent Technical Report on the Cortez Open Pit and Underground Mine (Cortez or the Project), in Eureka and Lander Counties, Nevada, USA. The purpose of this report is to support the public disclosure of the Mineral Resources and Mineral Reserves at Cortez as of December 31, 2011. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects. RPA visited the property from November 14 to 17, 2011.

Barrick is a Canadian publicly traded mining company with a portfolio of operating mines and projects across five continents. The Cortez Mine is a joint venture between two wholly owned subsidiaries of Barrick, Barrick Cortez Inc. (60%) and Barrick Gold Finance Inc. (40%). The Cortez Hills Project is 100% owned by Barrick Cortez Inc. The Cortez operations consist of the Pipeline, Gap, Cortez and Cortez Hills open pits, the Cortez Hills underground mine, an 11,000 stpd carbon-in-leach (CIL) gold plant, heap leach pads and heap leach processing plants, the planned Crossroads open pit and mineral resources in the Cortez Hills underground mine and at the Hilltop exploration project. Cortez is located in northeastern Nevada approximately 80 mi west and south of Elko.

SOURCES OF INFORMATION

Site visits were carried out by Dennis Bergen, P.Eng., Associate Principal Mining Engineer, Michael Gareau, P.Geo., Associate Senior Geologist, and Kathleen Ann Altman, Ph.D., P.E., Principal Metallurgist, from November 14 to 17, 2011.

Discussions were held with personnel from Barrick and Cortez:

•	Kitt Dale, Technical Services Director

•	Kevin Creel, District Manager, Exploration

•	Paul Richardson, Resource Geologist

•	Larry Snider, Senior Resource Geologist

•	Ken Ainsworth, Senior Mining Engineer, Ore Control

•	Erick Kennedy, Mine Engineer

•	Cal Cuisti, Database Administrator

•	Gene Kurz, Geologist

•	Clifford Krall, Chief Engineer Open Pit Operations

•	Dave Pearce, Chief Geologist – Surface

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•	Ian Squair, Senior Mining Engineer

•	Dan Richards, Senior Long Range Planning Engineer

•	Bob Brock, Senior Landman

•	Sam Ash, Chief Engineer, Underground

•	Andrew Collins, Metallurgist

•	Mark Bradley, Senior Geologist, Exploration

•	Cody Davis, Production Geologist, Underground

•	Beverley O’Malley, Cortez Hills Underground, Chief Geologist

•	Trent Weatherwax – Senior Planning Engineer, Underground

•	Sara Gilligan – Accounting Supervisor

•	Buddy Crill – Chief Electrical Engineer

•	Jon Kamensky, Chief Metallurgist

Mr. Bergen is responsible for the overall preparation of this report and reviewed the mining practices, reserve estimate, and economics of the open pit and underground operations and is responsible for Sections 2 through 6, 15, 16, 18, 19, 21, and 22. Mr. Gareau reviewed the geology, sampling, assaying, and resource estimates of the deposits and is responsible for Sections 7 to 12 and 14. Dr. Altman reviewed the metallurgical and environmental aspects of the operation and is responsible for Sections 13, 17, and 20. Mr. Bergen, Mr. Gareau, and Dr. Altman share responsibility for Sections 1, 2, 3, 25, and 26.

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 27 References.

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LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the Imperial system. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron	km2	square kilometre

°C	degree Celsius	kPa	kilopascal

°F	degree Fahrenheit	kVA	kilovolt-amperes

µg	microgram	kW	kilowatt

A	ampere	kWh	kilowatt-hour

a	annum	L	litre

asl	above sea level	L/s	litres per second

bbl	barrels	m	metre

Btu	British thermal units	M	mega (million)

C$	Canadian dollars	m2	square metre

cal	calorie	m3	cubic metre

cfm	cubic feet per minute	mi	mile

cm	centimetre	mi2	square mile

cm2	square centimetre	min	minute

d	day	mm	millimetre

dia.	diameter	mph	miles per hour

dmt	dry metric tonne	MVA	megavolt-amperes

dwt	dead-weight ton	MW	megawatt

ft	foot	MWh	megawatt-hour

ft/s	foot per second	m3/h	cubic metres per hour

ft2	square foot	oz/st	ounce per short ton

ft3	cubic foot	oz	Troy ounce (31.1035g)

g	gram	ppm	part per million

G	giga (billion)	psia	pound per square inch absolute

Gal	Imperial gallon	psig	pound per square inch gauge

g/L	gram per litre	RL	relative elevation

g/t	gram per tonne	s	second

gpm	Imperial gallons per minute	st	short ton

gr/ft3	grain per cubic foot	stpa	short ton per year

gr/m3	grain per cubic metre	stpd	short ton per day

hr	hour	t	metric tonne

ha	hectare	tpa	metric tonne per year

hp	horsepower	tpd	metric tonne per day

in	inch	US$	United States dollar

in2	square inch	USg	United States gallon

J	joule	USgpm	US gallon per minute

k	kilo (thousand)	V	volt

kcal	kilocalorie	W	watt

kg	kilogram	wmt	wet metric tonne

km	kilometre	yd3	cubic yard

km/h	kilometre per hour	yr	year

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3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Roscoe Postle Associates Inc. (RPA) for Barrick Gold Corporation (Barrick). The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by Barrick and other third party sources.

For the purpose of this report, RPA has relied on ownership information provided by Barrick. RPA has not researched property title or mineral rights for Cortez and expresses no opinion as to the ownership status of the property.

RPA has relied on Barrick for guidance on applicable taxes, royalties, and other government levies or interests, applicable to revenue or income from Cortez.

Except for the purposes legislated under provincial securities laws any use of this report by any third party is at that party’s sole risk.

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4 PROPERTY DESCRIPTION AND LOCATION

The Cortez Gold Project is located 80 mi southwest of Elko, Nevada, USA. The Project is located in Eureka and Lander Counties (Figure 4-1). The Cortez property is surrounded by the Cortez Joint Venture Area of Interest (CJVAOI) that covers approximately 1,053 mi2 (Figure 4-2). The deposits and infrastructure are shown in Figures 4-3, 4-4, and 4-5.

The CJVAOI includes private land, patented, and unpatented mineral claims and fee land and land controlled by competitors. The approximate co-ordinates of the Pipeline open pit are approximately 40°15’ North latitude and 116°43’ West longitude.

LAND TENURE

At Cortez, Barrick directly controls approximately 198,265 acres of mineral rights with ownership of mining claims and fee lands. There are 9,587 claims consisting of:

•	8,767 unpatented lode claims

•	575 unpatented mill-site claims

•	93 patented lode claims

•	125 patented mill-site claim

•	27 unpatented placer claims and 185 patented mill-site claims

All lease agreements and claim holdings are current and in good standing.

The 2012 holding costs for the Cortez property include $3.2 million in holding costs and $0.45 million in lease payments.

Unpatented lode and mill-site claims are held under the 1872 mining law as amended, which requires the annual payment of $125 per claim on or before noon on the first of September each year. If the annual payment is not made for that specific claim, the claim will lapse and be subject to forfeiture. Patented ground or claims are surveyed by a certified mineral surveyor, and appropriate monuments placed in the ground. Each unpatented claim is marked on the ground, and does not require a mineral survey.

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All Mineral Reserves and Mineral Resources, in addition to existing and future facilities to be used to exploit the Project deposits, are on public lands administered by the Battle Mountain or Elko Field Offices of the U.S. Department of Interior, Bureau of Land Management (BLM).

ROYALTIES

The Cortez operation is subject to a number of royalties. All production at Cortez is subject to a 1.5% gross smelter return (GSR) royalty payable to the former shareholders of Idaho Mining Corporation. This was originally a 2.5% GSR royalty covered by a cap of ounces produced; the production cap has been met and the royalty reduced to a 1.5%. GSR is defined as 100% of smelter revenue before deductions for refining and transportation. The Idaho Mining Corporation royalty pertains to any production from the Pipeline, South Pipeline, Crossroads, Gap, Gold Acres, Cortez NW Deep, Cortez Hills, Pediment, and Hilltop deposits.

Royal Gold Inc. holds a sliding-scale GSR royalty over the Pipeline/South Pipeline deposits ranging from 0.40% to 5.0%. An additional sliding-scale GSR royalty is held over the undeveloped Crossroads deposit.

ECM Inc. (ECM) holds a net value royalty of 5.0% of gold sales from the South Pipeline deposit (which is approximately equivalent to a 3.9% GSR).

Rio Tinto is entitled to the payment of $50 million payable if and when an additional 12 million ounces of contained gold Mineral Resources are added to Barrick’s December 31, 2007 Mineral Reserve statement for Cortez. In addition, Rio Tinto holds a sliding-scale royalty (of 0% at gold prices less than $400/oz to 3% at gold prices greater than $900/oz) on 40% of all Cortez production in excess of 15 million ounces on and after January 1, 2008.

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OREGON
IDAHO
CALIFORNIA
UTAH
ARIZONA
N
McDermitt
Humboldt
Elko
Winnemucca
Battle Mountain
Elko
Wells
West Wendover
Carlin
Washoe
Pershing
80
CORTEZ JV
Lovelock
Lander
Eureka
Churchill
White Pine
Reno
Fallon
Storey
Austin
Eureka
Ely
CARSON CITY
Douglas
NEVADA
Lyon
Hawthorne
Mineral
Tonopah
Esmeralda
Nye
Lincoln
Clark
Las Vegas
Legend:
Major Highway
Road
County Boundary
Town/City
Capital City
0 40 80 120 160 200
Kilometres
0 20 40 60 80 100
Miles
Golden Sunlight
OREGON
MONTANA
IDAHO
Turquoise Ridge
Goldstrike
Marigold
CALIFORNIA
CORTEZ/CORTEZ HILLS
Bald Mountain
NEVADA
Ruby Hill
UTAH
Round Mountain
March 2012

Figure 4-1

Barrick Gold Corporation

Cortez Joint Venture Operations

Lander & Eureka Counties
State of Nevada, U.S.A.

Location Map

4-3

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T30N:R49E
T30N:R
CJV AOI Boundary
Hilltop Property
Lander Co.
Eureka Co.
T28N
T27N
T26N
T24N
44E
Tenabo
Robertson
Dean Ranch
Mill Creek
Horse Mountain
Pipeline Mine
Buckhorn Mine
Cortez Hills
ET Blue
Red Hills
Toiyabe
Patty Project
CJV AOI Boundary
0 1 2 3 4 5
Miles
N

CJV Controlled Ground

- Patented Ground
- Unpatented Ground
- CJV AOI
- Buckhorn AOI.
- Dean Ranch Lands
- Idaho Royalty Holders AOI with CJV
- Other Competitors and Fee Land
- Open BLM Lands

NOTE: This map is only a graphical depiction of the location of the properties and is not to be used for surveying or any other purpose that requires exactness in accuracy.

This material is furnished by Barrick Gold U.S. Inc., without warranty or representation of any kind, expressed or implied, except that this material was correct to the best of its knowledge at the time the material was prepared.

Barrick Gold U.S. Inc. expressly disclaims liability for any factual or interpretive errors in the material.

Figure 4-2

Barrick Gold Corporation

Cortez Joint Venture Operations

Lander & Eureka Counties
State of Nevada, U.S.A.

Land Ownership Map

March 2012

Source: Barrick Gold Corp., 2012.

4-4

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500,000
520,000
540,000
560,000
4,480,000
4,460,000
4,440,000
4,420,000
N
0 3 6 9 12
Miles
0 5 10 15 20
Kilometres
CJV Area of Interest
Hilltop
Gold Acres
Pipeline
Gap
Cortez / NW Deep
Cortez Hills
Pediment
Location diagram
Area of Detail
Elko
Carson City
Sacramento
NEVADA
Fresno
Las Vegas
0 50 100 200 Miles

Legend:

- Jasperoid, Breccia, Skarn & Hornfels
- Quaternary/Tertiary Sediments & Sedimentary Rocks
- Tertiary Volcanic Rocks
- Tertiary, Cretaceous & Jurassic Intrusive Rocks
- Triassic, Premian & Pennsylvanian Rocks
- Upper Plate of Roberts Mountains Thrust (Western Siliceous Assemblage)
- Lower Plate of Roberts Mountains Thrust (Eastern Carbonate Assemblage)

Figure 4-3

Barrick Gold Corporation

Cortez Joint Venture Operations

Lander & Eureka Counties

State of Nevada, U.S.A.

Deposit Locations

March 2012

Source: Barrick Gold Corp., 2012.

4-5

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Cortez / NW Deep
Cortez Hills
Pediment
Horse Creek
N
Location diagram
NEVADA
Carson City
0 3,000 6,000 9,000 12,000
Feet
0 1000 2000 3000 4000
Metres

Figure 4-4

Legend:

- 1. Ancillary
- 2. Ancillary and Landfill
- 3. Conveyor Corridor
- 5. Heap Leach
- 6. Heap Leach Pad
- 7. Mill
- 8. Pit
- 9. Pond
- 11. Process
- 12. Reservoir
- 13. Tailings
- 14. Waste Rock Dump
- 15. Water and power Corridor
- 20. Gravel Pit
- Pit Outline

Barrick Gold Corporation

Cortez Joint Venture Operations

Lander & Eureka Counties

State of Nevada, U.S.A.

Mine Infrastructure

March 2012

Source: Barrick Gold Corp., 2012.

4-6

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520,000
522,000
524,000
526,000
528,000
530,000
4,460,000
4,458,000
4,456,000
4,454,000
4,452,000
4,450,000
Location diagram
0 100 200
Miles
0 3,000 6,000 9,000 12,000
Feet
0 1000 2000 3000 4000
Metres
N

Legend:

- 1. Ancillary
- 5. Heap Leach
- 8. Pit
- 13. Tailings and Heap Leach
- 14. Waste Rock Dump
- 19. Diversion Channel
- 20. Gravel Pit
- 21. Infiltration
- 22. Plant Site
- 23. Stockpile
- 3. Conveyor Corridor
- 15. Water and Power Corridor

Figure 4-5

Barrick Gold Corporation

Cortez Joint Venture Operations

Lander & Eureka Counties

State of Nevada, U.S.A.

Pipeline Complex Infrastructure

March 2012

Source: Barrick Gold Corp., 2012.

4-7

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5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Project is reached by travelling approximately 32 mi east from Battle Mountain, Nevada, on US Interstate 80. Alternative access is from Elko, Nevada, approximately 45 mi west to the Beowawe exit, then approximately 35 mi south on Nevada State Route 306 which extends southward from US Interstate 80. Both US Interstate 80 and Nevada State Route 306 are paved roads.

The mining district is also crossed by a network of gravel roads, providing easy access to various portions of the Project. All roads are suitable for all weather conditions; however, in extreme winter conditions, roads may be closed for short periods for snow removal.

The Union Pacific Rail line runs parallel to US Interstate 80 to the north of the Project. Elko, the closest large city to the Project, is serviced by daily commercial airline flights to Salt Lake City, Utah.

The property is located at elevations between 4,500 ft and 5,500 ft on the valley floor and up the side of Mount Tenabo. The valley floor is sparsely vegetated while the mountain slopes have small pinion pine and juniper trees.

CLIMATE

The Project is located in the high desert region of the Basin and Range physiographic province. There are warm summers and generally mild winters, however, overnight freezing conditions are common during winter. The mean annual temperature is 51°F. Precipitation averages six inches per year, primarily derived from snow and summer thunderstorms. Typically, the months with the greatest precipitation are March, May, and November. During the winter months at elevations above about 5,500 ft asl, precipitation generally occurs as snow. Evaporation is estimated at 42 in. to 44 in. per year.

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Operations continue on site year-round and are not materially impacted by weather.

LOCAL RESOURCES

Cortez is located in a major mining region and local resources including labour, water, power, contractors and suppliers, and local infrastructure for transportation of supplies are well established. The majority of the workforce lives in the nearby towns of Elko, Spring Creek, Carlin, and Battle Mountain.

Electric power is carried to the Cortez Pipeline area via the Nevada Energy 50 mi long, 120 kV transmission line. A 9.5 mi extension of the power line was constructed from Pipeline to serve the Cortez Hills development.

Water for process use at Cortez Mill No. 2 is supplied from the Pipeline open pit dewatering system. Approximately 1,450 gallons per minute of the pit dewatering volume is diverted for plant use. Additional water can be sourced as needed from wells at Mill No. 1.

Process water supply for Cortez Hills will be drawn in whole or in part from dewatering operations. If sufficient volume cannot be produced by dewatering, process water will be supplied by existing production wells at the Pipeline and/or Cortez facilities.

Water from the Cortez Hills underground is pumped across Crescent Valley to an existing surface re-infiltration area.

INFRASTRUCTURE

There is an extensive infrastructure in place to support the Cortez operations including:

•	The 11,000 stpd No. 2 Mill complete with run-of-mine (ROM) pad and crushing circuit (including a primary jaw crusher)

•	Pipeline leach pad and gold recovery plant

•	Area 34 leach pad and gold recovery plant for Cortez Hills and Pediment

•	A tailings management facility which is being expanded

•	A gyratory crusher at the Cortez Hills open pit (CHOP) and an 11 mi long conveyor to the No. 2 Mill

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•	Existing active open pit mines at CHOP, Cortez, Pipeline, and Gap

•	Pit dewatering wells and pumps for the open pits

•	Infiltration ponds for the disposal of water

•	An existing underground mine at Cortez Hills Underground (CHUG)

•	Batch plant for shotcrete and cemented rock fill preparation

•	Stockpile areas for an assortment of ore types

•	Office complexes at the Mill No. 2, Mill No. 1, CHUG, and CHOP

•	Equipment maintenance shops at CHOP, CHUG, and adjacent to the Mill No. 2

•	Exploration offices, core handling and core storage warehouse

•	System of public and private roads connecting the facilities

•	Shared business support services from the business unit offices in Elko

PHYSIOGRAPHY

The Pipeline mine and Mill No. 2 are located at the southern end of the Crescent Valley in Lander County, Nevada. The Cortez Hills deposits and operations are at the northern end of Eureka County. The Crescent Valley is a structural and topographic basin between the Northern Shoshone Range on the west and the Cortez Range on the east. Most mine facilities are on the west side of the valley at an elevation of approximately 5,000 ft. This includes the original workings of the Gold Acres mine, now inactive, the Pipeline pit, the Gap pit and the proposed Crossroads pit.

The Cortez Mine and Mill No. 1 (both inactive) are located along the northern edge of the Cortez Range seven miles southeast of the Pipeline pit. The Cortez Hills and Pediment deposits are located in the Cortez Hills approximately three miles south of the Cortez pit and at an elevation of approximately 6,000 ft.

The vegetation consists primarily of shrubs and grasses, such as sagebrush, rabbitbrush, cheatgrass, and grama. Juniper trees, pinion pine, mountain mahogany, and a variety of grasses are also present. In general, vegetation is relatively sparse. No endangered or threatened species, BLM-sensitive species, or plants proposed for listing have been identified in the Project area.

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Fauna that have been observed in the Project area are typical of those of the Great Basin area, and include jackrabbits, cottontail rabbits, mule deer, antelope, coyotes, various rodents, and reptiles. No proposed threatened, or endangered species are considered to exist within the Project area.

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6 HISTORY

Mining in the Cortez Mining District began with the discovery of silver mineralization in 1862 along the quartzite outcroppings at the western base of Mount Tenabo, some four miles to the southeast of the Cortez Mill No. 1 complex. Underground silver mining was conducted in the area until the 1930s. Mineralization at Hilltop was also identified during the 1860s. The majority of production occurred between 1915 and 1951 from underground sources, with approximate production of 18,000 ounces of gold, 360,000 ounces of silver and subordinate amounts of lead, copper, and antimony. Gold mineralization at Gold Acres was discovered in the late 1920s and mined by a small mining company from 1935 to 1960. The mine was one of the few gold operations to remain open during World War II.

In 1959, American Exploration & Mining Co. (AMEX), a wholly-owned US subsidiary of Placer Development Ltd. (subsequently Placer Dome Inc.), entered into a lease-option agreement on the properties of the Cortez Metals Co. and started extensive exploration of the mine workings and surrounding area. In 1963 AMEX entered into an exploration agreement with Idaho Mining Corp., which had acquired large areas of mineralized ground adjoining the AMEX holdings. In 1964, AMEX formed the Cortez Joint Venture (CJV) with the added participation of the Bunker Hill Co., Vernon F. Taylor, Jr., and Webb Resources Inc.

The US Geological Survey found anomalous gold in altered outcrops at the base of the Cortez Range in 1966. The CJV shortly afterwards discovered the Cortez deposit. Production at Cortez began in 1969 and continued until 1972, and then resumed from 1988 to 1993. Production was from the F-Canyon, Cortez and Ada 52 pits. Waste dumps from the operations were reclaimed during the 1990s. The Cortez process facilities include three inactive heap leach pads, West, East and 91-C leach pads, constructed in 1972, 1984 and 1990 respectively. The leach pads have been inactive since 1994. Seven tailings storage areas are situated in the Cortez area, TA 1 to TA 7, inclusive.

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TABLE 6-1 HISTORY OF EXPLORATION AND MINING AT CORTEZ SITE

Barrick Gold Corporation – Cortez Operations

Period	Activity

1862–1932	Cortez Silver mine in operation

1912–1921	Mining of gold, lead, copper and antimony at Hilltop

Late 1920s	Gold Acres deposit discovered

1935–1960	Gold mined from the Gold Acres deposit by other companies. Gold Acres mined as an open pit operation

1964	CJV formed

1966	Cortez deposit discovered

1968	Horse Creek (formerly Red Hill) discovered by Homestake Mining Co.

1969–1972; 1988–1993	Cortez deposit mined

1973–1976	New southern extension of the Gold Acres deposit mined and Horse Canyon deposit discovered

1976–1983	Low-grade oxide ores from Cortez and Gold Acres heap leached

1983–1987	Horse Canyon deposit mined

1987–1996	Mining resumed in the Cortez and Gold Acres deposits

1989	Acquisition of Hilltop deposit

1991	Pipeline, South Pipeline, Crescent and Gap deposits discovered

1994	Commenced mining the Crescent pit within the north western portion of the South Pipeline deposit

1996	Mining commenced on the Pipeline deposit

1997	Production at Mill No. 2 commenced. Total development and capital costs were $250 million.

1998	Crossroads and Pediment deposits discovered.

1999	Mill No. 1 was placed on care and maintenance.

2001	Plan of Operations was submitted for Pipeline expansion and Pediment

2002	South Area heap leach facility was commissioned

2003	Cortez Hills deposit discovery announced

2004–2009	Infill drilling continued at Cortez Hills and Pediment deposits Discovery of Lower Zone at Cortez Hills

2005	Completion of positive internal feasibility study on Cortez Hills

2006	Barrick acquires Placer Dome; commencement of mining at the South Gap deposit

2008	Acquisition of remaining 40% interest in Project through Barrick purchase of Kennecott interest. Positive Record of Decision received for Cortez Hills development

2009	Development of open pit commences at Cortez Hills

The CJV initiated exploration drilling around the pre-existing Gold Acres deposit in 1969, and obtained exploration rights to the former mining area in 1969. Open pit mining began in 1973, from the North and South pits. Low-grade ores from Gold Acres were

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mined and processed by heap leaching until 1976. Leaching and milling of Gold Acres stockpiles and dumps continued until 1983. The Gold Acres heap leach facility is associated with the deposits. Drilling resumed, resulting in the discovery of refractory gold mineralization in the vicinity of the North pit. Mill-grade ores were mined from 1987 to 1996 and processed at the Cortez Mill No. 1. Total production from this deposit (historic and recent) is estimated to exceed 500,000 ounces of gold. In 2003, the CJV commenced shipping Gold Acres refractory stockpiles for toll-processing at third-party facilities.

The Horse Canyon deposits were discovered in early 1976. Three pits, North, South, and South Extension were mined in the period from 1984 to 1987. Approximately 3.5 million tons were mined with approximately 385,000 ounces of gold recovered.

The Pipeline, South Pipeline, and Crossroads gold deposits occur in sequence from northwest to southeast and were entirely concealed beneath pediment gravels up to 300 ft thick. The Pipeline deposit was discovered by CJV geologists in March 1991 during drilling of deep condemnation holes on the pediment east of Gold Acres. The Gap deposit was discovered in 1991 adjacent to the planned Stage 9 of the Pipeline pit.

The Pipeline South area was initially controlled by association placer claims under the control of the CJV since the early 1970s. Only scattered sub-ore grade gold has been identified. The area was over-staked with lode claims by ECM in early 1987. By May 1987, Royal Gold had leased this property, known as the GAS claims, from ECM. The claim conflict was resolved by the formation of the Royal/Cortez Joint Venture between Royal Gold and the CJV later that year.

Royal Gold completed geophysical surveys and drilling programs between 1987 and 1989 that led to the identification of additional sub-economic gold grades, primarily in an anomaly known as GAS 2. Although a mineral resource was estimated no further work was undertaken by Royal Gold or by CJV due to the limited amount of drill data available. No further drilling by Royal Gold occurred due to lack of funding.

In August 1991, the Royal/Cortez Joint Venture was terminated and the CJV leased the property directly from ECM. A later dispute between Royal and the CJV concerning termination of the Royal/Cortez Joint Venture led to the formation of the South Pipeline Project and the royalty structure.

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In November 1991 CJV discovered the South Pipeline deposit. Additional gold was identified in August 1992. Step-out and in-fill drilling continued through July 1994. This drilling confirmed the presence of a relatively shallow gold occurrence above the water table, the Crescent deposit. Mining of the Crescent pit (northwest part of the South Pipeline deposit) commenced in May 1994 and was completed in 1997. The Crescent pit has since been subsumed by the Pipeline pit.

An internal Feasibility Study covering the Pipeline and South Pipeline deposits was completed by Placer Dome Technical Services in 1995. Construction of Mill No. 2 and pre-stripping of the first stage of the Pipeline pit began in 1996. The Pipeline pit has estimated Mineral Reserves and is included in Barrick’s current LOM plan. Two waste dumps are permitted (Gap and Pipeline). Associated infrastructure includes the integrated Pipeline heap leach and tailings facility, South Area heap leach facility, and Mill No. 2.

Continued drilling along northwest-southeast structural trends at Pipeline in 1998 resulted in discovery of the Crossroads deposit southeast of the South Pipeline deposit. Crossroads is concealed beneath 550 ft of alluvium. It represents a continuation of mineralization from South Pipeline.

In 1996, CJV geologists began a program to test for concealed mineralization south of the Cortez Mine. Geochemical and geophysical surveys were used to guide deep reverse circulation (RC) drilling, initially focusing on an area immediately west of the Cortez Fault. In 1998, the Pediment deposit was discovered in a deep RC drilling program designed to test potential for bedrock mineralization in the central and western portions of the alluvium-covered Cortez Fault Corridor. Subsequent RC and core drilling programs through 2002 defined the Pediment deposit.

The Cortez Hills deposit was discovered in October 2002 as part of an RC drilling exploration program investigating a steep gravity gradient anomaly near the projected intersection of north–northwest-trending Cortez Fault Corridor structures and west–northwest-trending faults beneath alluvial cover immediately to the north of the Pediment deposit. In 2004, the Cortez Hills Lower Zone was discovered as part of the step-out drilling to the west of the Cortez Hills deposit.

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In November 2008 the Environmental Impact Statement (EIS) for the Cortez–Pediment development was approved. The project is being developed as two open pits and a concurrent underground development of a high-grade portion underlying the pits. Production from underground began in late 2008, and the first ore production of CHOP phases one through three occurred in late December 2009.

In March 2008, Barrick acquired a 100% interest in the Project, purchasing the former Kennecott 40% interest for a consideration of $1.695 billion in cash, an additional $50 million payable if and when an additional 12 million ounces of contained gold Mineral Resources are added to Barrick’s December 31, 2007 Mineral Reserve statement for Cortez, and a sliding-scale royalty payable to Rio Tinto on 40% of all Cortez production in excess of 15 million ounces on and after January 1, 2008.

Production from the Project in the period 1969 to 2011 is summarized in Table 6-2.

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TABLE 6-2 CORTEZ PROJECT ANNUAL PRODUCTION, 1969–2011

Barrick Gold Corporation – Cortez Operations

Year Ended	Gold (000 oz)
1969	166
1970	209
1971	120
1972	190
1973	76
1974	104
1975	74
1976	28
1977	2
1978	2
1979	2
1980	8
1981	21
1982	25
1983	47
1984	49
1985	56
1986	62
1987	51
1988	42
1989	40
1990	54
1991	58
1992	77
1993	67
1994	70
1995	111
1996	161
1997	407
1998	1,138
1999	1,328
2000	1,010
2001	1,188
2002	1,082
2003	1,065
2004	1,052
2005	904
2006	427
2007	323
2008	428
2009	518
2010	1,140
2011	1,421
Total	15,403

Note: Production from 1969 to 2005 is total production, reported on a 100% basis, sourced from corporate annual reports. Production from April to December 2006, 2007, and January to February 2008 is the Barrick interest only, at 60% of production. Barrick production at 100% is included from March 2008 onwards.

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7 GEOLOGICAL SETTING AND MINERALIZATION

REGIONAL GEOLOGY

This section on Regional Geology has been extracted and modified from the Scott Wilson RPA July 2010 Cortez audit report.

The Project is located in the eastern Great Basin (Basin and Range Province) at the southern closure of Crescent Valley, a northeast trending structural and topographic basin between the Northern Shoshone Range on the west and the Cortez Range on the east. The Project lies within the “Battle Mountain-Eureka Trend” (BMT), an alignment of gold mines and occurrences located in a northwest-southeast belt extending from the Marigold Mine some 50 mi northwest of Cortez, to Ruby Hill at Eureka 60 mi to the southeast.

Two regionally recognized Paleozoic assemblages comprise the basement sedimentary strata of northeastern Nevada. These assemblages were deposited on the western continental margin of North America. The western assemblage is a deep water marine package of siliciclastic rocks consisting of mudstone, chert, siltstone, sandstone, and minor limestone. The eastern shallow water sedimentary assemblage consists predominantly carbonate rocks including limestone, dolomite and some quartzite units. The eastern assemblage underlies all other stratigraphic units in eastern and central Nevada.

Jurassic to Cretaceous intrusive rocks of granitic composition intrude the Paleozoic sedimentary rock and are locally exposed as stocks, sills and dikes. Tertiary extrusive rocks unconformably overlie the older packages and are dominated by a bimodal suite of rhyolite and basaltic flows with associated felsic tuffs and lesser amounts of intermediate volcanic rocks. Post-mineralization Eocene to Oligocene quartz porphyry dikes and sills have been emplaced along low angle thrust faults as well as high angle structures, in some cases intruding the gold deposits. Late Tertiary and Quaternary erosional products have partially filled the valley basins with coalescing alluvial fan deposits marginal to the mountains and finer-grained alluvium in the valley centres.

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The Antler orogeny extensively deformed Paleozoic rocks of the Great Basin in Nevada and western Utah during Late Devonian and Early Mississippian time. In the late Devonian about 350 million years ago, the Antler volcanic island arc terrane collided with what was then the west coast of North America and the North American Plate. The collision zone is marked by the Roberts Mountains Thrust, a system of low-angle thrust faults along which the Upper Plate clastic rocks were thrust some 90 miles eastward over the Lower Plate carbonates. Mesozoic compressional deformation was also important regionally as indicated by various east and west as well as north-northeast and south-southwest verging thrusts. Tertiary faulting developed basins and ranges with the former subsequently filled with volcanic and sedimentary rocks during Tertiary time. Gold mineralization occurred at the onset of Tertiary volcanism, approximately 39 million years ago.

The stratigraphic section is cut by a series of north-northwest, northwest, northeast and north-northeast striking high- and low-angle faults with extensive fracturing, brecciation, and folding. These faults both control and displace mineralization, with evidence for both dip-slip and oblique-slip displacements. Jurassic and Tertiary intrusive rocks utilized both high and low-angle faults as they intruded the Paleozoic section. Cenozoic Basin and Range deformation most likely reactivated the majority of faults in the area.

In terms of their regional tectonic setting, the BMT gold deposits are hosted in carbonate rocks within a thick sequence of Paleozoic miogeosynclinal sedimentary rocks coincident with:

•	the thinned western margin of the North American craton in early Paleozoic times,

•	the west-central portion of the Lower Devonian Antler foreland basin,

•	the east edge of deformation related to the late Paleozoic Humboldt orogeny,

•	an area of Jurassic plutonism, metamorphism and deformation,

•	the hinterland of the early Tertiary Sevier orogenic belt, and

•	the broad zone of Eocene to Miocene calc-alkaline magmatism and tectonic extension that occurred throughout much of the Great Basin.

The collision between the Antler terrane and the North America Plate induced higher crustal temperatures and pressures, which produced numerous hot springs along the

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suture zone. Several episodes of subsurface magmatism are known to have occurred subsequent to the collision. During these episodes, and particularly during the Eocene epoch, hot springs brought dissolved minerals toward the surface, precipitating them out along fissures. Among these minerals were gold and silver. Most of the largest gold deposits lie within approximately 300 ft of the Roberts Mountain Thrust at the base of the Upper Plate allochthon. Geochronologic study indicates that most of the gold in the BMT was emplaced over a short interval of time between approximately 42 Ma and 36 Ma. Analyses of the sulphosalt galkhaite from the Rodeo deposit at Barrick’s Goldstrike Mine (Carlin Trend) have yielded a mineralization age of 39.8 ± 0.6 Ma.

The regional geology is shown in Figure 7-1.

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500,000
520,000
540,000
560,000
4,480,000
4,460,000
4,440,000
4,420,000
N
0 3 6 9 12
Miles
0 5 10 15 20
Kilometres
CJV Area of Interest
Hilltop
Gold Acres
Pipeline
Gap
Cortez / NW Deep
Cortez Hills
Pediment
Location diagram
Area of Detail
Elko
Carson City
Sacramento
NEVADA
Fresno
Las Vegas

Legend:

- Jasperoid, Breccia, Skarn & Hornfels
- Quaternary/Tertiary Sediments & Sedimentary Rocks
- Tertiary Volcanic Rocks
- Tertiary, Cretaceous & Jurassic Intrusive Rocks
- Triassic, Premian & Pennsylvanian Rocks
- Upper Plate of Roberts Mountains Thrust (Western Siliceous Assemblage)
- Lower Plate of Roberts Mountains Thrust (Eastern Carbonate Assemblage)

Figure 7-1

Barrick Gold Corporation

Cortez Joint Venture Operations

Lander & Eureka Counties

State of Nevada, U.S.A.

Regional Geology

March 2012

Source: Barrick Gold Corp., 2012.

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Local Geology

Both the western and eastern Paleozoic assemblages are present in the Cortez area. At Cortez the western assemblage, termed the Upper Plate, includes:

•	Devonian Slaven Formation cherts and argillites

•	Silurian Elder Formation sandstone and Fourmile Canyon Formation

•	Ordovician Vinini and Valmy Formations siliclastic rocks

The eastern assemblage, or Lower Plate, consists of:

•	Devonian Horse Canyon Formation laminated calcareous siltstone, mudstones with interbedded chert and silicified siltstones

•	Early Devonian Wenban Formation carbonate turbidites, debris flows, micrites and silty limestones

•	Silurian-Devonian Roberts Mountains Formation laminated silty limestones

•	Ordovician Eureka Formation quartzites and Hanson Creek Formation sandy dolomites

•	Cambrian Hamburg dolomite

Two erosional windows of Lower Plate rocks are mapped in the Cortez area both located at the southern end of Crescent Valley (Figure 7-2). The Gold Acres window on the eastern flank of the Shoshone Range, is buried to the east beneath the alluvial fill of Crescent Valley, and presumably is offset by the Crescent fault located on the south side of the valley near the Cortez Mine. South of the Crescent fault is the Cortez window which appears to be a continuation of the Gold Acres window. The Cortez window is a two to three mile-wide, north–south trending zone that extends from the margin of Crescent Valley near the existing Cortez Mine south through the Cortez Hills area and into the northern Grass Valley area.

Aeromagnetic studies indicate that intrusive rocks underlie most of the Cortez Mountains. Outcrops of igneous intrusions in the Cortez district are granodiorite of Jurassic-cretaceous age (104 Ma to 150 Ma) and the Jurassic-age quartz monzonite Mill Canyon Stock. Felsic and mafic and dikes of similar age occur primarily in north to northwest striking faults. Contact metamorphism affects the sedimentary rocks adjacent to the larger igneous bodies and is evident in the formation of marble, calc-silicates, hornfels, and skarn. Post-mineral porphyry dacite and rhyodacite dikes and sills of Tertiary age are present and notable where they cross-cut mineralized zones.

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The local geology and stratigraphy of the Cortez Project area is shown in Figures 7-2 and 7-3, respectively.

The Gold Acres, Pipeline, Gap and Crossroads gold deposits are at the south end of the Shoshone Range located on the west side of Crescent Valley within the Gold Acre Lower Plate window. Gold Acres mineralization is hosted within the Roberts Mountains thrust fault which is up to 400 feet thick in the mine. The Pipeline, South Pipeline, Gap and Crossroads deposits occur within Lower Plate Horse Canyon, Wenban and Roberts Mountains formations.

The Hilltop gold deposit, located approximately 10 mi north of Gold Acres is hosted by an Eocene porphyry and surrounding brecciated, Upper Plate siliciclastic sedimentary rocks of the Ordovician Valmy Formation along a northwest-trending belt of similar aged intrusions. Hilltop is an epithermal intrusive related deposit.

The Cortez Pits, Cortez Hills, and Pediment gold deposits are on the south side of Crescent Valley associated with the Cortez Lower Plate window. The Cortez Hills mineralized breccia, thrust fault related Middle and Lower zones are within Horse Canyon, Wenban, and Roberts Mountains units. The Pediment deposit appears to be contained within Miocene-age conglomeratic sediments located immediately southwest of the Cortez Hills deposit. The Horse Canyon deposit is in Pine valley and is in lower plate formation.

The Buckhorn gold mine, approximately seven miles east of Cortez. It is a past producer that shut down in 1991 with historical production of 250,000 ounces of gold. It is a low-sulphidation epithermal vein and replacement mineralization localized by structures and permeable horizons mainly hosted in the Tertiary basalts.

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Hilltop
Crescent Valley
Gold Acres
Pipeline
Cortez Pits
Buckhorn
Cortez Hills
Horse Canyon
Red Hill
Goldrush
8 miles

Discovery
Gold Mine - >10Moz Endowment
Gold Mine - Significant Past Production
Overburden / Alluvium
Volcanic Rocks
Intrusive Rocks
Carbonate Rocks
Siliciclastic Rocks

Figure 7-2

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Local Geology

March 2012

Source: Barrick Gold Corp., 2011.

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Devonian
Silurian
Ordovician
Devonian
Silurian
Ordovician
Cambrian
SLAVEN CHERT - Interbedded chert and argillite.
ELDER SANDSTONE - Fine grained weakly calcareous arenite.
1,000 Feet
HORSE CANYON (50%)-HILLTOP
VALMY FORMATION - Thinly interbedded cherts and argillites, quartzite, and greenstone.
Tgd-Oligocene Granodiorite & Porphyry
WENBAN LIMESTONE - Silty limestone >> siltstone.
HORSE CANYON (50%)V
MAIN PIPELINE SOUTH PIPELINE
CORTEZ
ROBERTS MOUNTAIN FORMATION - Thinly laminated calcareous siltstone. Thickness in excess of 3,000' locally due to tectonic thicking.
GOLD ACRES
TOIYABE
HANSON CREEK DOLOMITE - Dolomite and limey mudstones.
Tgd Dikes
EUREKA QUARTZITE - Tan to buff massive quartzite.
JKgr- Jurassic Cretaceous Granitoid
HAMBURG DOLOMITE - Medium to thick bedded dolomite.
PLACER DOME U.S. INC.

Figure 7-3

Barrick Gold Corporation

Cortez Joint Venture Operations

Lander & Eureka Counties
State of Nevada, U.S.A.

Local Stratigraphy

March 2012

Source: AMEC, 2006.

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PROPERTY (DEPOSIT) GEOLOGY

Deposit descriptions for the Pipeline Complex, Gold Acres, Pediment, and Cortez Pits deposits were extracted in whole or in part from the Scott Wilson RPA Cortez 2010 Audit Report and modified where required for this Report to reflect the current geological understanding of these areas.

PIPELINE COMPLEX

PIPELINE/SOUTH PIPELINE/CROSSROADS

The Pipeline, South Pipeline and Crossroads deposits are separate zones of one gold-mineralized system which strikes approximately N20W, is over 8,000 ft long and 5,000 ft wide. Economic gold grades do not occur over the full expanse of this system, but variable degrees of hydrothermal alteration are evident throughout. Alteration types include oxidation, decalcification, weak contact metamorphism, argillization, silicification, and carbonization. Mineralization at the Pipeline Complex occurs just outboard of the metamorphic aureole associated with the Gold Acres intrusive. Alluvium cover is absent in the northwest but thickens up to 450 ft in the eastern Pipeline pit area and ranges from 315 ft to 770 ft over the Crossroads deposit to the south.

The area is characterized by folded and low-angle faulted Paleozoic carbonates. The primary host rocks are variably altered, thin- to thick-bedded, carbonate turbidites, debris flows, micrites and silty limestones of the Devonian Wenban Formation and thin-bedded, planar-laminated calcareous siltstones, mudstones, with inter-bedded chert and silicified siltstones of the Devonian Horse Canyon formation overlying. At depth, planar laminated, silty limestones of the Silurian Roberts Mountains Formation also host mineralization.

Initial porosities in the turbidites, siltstones and silty limestones were enhanced through argillization and decarbonitization along structural and stratigraphic controls. Thrust and normal faulting have shattered the more brittle cherty and silicified beds creating a secondary porosity. The highest and most continuous gold grades occur in the inter-bedded cherts and silicified turbidites of the Horse Canyon formation and in the Wenban Formation either where capped by the Horse Canyon formation or in areas of more intense decarbonitization. Host formations have been thickened and repeated by low-angle thrusting largely associated with the Late Devonian Antler Orogeny.

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GAP

The Gap deposit is hosted in Devonian Wenban Limestone and lies west of the Pipeline Deposit. Mineralization occurs where north-northwest and northeast, high-angle faults intersect thermally altered Wenban Formation in the axis of the Gold Acres antiform. Bedding in the Wenban Limestone is sub-horizontal to gently east-dipping. Portions of the limestone host-rocks of the deposit that lie within the metamorphic aureole of the Gold Acres Stock have been altered to calc-silicate marble, hornfels, skarn, and gossan. Skarn within the Gap pit can be correlated with the upper skarn in the Gold Acres deposit.

GOLD ACRES

The Gold Acres pit is centered on the long axis of a low-amplitude, north-northwest trending antiform. The primary host rocks to the mineralization are sheared Upper Plate siliciclastics and greenstones of the Ordovician Valmy Formation and cherts and quartz siltstone of the Devonian Slaven Formation, sheared Lower Plate silty limestone with discontinuous thin phosphatic black lenses of the Silurian Roberts Mountains Formation and micrite to silty micrite of the Devonian Wenban Formation. The intensity of metamorphism associated with the Gold Acres Stock varies depending on original lithology and ranges from hornfels to calc-silicate marble to skarn. Drill hole intercepts indicate that the pluton is 400 ft to 600 ft below the current Gold Acres pits.

Two discrete horizons, referred to as “Upper Skarn” and “Lower Skarn,” have been mapped at Gold Acres. The Upper Skarn unit is a bleached felsic sill-like body with endoskarn development and is presumed to be associated with the granodioritic Gold Acres Stock of Jurassic-Cretaceous (104 Ma to 150 Ma) age. The “Lower Skarn” is a garnet–diopside skarn believed to be lower Wenban Formation. The two skarn horizons are separated by an 80 ft to 200 ft thick zone comprising slices of Upper and Lower plate rocks known as the Imbricate Thrust Zone (ITZ).

CORTEZ HILLS COMPLEX

The Cortez Hills Complex includes the Cortez Hills Breccia, Middle and Lower zones, and the Pediment deposit.

BRECCIA, MIDDLE AND LOWER ZONES

The upper levels of mineralization in the Cortez Hills deposit are hosted in the Horse Canyon Formation. The bulk of the deposit is hosted in the Wenban limestone. At depth, mineralization is also hosted by Roberts Mountains Formation as well as Hanson Creek Dolomite. The range-bounding Cortez Fault is located just east of the deposit.

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The location of Breccia gold mineralization appears to have been emplaced on hydrothermal brecciated and fractured rocks that are centred on a northwest striking and moderately southwest dipping fault and its attendant structures, named the Voodoo Fault. At depth the stratigraphy has been deformed by thrust faulting leading to both folding and fracturing. Gold mineralization at depth occurs as tabular, sub-horizontal to shallow dipping zones associated with calcareous rocks subject to preparation by alteration and deformation; this deeper mineralization forms the Middle and Lower zones at Cortez Hills. Post-mineral quartz porphyry dikes and sills intrude the Cortez Hills deposits. A northwest trending swarm of steely dipping dikes defines the limits between the Middle and Lower zones.

PEDIMENT

The Cortez Pediment deposit is located in a Tertiary gravel-filled canyon immediately south of Cortez Hills and appears to have originated from material and gold eroded from the top of the Cortez Hills deposit. In contrast to rock formations, the gravels at Pediment display inverted stratigraphy in that the deepest unit is a 50 ft to 200 ft thick siltstone-dominated gravel sourced from the gold mineralized Horse Canyon Formation and it underlies a limestone-dominated gravel (100 ft to 800 ft thick) derived from the erosion of uplifted, barren Wenban Limestone. The gravels are covered by thin, unconsolidated fanglomerate composed of Eureka Quartzite fragments, the quartzite having been exposed by later uplift east of the Cortez Fault. There are no obvious structural controls, although the Pediment deposit is strongly elongated north–northeast.

CORTEZ PITS (NW DEEPS)

The Cortez NW Deeps deposit is hosted by strongly altered, thin- to medium-bedded silty limestone of the Roberts Mountains Formation and by sheared and altered interbedded dolomite and limestones of the underlying Ordovician Hanson Creek Formation. Wenban Limestone caps most ridges and hills around the NW Deeps deposit and locally appears to have acted as a cap rock over alteration systems in the underlying Roberts Mountains Formation. Prior to mining, Quaternary alluvium formed a thin veneer of cover over the deposit. Alluvium thickens abruptly to the north across the Cortez range-front normal fault.

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Quartz monzonites of the Jurassic Mill Canyon Stock are present east of the deposit on the uplifted side of a north–northwest-trending normal fault. Numerous Oligocene quartz porphyry dikes and sills intrude the deposit. These dikes are considered to be post-mineralization.

A series of north–northwest-trending and northeast-trending faults cut the Roberts Mountains Formation at the deposit. Mineralization occurs where these faults intersect shallow east-dipping thrust breccia zones (thrust duplexes) within the Roberts Mountains Formation.

MINERALIZATION

With the exception of Cortez Hills, the description of Mineralization for this section is taken largely from the July 2010 Scott Wilson RPA Cortez audit report with modifications as required for this Report.

Gold mineralization is reported as mineral resources for the following nine deposits in the Cortez area:

•	Pipeline Complex (3 deposits) – Pipeline, Gap and Crossroads

•	Gold Acres

•	Cortez Hills Complex (4 zones) – Breccia, Middle, Lower and Pediment

•	Cortez Pits (NW Deeps)

Mineralization consists primarily of submicron to micrometre-sized gold particles, very fine sulphide grains, and gold in solid solution in pyrite. Mineralization occurs disseminated throughout the host rock matrix in zones of silicified and decarbonatized, argillized, silty calcareous rocks and associated jasperoids. Gold may occur around limonite pseudomorphs of authigenic pyrite and arsenopyrite. Major ore minerals include native gold, pyrite, arsenopyrite, stibnite, realgar, orpiment, cinnabar, fluorite, barite, and rare thallium minerals. Gangue minerals typically comprise fine-grained quartz, barite, clay minerals, carbonaceous matter, and late-stage calcite veins.

Argillization is characterized by removal of kaolinite and growth of illite in proximity to controlling faults. Arsenic, antimony, iron, and copper accompany gold in north–northwest oriented fault structures and silver, arsenic, manganese, and lead in northeast trending faults.

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In the Cortez district, the favoured host rocks for gold mineralization are the Wenban Limestone, followed by the Horse Canyon and Roberts Mountain formations. Mineralization reflects an interplay between structural and lithological ore controls in which hydrothermal solutions from intrusives moved to favourable porous decalcified limestone.

Mineralization is predominantly characterized by oxides, and sulphidic and carbonaceous refractory material. Carbon content in the deposits is highly variable and occurs generally in the Wenban and Roberts Mountain Formations.

Supergene alteration extends up to 656 ft depth resulting in oxide ores which overlie the refractory sulphides. Alteration has liberated gold by the destruction of pyrite and resulted in the formation of oxide and secondary sulphate minerals which include goethite, hematite, jarosite, scorodite, alunite, and gypsum.

PIPELINE COMPLEX

Mineralization at Pipeline occurs where the east-dipping thrust duplex crosses a deep-seated 305° striking fracture system. The majority of the mineralization is tabular and stratiform with a shallow easterly dip.

The main Pipeline deposit is 50 ft to 300 ft thick, tabular zone at 500 ft to 600 ft beneath the surface; it dips at a low angle to the east and extends 750 ft north-south by 1500 ft east-west. South Pipeline consists of two zones 1) a shallow zone starting at 65 ft to 150 ft depth and 2) a deep zone starting at 1,000 ft. The shallow zone occupies an area of approximately 1,800 ft by 2,000 ft, north and east respectively, and exhibits both low-angle and high-angle structural controls on gold distribution. The deep zone occupies an area 200 ft north-south by 600+ ft east-west, is up to 250 ft thick and is more closely associated with high-angle structures. Drill depths average 1,000 ft although drill holes up to 1,400 ft are not uncommon in the center of the deposit where mineralization ranges from 400 ft to over 1,000 ft in thickness.

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Crossroads lies at the south end of the Pipeline trend and is deeper varying in thickness from less than 10 ft to greater than 300 ft with a primary control of low-angle structures sub-parallel to bedding and an overall 20o easterly dip. The zone is intensely sheared, shattered, and/or brecciated, with minor offsets along the high-angle faults. Oxidation extends to depths in excess of 1,300 ft. Crossroads consists of two mineralized zones: an upper stratiform zone along the Horse Canyon–Wenban contact and a deeper zone controlled by an east-northeast striking, west dipping (20° to 25°) structural zone which cuts across stratigraphy.

At Gap mineralization occurs where north-northwest and northeast, high-angle faults intersect thermally altered Wenban Formation in the axis of the Gold Acres antiform. A northern zone of mineralization is primarily hosted within gossan horizons cut by high-angle faults in thermally altered Devonian Wenban Limestone. The southern zone is outside the metamorphic aureole; mineralization occurs within a 1,000 ft wide corridor of strong fracturing bounded on the northeast side by a high-angle, N45W northeast-dipping fault. Gold mineralization is post-metamorphic and strongly oxidized. Carbon alteration is prevalent and increases with depth.

GOLD ACRES

At Gold Acres the mineralized area is approximately 6,000 ft long by 2,500 ft wide with an average thickness ranging from 80 ft to 200 ft. Mineralization is mainly refractory; high gold grades (greater than 0.10 oz/st Au) are associated with secondary carbon and/or fine-grained sooty sulfide minerals. Minor oxide gold mineralization is hosted within the Upper Plate rocks overlying the Imbricate Thrust Zone (ITZ). The Lower Skarn is largely barren of gold, although it does host minor polymetallic mineralization (Zn–Mo–Cu) presumed to be coeval with intrusive emplacement and skarn formation.

The Gold Acres deposit was developed in two lobes, the north (London Extension Pit) and the south (Old Gold Acres Pit, or OGA). The London Extension Pit is bounded on the north by the northeast striking, moderately westward dipping (50° to 60°) Gold Acres Fault. The Gold Acres Fault down drops the ITZ and Gold Acres Stock approximately 200 ft to the northwest. The Island Fault separates the London Extension and OGA pits and strikes approximately to the north–northeast, dipping at 50° to the northwest. The Island Fault apparently down-drops mineralization in the London Extension Pit relative to the OGA Pit. Multiple northeast-trending faults between the Gold Acres and Island

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Faults incrementally down-drop mineralized stratigraphy to the north in a stair-step pattern. Both pits have been inactive since 1995 except for a small program in the London Extension Pit in 2000–2001 when refractory ore was mined to supply a third-party for processing.

CORTEZ HILLS COMPLEX

BRECCIA, MIDDLE AND LOWER ZONES

Breccia gold mineralization is hosted in hydrothermally brecciated and fractured rocks that are spatially associated with the Voodoo Fault and its attendant structures. Altered, matrix supported breccia bodies contain the highest gold grades and are surrounded by ‘crackle’ breccias and highly fractured rock with moderate gold grades continuing outwards to less fractured rocks with lower grades. Most of the Breccia mineralization dips moderately southwest enveloping the Voodoo Fault. The upper portion has a northeast dip that possibly reflects control by an antithetic structure. Breccia Zone mineralization extends from a near surface elevation of 5,850 ft to 4,070 ft, terminating just east of the Middle Zone. It is approximately 1,000 ft wide with a northwest trend, and varies in width from 250 ft to 1,900 ft

Mineralization of the Middle and Lower zones lie at depth to the west and southwest of the Breccia zone. These sub-horizontal, tabular zones are associated with alteration localized along a complex zone of thrust faulting and back thrusts in the Roberts Mountain Formation that has also incorporated slices of Wenban limestone. A swarm of northwest trending post mineral quartz porphyry dikes separates the Middle from the Lower Zone. The Lower Zone has a distinct northwest-southeast trend in the Roberts Mountain and Hanson Creek Formations that is interpreted as the crest of a plunging antiform. The Middle zone occurs between elevations 4,235 ft and 3,825 ft, is approximately 1,800 ft wide northwest-southeast by 1,300 ft long northeast-southwest and ranges in thickness from 10 ft to 270 ft. The Lower Zone lies at an elevation of 4,260 ft to the northwest and 3,060 ft to the southeast, extends 4,300 ft northwest-southeast, varies in width from 1,450 ft in the north to 500 ft in the south and ranges in thickness from 60 ft to 270 ft. Both the Middle and Lower zones are open to both the northwest and southeast.

Post-mineral dikes and sills are significant in that they are estimated to account for up to 10% of the waste rock volume within portions the Cortez Hills deposits.

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Gold mineralization is often spatially associated with decalcification and to a lesser degree silicification. Deep oxidation at Cortez Hills is inferred to be related to deep, convection-driven circulation of mixed meteoric and spent hydrothermal fluids during the waning stages of the mineralizing event. The enhanced weathering phenomenon resulted in significant carbonate dissolution and clay formation as well as extremely deep oxidation of gold-bearing iron sulphide minerals. Arsenates of copper and zinc have been noted in, and adjacent to, oxidized mineralization.

PEDIMENT

Most of the gold in the Pediment deposit is present within the lower of the two gravel/ conglomerate units draped over a paleobasement of thermally altered limestone and marble. Two mineralized zones have been delineated 1) a shallow zone along the southern extent of the deposit, with a depth to the top of the zone ranging from 150 ft to 300 ft, and 2) a deeper zone at the northern part of the deposit, which begins at a depth of approximately 500 ft. Both mineralized zones exhibit a tabular geometry and occupy a general area of 3,000 ft north-south by 600 ft east–west. Gold mineralization is associated with clasts of strongly altered carbonate rocks that have been oxidized and are similar to mineralization found in situ in the near-surface portion of the Cortez Hills Complex.

CORTEZ PITS (NW DEEPS)

The Cortez NW Deep deposit is a continuation of the mined-out main Cortez deposit. The deposit consists of remnants of oxide mineralization in the east wall of the Bass Pond pit and deeper, sulphide and carbonaceous mineralization. A series of north–northwest trending and northeast trending faults cut the Roberts Mountains Formation at the deposit. Gold mineralization is localized where these faults intersect shallow east dipping thrust breccia zones (thrust duplexes). Most of the Cortez NW Deep higher-grade gold mineralization (less than 0.1 oz/st Au) occurs in two zones lying between the 4,200 ft and 4,500 ft elevations beneath the old Cortez open pit floor. Present surface elevations are between 4,800 ft and 5,300 ft. One zone consists of an oxidized and strongly altered thrust zone within the Roberts Mountains Formation and the other is an unoxidized, sulphide-bearing thrust zone at the top of the Hanson Creek Formation. Post mineral quartz porphyry dikes have been emplaced along thrust faults.

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Locally, silica overprints all lithologies but does not show a strong correlation with gold at a local scale. Silicification occurs as massive fault fill, bedding replacements after decalcification and as micro-veinlets. Massive silicification fills both north–northwest and northeast trending faults. Bedding replacement by silica occurs along beds that were originally carbonate-rich.

Oxidation is pervasive at 4,700 ft elevation. Mineralization becomes dominantly refractory at 4,200 ft to 4,350 ft elevation.

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8 DEPOSIT TYPES

The Cortez deposits are “Carlin” style sedimentary rock-hosted and porphyry/epithermal deposits. Carlin deposits form as structurally and/or stratigraphically controlled replacement bodies consisting of stratabound, tabular, disseminated gold mineralization occurring in Silurian-Devonian carbonate rocks. Deposits are localized at contacts between contrasting lithologies, metamorphosed to varying extents. They can also be discordant or breccia-related.

Host rocks are most commonly thinly bedded silty or argillaceous carbonaceous limestone or dolomite, commonly with carbonaceous shale. Although less mineralized, non-carbonate siliciclastic and rare metavolcanic rocks can locally host gold that reaches economic grades. Felsic plutons and dikes may also be mineralized at some deposits.

The deposits are hydrothermal in origin and are usually structurally controlled. The carbonate host rocks are part of an autochthonous miogeoclinal carbonate sequence (Lower Plate) exposed as tectonic windows beneath the Roberts Mountain allochthon. The lower Paleozoic allochthonous (Upper Plate) rocks are siliciclastic eugeoclinal rocks that were displaced eastward along the Roberts Mountain Thrust over younger units during the upper Paleozoic Antler Orogeny. Carlin deposits are localized along the thrust.

Current models attribute the genesis of the deposits to:

•	epizonal plutons that contributed heat and possibly fluids and metals;

•	meteoric fluid circulation resulting from crustal extension and widespread magmatism;

•	metamorphic fluids, possibly with a magmatic contribution, from deep or mid-crustal levels;

•	upper crustal orogenic-gold processes within an extensional tectonic regime.

The past-producing Buckhorn gold-silver mine and the Hilltop gold project, are examples of a different and younger style of mineralization in the Cortez District. Both deposits are

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epithermal. Buckhorn is a more typical example of a low-sulphidation epithermal system while Hilltop is more closely intrusive related. Both are thought to be Miocene in age and deposited during Tertiary faulting, volcanism, and Basin and Range development. Hilltop is epithermal intrusive-related gold mineralization with minor copper.

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9 EXPLORATION

Modern exploration commenced along the Battle Mountain–Eureka Trend in the 1960s, and has been nearly continuous since that time. Exploration in the Cortez District has been undertaken by Barrick and its predecessor companies such as the CJV and has included mapping, various geochemical and geophysical surveys, pitting, trenching, petrographic and mineralogy studies, and various types of drilling.

Barrick funds a multi-million dollar exploration budget each year for the Cortez area. Barrick has advanced stage exploration drilling projects at the mine.

1) Continued surface and underground drilling of the Cortez Hills Middle and Lower zones.

2) Surface drilling and metallurgical test-work at Hilltop.

Exploration crews are also working at the past producing Buckhorn gold-silver mine under an earn-in agreement.

Many of the targets being investigated are partially or totally concealed by younger overburden and Tertiary rock cover or by allochthonous Upper Plate Paleozoic siliclastic rocks. Geophysical surveys are being used to help map buried bedrock features. At Buckhorn, prospect mapping and geochemical studies are part of the exploration activities.

EXPLORATION POTENTIAL

Exploration drilling at Cortez Hills has identified sufficient potentially economic gold mineralization to report Mineral Resources (see Section 14). There is room for further significant increases in Mineral Resources and there is potential for multi-million ounce gold deposits. Near-term exploration opportunities also exist to expand current resources on the western edge of the Pipeline pit and at Crossroads.

Barrick has completed 49 holes for 19,000 ft of drilling at Hilltop and have outlined a body of epithermal, intrusive-related gold mineralization with a preliminary potential of 1.0 million to 1.5 million ounces of gold. There is still potential to expand this target as it remains open in several directions. The next steps are to complete fill-in drilling for

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grade continuity, metallurgical test-work for recovery process options and extension drilling to expand the mineralization. The objective is to establish a reportable Mineral Resource at Hilltop.

Longer-term exploration potential remains for deep underground targets in the Gold Acres Window, as well as for potential open-pit and underground-mineable targets in the southern and eastern Cortez Window.

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10 DRILLING

Exploration and drilling activities for resource development in the Cortez district span a period of more than 40 years and include a variety of drilling techniques and the use of numerous different drill contractors. Approximately 17,819 drill holes are currently in the Barrick Cortez Project database. This number is known to be incomplete, as a significant portion of the drilling completed by companies other than Barrick and the CJV have not been incorporated in the Project digital database. The drill hole types included in the Project database include:

•	Reverse circulation (79% of total drilling)

•	Core (18%)

•	Other (3.0%)

Figure 10-1 illustrates the distribution of drill holes contained in the Project database for the Cortez district. Drill hole collars included in this figure are not representative of the total drilling within the Project. Many of the drill holes external to the Cortez and Gold Acre Windows were completed for reconnaissance purposes.

REVERSE CIRCULATION (RC) DRILLING METHODS

RC drilling is currently used during the initial phases of exploration, condemnation drilling and to pre-collar diamond coring holes through intervals of overburden and unaltered cap rocks. RC holes range in diameter from 4.5 in. to 7 in. Diameters of 6.5 in. and 6.75 in. are currently used for exploration.

Current practice is for RC holes encountering mineralization to be bracketed on four sides by core holes increasing the density of core holes in mineralized zones. RC pre-collar holes are cased with 4.5 in. casing and core drilling is continued through mineralization and footwall rocks. The depth to which RC drilling is used depends on the water table depth which is in turn dependent on mining dewatering activity in the area. Since 1980, RC has been typically used for 600 ft to 3,500 ft holes. RC pneumatic hammers are used up to 1,800 ft. Auxiliary compressors are used to increase the effectiveness of the down-hole hammers. Tri-cone rock bits are used at depths below the working depth of hammer bits. Centre-return hammers and bits were used for RC drilling at Pipeline. The deepest RC hole at Pipeline reached a depth of 3,280 ft; the deepest at Cortez Hills has been 3,500 ft.

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CORE DRILLING METHODS

Core sizes for wire-line diamond drilling are typically HQ (2.5 in. diameter) for resource development drilling. Occasionally, core holes are reduced from HQ size to NQ (1.9 in. diameter) size in difficult drilling conditions. Surface metallurgical core includes HQ and PQ-3 (3.27 in. diameter) sizes.

Conventional core handling methods and wax impregnated cardboard core boxes are used by the contractors who deliver the core to the logging facility on site. Core runs of 5 ft are typical in waste rock zones, but the shattered and broken nature of the Pipeline shear zone usually results in shorter runs. The drill crew inserts wooden blocks to mark the end of each core run. Manual versus natural breaks in the core are clearly marked with a wax crayon. Core is delivered to the logging shed by technicians or the drilling foreman at least once per shift.

CONVENTIONAL AND MUD DRILLING METHODS

These drilling method use air to pull the sample from the bit to the hole collar up the outside of the drill stem. Typically conventional air holes were short, and terminated at the water table. The drill diameter range was from 5.5 in. to 6.5 in. Conventional mud drilling used a similar sampling technique, with drill water-based bentonite clay/inorganic polymer muds employed facilitating drill sample return. Mud rotary drill holes range in diameter from 6 in. to 9 in. Mud-rotary drills have been used to drill relatively thick sections of alluvium over the Crossroads deposit or in areas being condemned for waste dumps and processing facilities. Core tools were used to complete the bedrock sections of these holes. Limited information remains on the drilling, logging, and sampling methodology for hole-types that were drilled prior to the mid-1990s.

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500,000
520,000
540,000
560,000
4,480,000
4,460,000
4,440,000
4,420,000
N
0 5 10 15 20
Kilometres
0 2 4 6 8 10
Miles
CJV Area of Interest
Hilltop
Gold Acres
Pipeline
Gap
Cortez / NW Deep
Cortez Hills
Pediment
Location diagram
Area of Detail
Elko
Carson City
Sacramento
NEVADA

Figure 10-1

Legend:

Drillhole Type

- RC Hole
- Core Hole
- Conventional Rotary Hole
- Mud Rotary Hole
- Sonic Hole
- CUBEX

Existing Road

AOI

Map Specifications:
Topography from USGS DEM - 1:24,000
Horizontal Datum: North American 1927
Vertical Datum: NGVD 1929
Zone: 11
Projection: Transverse Mercator (meters)

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Drill Hole Map

March 2012

Source: Barrick Gold Corp., 2011.

10-3

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COLLAR SURVEYS

Collar coordinates from the 1960s to the 1980s drilling were determined by optical surveys, field estimates, Brunton compass and pacing, or compass-and-string distance. Recent campaigns have hole collars surveyed with either Total Station electronic distance measurement (EDM) or geodetic-grade, global positioning system (GPS) instruments. Two separate reference grids (Pipeline Mine grid and Cortez grid) are maintained. Survey Data in remote areas is collected in TUTM (Truncated Universal Transverse Mercator) Coordinates and then converted to the appropriate mine grid.

DOWN-HOLE SURVEYS

Down-hole surveying began in 1991 at the Pipeline deposit. Significant deviations were shown in RC drilling and down-hole surveying has been carried out since then. Most holes were surveyed with a recording gyroscope by a commercial contractor. Readings are taken every 50 ft down-hole and digitally transferred to the Project database. Boyles Brothers Drilling used a multi-shot recording gyroscope (MSRG) tool until April 1993. Silver State Surveying later performed all MSRG surveys and currently contractors WelNav and International Directional Services LLC (IDS) provide the surveys. Mahoney et al. (2009) reports that significant work has been carried out by Cortez to determine the accuracy of the instruments of each contractor.

Underground core holes drilled prior to May 2008 were surveyed down-hole by IDS. Since then surveying has been done by Cortez personnel using Reflex® magnetic instrumentation. Geotechnical holes have been drilled in each discovery to date using oriented tools. These normally use a plasticine, triple scribe, and down-hole camera system.

Down-hole surveys for a limited number of holes are incomplete where ground conditions such as caving restrict access for the survey instrument.

SAMPLE RECOVERY

In general, core-drilling practices at Pipeline, Crossroads, Gap, the Cortez Pits (NW Deeps), Cortez Hills and Pediment ensure a relatively high core recovery. Core recovery is sufficient to provide representative samples of a sedimentary rock-hosted gold deposit. Prior to 1991, core recovery values and RC sample weights were not

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routinely digitized or added to the general drill hole database. Wet drilling conditions for RC holes prohibit measurements of sample weights as a result recovery of RC materials cannot be calculated.

Core recoveries are maximized by use of triple-tube core barrels, face-discharge bits, and special drilling mud. Core recovery averaged 93% for 314 holes used in the Pipeline and South Pipeline Feasibility Study (Placer Dome Technical Services, 1995). The median core recovery for the Cortez Hills deposit was 96%. Only four core holes in the Cortez Hills deposit had less than 80% core recovery and were located in an approximate 150 ft by 150 ft geographic area in the upper extreme eastern portion of the lower-grade mineralized area near the intersection of four faults.

GEOTECHNICAL AND HYDROLOGICAL DRILLING

Geotechnical and hydrological holes have been drilled to provide raw data for the hydrological and geotechnical portions of the Pre-Feasibility and Feasibility Studies on the Pipeline and Cortez Hills deposits, and subsequently to support mining operations. Twelve underground core holes have been drilled for geotechnical purposes. These holes were designed parallel to planned drifts and served to predict the character of the rock mass to be developed.

GRADE CONTROL DRILLING

OPEN PIT

Blast-holes in rock on 20 ft benches are drilled on a square pattern of 20 ft by 20 ft with an 8 7/8 in. bit. This spacing has been decreased to 16 ft by 16 ft in carbonaceous ore. On 40 ft benches, blast-hole (9 7/8 in. bit) spacing ranges from 24 ft by 24 ft up to 28 ft by 28 ft. Blast-holes in alluvium employ a 10 5/8 in. bit and are spaced from 33 ft to 37 ft apart on a square grid. All blast-holes have a 4 ft sub-drill.

UNDERGROUND

Initial core drilling for the breccia zone was completed with flat fans of HQ core-holes drilled to nominal 50 ft spacing across the body of the projected mineralization at Cortez Hills. These fans are drilled approximately every 60 ft to 75 ft on the vertical axis of the body. Additional Cubex RC fan drilling using a 4 in. bit is carried out on working levels at a nominal 25 ft to 50 ft spacing. Down-hole surveys for Cubex are conducted by the drill contractor, Connors Drilling LLC, which uses Reflex instrumentation run within PVC tubing placed in the hole.

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Subsequent core drilling has been from drill platforms that drill perpendicular (shower heads) to mineralization. Breccia zone holes were drilled from the hangingwall side of the deposit. Middle and Lower Zones holes are drilled from development drifts located directly above the mineralization. Cubex (underground RC drills) drilling is used for grade control and can be drilled from active mining levels or dedicated drill bays

MINERAL RESOURCE DELINEATION DRILLING

Surface drilling is initially carried out on a 400 ft square pattern, closing in the next stage to a 200 ft grid. In-fill drilling is done on a five-spot pattern, resulting in an average hole spacing of 141 ft. At Pipeline, ‘X-shaped’ patterns of more closely spaced holes have been drilled to provide information for gold grade variography; this may locally decrease the hole spacing to approximately 70 ft.

Underground mineralization is drilled to a nominal 200 ft spacing from surface, then underground drilling is conducted to reduce spacing to 100 ft or less for Mineral Resource to Mineral Reserve transition. Prior to production additional underground drilling is completed to close up the spacing to between 25 and 50 ft for final mine design.

Drill holes are generally vertical. Inclined core holes were drilled at Cortez Hills to confirm the orientation of relatively high-grade gold-mineralized zones and to obtain geotechnical information for the planned Cortez Hills pit. Several angle core holes were drilled at the Cortez Pits (NW Deep) and Pipeline to provide geotechnical data and further delineate areas of mineralization.

PIPELINE COMPLEX AND GOLD ACRES

Drilling in the area of the Pipeline Complex including the Pipeline, Crossroads, Gap and Gold Acres deposits comprises 5,419 drill holes for approximately five million feet. Drilling dates from the 1960s to 2008, and comprises conventional, RC and core drilling. Almost all of the conventional drilling was in upper portions of the deposits, and has subsequently been mined out. Approximately 20 conventional holes were drilled after 2006, for approximately 60,000 ft. The resource estimation database contains 3,266 holes totalling 2,908,456.8 ft of which 2,973 are core holes for 2,704,949 ft and 293 are RC holes for 203,508 ft, including pre-drilling for core holes.

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Figure 10-2 shows a drill hole location plan for the Pipeline Complex including the Pipeline, Crossroads and Gap deposits.

Figures 10-3, 10-4 and 10-5 show representative cross sections through the Pipeline, Crossroads and Gaps deposits, respectively.

GOLD ACRES

The resource drilling database for Gold Acres consists of 1,725 surface drill holes for 461,363 ft and includes over 68,700 assays. Figure 10-6 shows a surface plan with drill hole locations (white dots) for the Gold Acres deposit and Figure 10-7 provides a representative cross section through the deposit.

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62000 N
60000 N
58000 N
56000 N
54000 N
52000 N
50000 N
96000 E
98000 E
100000 E
102000 E
104000 E
106000 E
108000 E
110000 E
Gap Ph. 4
Pipeline Ph. 10
A
A'
B
B'
C
C'
Gap Ph. 3
Crossroads Ph. 2
Crossroads Ph. 3
Crossroads Ph. 1
Crossroads Ph. 4
N
0 500 1000 1500 2000
Feet

Figure 10-2

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Pipeline Complex Drill Hole Plan

March 2012

Source: Barrick Gold Corp., 2011.

10-8

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A
A'
Gap Phase 4
Pipeline Phase 10
Current Topo
5500 L
5000 L
4500 L
4000 L
3500 L
Qal
Dhc
Srm
Dw
Ohc
Upper Plate
Ce
98000 E
99000 E
100000 E
101000 E
102000 E
103000 E
104000 E

NOTE: *Grey perpendicular lines reflect drill holes traces, colours down hole indicate grade intercept ranges as colour-coded in key. Qal = Alluvium; Dw and Dhc = Devonian sediments; Srm = Silurian Roberts Mountain Formation; Ohc = Ordovician Hanson Creek Formation.*

0.004 opt gradeshell
0.040 opt gradeshell
0.100 opt gradeshell

0 250 500 750 1000
Feet

Figure 10-3

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Pipeline Deposit
Cross Section 59200 N

March 2012

Source: Barrick Gold Corp., 2012.

10-9

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C
C'
Crossroads Phase 4
Crossroads Phase 3
Crossroads Phase 1
Current Topo
5000 L
4500 L
4000 L
3500 L
3000 L
Qal
Dw
Srm
Ohc
Upper Plate
103500 E
104000 E
104500 E
105000 E
105500 E
106000 E
106500 E
107000 E
107500 E
108000 E
0.004 opt gradeshell
0.040 opt gradeshell
0.100 opt gradeshell
0 250 500 750 1000
Feet

***NOTE:** Perpendicular lines reflect drill holes traces, colours down hole indicate grade intercept ranges as colour-coded in key. Qal = Alluvium; Dw = Devonian sediments; Srm = Silurian Roberts Mountain Formation; Ohc = Ordovician Hanson Creek Formation; Xrds indicates planned pit phases by phase .*

Figure 10-4

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Crossroads Deposit
Cross Section 52700 N

March 2012

Source: Barrick Gold Corp., 2011.

10-10

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B
B'
5500 L
5000 L
4500 L
Current Topo
Gap Phase 3
Qal
Qal
Dw
Dw
Srm
Srm
98000 E
98500 E
99000 E
99500 E
100000 E
100500 E
101000

NOTE: *Grey perpendicular lines reflect drill holes traces, colours down hole indicate grade intercept ranges as colour-coded in key. Qal = Alluvium; Dw = Devonian sediments; Srm = Silurian Roberts Mountain Formation.*

0.004 opt gradeshell
0.040 opt gradeshell
0.100 opt gradeshell
0
250
500
750
1000
Feet

Figure 10-5

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Gap Deposit
Cross Section 55400 N

March 2012

Source: Barrick Gold Corp., 2012.

10-11

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62000 N
60000 N
58000 N
56000 N
92000 E
94000 E
96000 E
98000 E
N
A
A'
$1400
Resource Shell
Gap
0
500
1,000
1,500
2,000
Feet

Figure 10-6

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Gold Acres Drill Hole Plan

March 2012

Source: Barrick Gold Corp., 2012.

10-12

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A
A'
5800 L
5600 L
5400 L
5200 L
5000 L
$1400 MII
Resource Shell
Current Topo
Qal
Srm
Qal
Srm
0.040 opt
gradeshell
93000 E
93500 E
94000 E
94500 E
95000 E
95500 E

NOTE: *Grey perpendicular lines reflect drill holes traces, colours indicate grade ranges as colour-coded in key.*
Qal = Alluvium; Srm = Silurian Roberts Mountain Formation.

0.004 opt gradeshell
0.040 opt gradeshell
0.100 opt gradeshell

0 250 500 750 1,000
Feet

Figure 10-7

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Gold Acres Deposit
Cross Section 59800N

March 2012

Source: Barrick Gold Corp., 2012.

10-13

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CORTEZ HILLS AND PEDIMENT

Figure 10-8 shows a drill hole location plan for the Cortez Hills Complex including the Breccia, Middle and Lower zones of Cortez Hills and the Pediment deposit. Drilling in the area of the Pediment and Cortez Hills deposits totals over two million feet in 1,894 holes completed from 1964 to 2011. Drill holes at the Pediment and Cortez Hills deposits are nominally spaced at 100 ft by 100 ft. All the gold assaying was done at one laboratory. All holes are down-hole surveyed. Of the 1,109 surface holes, 21% are diamond drill holes (372,896 ft) and 79% (1,429,314 ft) are RC including pre-drill for coring.

Surface drilling above the underground portion of the Cortez Hills Breccia, Middle and Lower Zones from 2005 to 2008 consisted of a total of 1,109 holes. Beginning in 2008, drilling has been primarily from underground platforms. The mid-year 2011 resource database for the Breccia, Middle and Lower Zones comprises 785 underground based holes totalling 337,903 ft, of which core drilling accounts for 273,457 ft in 482 holes and RC drilling accounts for 64,446 ft in 303 holes. Approximately 37,000 gold assays were performed, all at one laboratory. Drill spacing at the Cortez Hills Lower Zone deposit is nominally spaced at 200 ft by 250 ft. Underground drill hole spacing at Middle Zone varies from 100 ft by 100 ft to 50 ft by 50 ft. Underground drilling of the Breccia Zone varies from 50 ft by 50 ft or less in areas of active mining to 150 ft by 150 ft within the “Indicated” portion of the Mineral Resources.

Figures 10-9 to 10-11 show cross sections and longitudinal sections illustrating the geology, gold mineralization limits, and typical drill hole density for the various Cortez Hills zones.

CORTEZ PITS (NW DEEP)

Drilling in the Cortez Pits area dates back to before 1967 but only validated holes from 1986 to 2011 are included in the drill database used for resource work. The Mineral Resource Estimate is supported by approximately 280,860 ft of drilling in 450 holes and 37,415 assays. This includes 245,951 ft of RC drilling in 396 holes and 34,952 ft of core drilling in 54 holes.

Figure 10-12 presents the drilling for the Cortez Pits area and Figure 10-13 is a typical cross section.

Barrick Gold Corporation – Cortez Joint Venture Operations	Rev. 0 Page 10-14
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N
30000 N
28000 N
26000 N
24000 N
30000 E
32000
C
C'
A
A'
B
B'
Middle Zone
Cortez Hills Breccia Zone
Lower Zone
Pediment
Ultimate Pit Outline
0 500 1000 1500 2000
Feet
Figure 10-8
Barrick Gold Corporation
Cortez Joint Venture Operations
State of Nevada, U.S.A.
Cortez Hills Drill Hole Plan
March 2012
Source: Barrick Gold Corp., 2011.

10-15

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A
A'
6500 L
6000 L
5500 L
5000 L
4500 L
4000 L
3500 L
Qal
Qcl
Qcs
Dhc
Dw
Mid 2011
Phase 4
Ultimate Pit
Breccia Zone
Dikes
Lower Zone
Middle Zone
30000 E
31000 E
32000 E
33000 E
34000 E
35000 E
0
500
1000
1500
2000
Feet

Figure 10-9

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Cortez Hills

Cross Section 28600N (A-A')

Breccia, Middle and Lower Zones

March 2012

Source: Barrick Gold Corp., 2011.

10-16

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(looking N 100 E)
7500 L
7000 L
6500 L
6000 L
5500 L
5000 L
4500 L
4000 L
B
B'
Qal
Qcl
Qcs
Dw
Dw
Mid 2011
Pediment
Ultimate Pit
Gradeshells
> 0.004 opt
> 0.03 opt
27000 N
26500 N
26000 N
25500 N
25000 N
24500 N
24000 N
23500 N
23000 N
22500 N
22000 N
0
250
500
750
1000
Feet

Figure 10-10

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Pediment
Long-Section B - B'

March 2012

Source: Barrick Gold Corp., 2011.

10-17

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C
C'
Topo
6000 L
5500 L
5000 L
4500 L
4000 L
3500 L
3000 L
Dikes
0.10 opt gradeshell
30000 N
29500 N
29000 N
28500 N
28000 N
27500 N
27000 N
26500 N
26000 N
0
250
500
750
1000
Feet

Figure 10-11

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Lower Zone
Long-Section C - C'

March 2012

Source: Barrick Gold Corp., 2011.

10-18

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39500 N
38500 N
37500 N
36500 N
28000 E
29000 E
30000 E
31000 E
32000 E
Cortez Pits
$1400 MII
Whittle Shell
Cortez Pits
$1400 M&I
Whittle Shell
A
A'
38200 N
0.030 opt
Grade Shell
0 250 500 750 1000
Feet

Figure 10-12

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Cortez Pits Area (NW Deeps)
Drill Hole Plan

March 2012

Source: Barrick Gold Corp., 2011.

10-19

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A
A'
5000 L
Dump
Qal
Dike
4500 L
Ce
28000 E
0.030 opt
gradeshell
29000 E
$1400 M&I
Whittle Shell
$1400 MII
Whittle Shell
SRM
Ohc
30000 E
Bearing:360
Dip:-0
0
250
500
750
1000
Feet

Figure 10-13

Barrick Gold Corporation

Cortez Joint Venture Operation

State of Nevada, U.S.A.

Cortez Pits Area
Cross-Section 38200N

March 2012

Source: Barrick Gold Corp., 2011.

10-20

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COMMENTS ON DRILLING

In RPA’s opinion the quantity and quality of the lithological, geotechnical, collar, and down-hole survey data collected in the exploration, delineation, and grade control drill programs are sufficient to support Mineral Resource and Mineral Reserve estimation, and:

•	Drill hole orientations are appropriate with respect to the orientation of the mineralization.

•

Drilling is normally perpendicular to the strike of the mineralization, but depending on the dip of the drill hole and the dip of the mineralization drill intercept widths are typically greater than true widths.

•

Drill hole intercepts adequately reflect the nature of the gold mineralization. Down hole composite data indicate areas of higher-grade and lower-grade mineralization, and waste material within the deposits.

•	The deposits have been well drilled.

•

Through interpretation and aggregation of the drill hole data, the sections provide a representative estimation of the true thickness of the mineralization for the various deposits in relation to planned pit and underground mining boundaries that are used to constrain the Mineral Resources and Mineral Reserves.

•	Collar surveys have been performed using industry-standard instrumentation.

•	Down-hole surveys have been performed using industry-standard instrumentation.

RPA identified no factors with respect to the data collection from the drill programs that could adversely affect Mineral Resource or Mineral Reserve estimation. Historic drilling, primarily conventional techniques, are known to have been affected by down-hole contamination, however, these holes are either in mined-out areas or data from the suspect holes have been excluded from Mineral Resource or Mineral Reserve estimation.

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11 SAMPLE PREPARATION, ANALYSES AND SECURITY

A large portion of Section 11 was extracted from the Scott Wilson RPA 2010 Cortez audit report with only modifications and additions where required. The sub-sections on sample security and on quality assurance and quality control (QA/QC) in particular have been significantly modified and updated.

SAMPLING METHOD AND APPROACH

RC SAMPLING

Drillers carry out the sampling on the RC drill rig. After material discharge from the hydraulic, revolving wet sample splitter on the cyclone, the fraction to be sampled was subdivided by a Y-shaped joint in a 5 in. sample discharge pipe and each split collected in a five-gallon plastic bucket lined with 19 in. by 22 in. Micro-Pore® sample bags. Bags are pre-numbered and tagged by Cortez. Recently, collection has been modified to Micro-Pore® bags placed in one-gallon metal sleeves hung beneath each arm of the Y pipe splitter. Samples are allowed to air dry in the field and are then picked up at the drill sites by geological technicians. Where areas are relatively open to the public, this loss of chain of command may compromise sample security.

RC chip samples (typically -1/2 in.) were collected by drillers in 5 ft intervals for Gold Acres drilling and in the initial 1991 drilling at Pipeline. By late 1991, RC samples at Pipeline were collected on 10 ft intervals as was done at Cortez Hills. The 10 ft samples weigh from 10 lb to 15 lb and represent a mass reduction to a small percent of the original.

TABLE 11-1 AMOUNT OF RC SAMPLE REDUCTION

Barrick Gold Corporation – Cortez Operations

RC Hole	10 ft Length
Diameter	10 lb	15 lb
7”	2%	4%
4.5”	6%	9%
7”	41x	27x
4.5”	17x	11x

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RC sampling procedures were modified for drilling at the Pediment deposit in accordance with recommendations by consultant Francis Pitard in 1999. Samples weighing from 35 lb to 40 lb are now collected from development RC holes at Pediment.

Footage intervals were recorded by a technician on a separate shipment record from the corresponding sample numbers. Commercially prepared standards and blank samples of landscaping marble are inserted by the drillers randomly into the numbering sequence prior to sample pickup.

Chip samples of each RC interval are collected and stored in plastic chip trays for geologic logging. Each chip tray represents about 200 ft of drilling. Chips are logged by project geologists or geological contractors. The logging form is set up to record stratigraphic formation, rock type, rock textural characteristics, veining, significant minerals, alteration, and estimated sulphide, carbonate and carbon content. Completed logs are entered into a master database. Chip trays are stored in a central warehouse facility on site. Until the 1970s, representative RC chips were glued to boards as hole records; however, none have survived. Digital backup copies of the geologic logs are stored offsite. All hardcopy logs that were used prior to the inception of digital logging are archived in files, labelled, and stored in the exploration or mine geology offices.

Drilling is almost always carried out with water injection. Drilling below elevations ranging from 5,000 ft to 5,700 ft at Cortez Hills is below the water table. Total sample weight cannot be measured because of wet drilling conditions; therefore RC recovery cannot be calculated.

CORE LOGGING AND SAMPLING

Drill core was washed and photographed prior to logging. Core is digitally photographed wet, except in cases of exceptionally poor rock quality. Older film photographs have been scanned and electronically archived. Step-out exploratory drill holes are summary-logged and representative chip samples are collected at one foot intervals, making up a composite sample over 20 ft. The chip samples are analyzed for gold as well as multi-element geochemistry. Chip samples are excluded from grade estimations. If the core was later cut, the cut core values are used for grade estimation, if the core was not cut, because of low grade assay results than the chip grades are set 0.0001 opt and treated as waste during grade estimation. Retained core character samples are stored on site at the Pipeline and Cortez core storage facilities.

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Once the assays are returned for the exploratory hole, detailed geologic logging is carried over the mineralized interval, bracketed by 100 ft of core above and below. The interval is then cut and resubmitted for gold assay. In-fill and development drill holes are subjected to detailed geologic and geotechnical logging.

The core is logged by a geologist for geological and geotechnical elements. Prior to 2004, logging was either done on paper and then entered into a computer or entered directly into a computer and was verified by Placer Dome software with text and graphics capability. After review by geologists, corrected logs were reprinted and electronically merged into the master database by a computer administrator. After the implementation of an acQuire® SQL Server database in 2004, logging was changed to an acQuire® data input form. This requires selection of attributes from a prescribed list, avoiding entry of non-standard symbols or qualifiers. The computerized geological logging format allows for recording mineralogy, structure, texture, alteration, rock type, colour, brightness, lightness, grain size, sorting, sphericity, shape, degree of decalcification, and carbon content.

Point load tests of selected intervals and other geotechnical data were collected by staff technicians and the geology department. After mid-2006, Golder Associates Ltd. (Golder) carried out this task but only on core drilled for geotechnical purposes or upon request.

Most drill-core from Pipeline and Cortez Hills was sampled and assayed at 10 ft intervals, though several holes were assayed at 5 ft or variable geological intervals early in the drilling programs. Since 2004 exploration core holes have been sampled on 10 ft intervals in barren rock and on geologically defined intervals up to five feet in mineralization.

Almost all core was sawn in half by a Cortez technician. A hydraulic splitter has been used for extremely hard rock to maintain acceptable production rates. Any fragmented core less than one inch diameter was split through a riffle splitter. One-half of the core or a riffle split was placed back in the original core box and the other half in 10 in. by 22 in.

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Micro-Pore® cloth sample bags with a numbered paper sample tag. Sample numbers are assigned using sample ticket books. The sample number was also handwritten on the exterior of the bag with a permanent marking pen, along with the drill hole number. Including drill hole numbers with sample labels is not considered best practice. A technician recorded footage intervals on a separate shipment record form with the corresponding sample number. Metallurgical core was quartered, with one quarter retained as a character sample and the remaining assayed and consumed for metallurgical testing.

The retained core is stored on site. Barrick exploration has a core storage facility, which contains drilling for the site, located near the Pipeline administration office. Other sample storage areas include the East Pit at Cortez Pits and the Gold Acres Pit.

CONVENTIONAL AIR-ROTARY AND MUD-ROTARY SAMPLING

Sampling was carried out at 5 ft to 10 ft intervals. Early (mid-1980s) rotary air sampling may have been accomplished in dry conditions using non-porous plastic bags. Sample numbers were assigned using sample ticket books.

BLASTHOLE SAMPLING

The practice is to double sample the 40 ft blast holes on ore bearing levels. One sample represents the bottom 20 ft, while the other represents the upper 20ft of the hole. Any 40 ft trim shots are single sampled as are 20 ft holes on a 20 ft bench. A representative sample of blast-hole drill cuttings is collected by placing a 6 in. diameter, 12 in. tall vertical cylinder near the drill hole and inside the rig dust rubber curtain. Approximately 7 lb to 8 lb of material is collected. The sample number records the location and uses a bar-coded tag. Samples are assayed at the Cortez Mine assay laboratory. Analytical data are incorporated electronically into the blast-hole database.

TABLE 11-2 BLAST HOLE SAMPLE REDUCTION

Barrick Gold Corporation – Cortez Operations

Diameter	Sample Reduction to:		Including Sub-Drill
(in.)	7 lb.	8 lb.	7 lb.	8 lb.
9.875	0.22%	0.25%	0.20%	0.22%
8.875	0.53%	0.61%	0.44%	0.51%
9.875	465x	407x	511x	447x
8.875	188x	164x	225x	197x

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Blast-hole sample results are used for open-pit mine grade control, but are not used for Mineral Resource and Reserve estimates.

UNDERGROUND MUCK SAMPLING (CORTEZ HILLS)

Muck sampling is the only means of grade control currently used at Cortez Hills underground. Grab samples are collected by shovel from the bucket of the 6 yard scoop tram load-haul-dump (LHD). At the truck bay, the LHD operator takes a sample of every 1st, 5th, 10th, and 15th LHD load from the muck pile of a given round.

The muck sample is placed in 12 in. by 18 in. bar coded bags and represents approximately 20 lb of material. Screen tests and Pierre Gy developed analysis determined that samples of one inch to two inch fragments plus fines are representative. Samples are assayed at the Cortez Mine assay laboratory. Analytical data are incorporated electronically into a muck database within the acQuire® database and there is a plan to use the muck sample results and the exploration drilling results in a Vulcan software grade control module to create mini-block models. No quality QA/QC samples were being inserted into the muck sample stream at the time of RPA’s visit.

Underground muck sample results are used for mine grade control (material routing on a round by round basis), but are not used for mineral resource and reserve estimates.

BULK DENSITY DETERMINATION

Whole core sampling for bulk density measurement was initiated in April 1992 at the Pipeline deposit and density was determined for a total of 467 ore and waste samples. Standard practice since 1999 has been to collect samples at 35 ft to 40 ft intervals in mineralized rock and less frequently in the hanging wall and footwall. Currently, there are 4,646 density determinations for rock types at Pipeline and Cortez Hills.

Core is prepared by the Cortez geology staff and the mine metallurgical laboratory carries out the density measurements. The primary method of measuring core density is by wax immersion. Competent core is coated in wax and then immersed in water. There are five other methods which have been used in the past and may be used on occasion depending on the situation. Those other methods are:

1.	Fragment displacement (lacquer coated fragments are immersed in water)

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2.	Core displacement (lacquer coated core is immersed in water)

3.	Core axis length and diameter is measured and applied to dry weight of sample

4.	Plastic sleeve (poor quality core in PVC pipe is wrapped and immersed in water)

5.	Buoyancy (competent core is wrapped in cellophane and immersed in water)

Cortez has compiled bulk densities for the various rocks and overburden for each deposit. Values range from 11.7 ft3/st to 16.6 ft3/st for rocks and 16.2 ft3/st to 19.1 ft3/st for alluvium and the Pediment deposit.

LOGGING, SAMPLING AND SAMPLE STORAGE FACILITIES

Cortez has permanent facilities for core logging and sampling, as well as storage warehouses. RPA visited the exploration core facility located near the Pipeline Mill and found the layout to be clean, organized and in line with industry standards for layout, facilities and procedures. Drill core, RC chips, retained character core, pulp, and pulp duplicate samples are stored onsite in the Cortez and Pipeline storage warehouses. Older core for mined-out portions of the deposits has been skeletonized to reduce storage. Samples rejects are retained but stored outside where they degrade after two to three years at which time they are no longer useful. Prior to 2006, core could be stored in open air core yards, but this practice has been discontinued.

RPA COMMENTS ON SAMPLING METHOD AND APPROACH

Cortez identified bias issues in historic drill programs. However, the reserves affected have been mined out, whereas the affected drill holes are marked in the Project database such that they cannot be used for Mineral Resource or Mineral Reserve grade estimation.

Other than the housekeeping issues mentioned, in RPA’s opinion the core handling, logging and sampling protocols conform to industry-standard practice, are being carried out to a reasonable standard and are acceptable for Mineral Resource and Mineral Reserve estimation.

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SAMPLE PREPARATION, ANALYSIS AND SECURITY

Prior to 2008, mine personnel were involved with or responsible for:

•	Sample collection

•	Core splitting

•	Sample preparation of geochemical, pit, trench, RC, conventional-mud, conventional-rotary, and core samples

•	Delivery of samples to the analytical laboratory

•	Analysis of gold and pathfinder elements for exploration purposes

•	Analysis of gold and contaminant elements for production and grade control purposes

•	Specific gravity determinations

•	Sample storage

•	Sample security

Since 2008, Barrick staff have been involved with or responsible for:

•	Sample collection

•	Core splitting

•	Analysis of gold and contaminant elements for production and grade control purposes

•	Specific gravity determinations

•	Sample storage

•	Sample security

Analytical procedures that support Mineral Resource estimation, including sample preparation and sample analysis, were performed by independent analytical laboratories without company involvement from 2005 to the present. Samples prior to that date were primarily prepared and analyzed by the Cortez laboratory.

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ANALYTICAL LABORATORIES

Prior to 2000, the mine laboratories at Mill No. 1 (Laboratory No. 1) and Mill No. 2 (Laboratory No. 2) assayed a majority of exploration samples, principally those for Pipeline, Crossroads, Gap, and Cortez NW Deep (Cortez Pits). Laboratory No. 1 was located at the old Cortez Mine facility and closed in 1997. Laboratory No. 2 was constructed in 1997 and currently is operating at the Pipeline process facility.

A number of commercial mineral laboratories were used for assaying or check assaying since 1991, including Rocky Mountain Geochemical Laboratory, American Assay Laboratory, ALS Chemex, Barringer Laboratories (now Inspectorate), the Placer Dome Research Centre, and Monitor Geochemical Laboratory.

ALS Chemex has been the primary independent commercial laboratory used. A majority of core and RC samples for Cortez Hills and Pediment deposits were prepared by ALS Chemex’s sample preparation facility in Reno, Nevada, and assayed in Vancouver, B.C.

From 2005, all exploration assaying as well as underground assaying for development drilling at Cortez Hills and supplementary drilling at Pipeline, Gap and Crossroads, has been performed by ALS Chemex. The mine laboratory has been principally used for mine related “ore” control analysis and processing analysis.

The mineral laboratories used are ISO registered except for the Inspectorate (Barringer), Rocky Mountain Geochemical Laboratory, Monitor Geochemical Laboratory, and the Cortez Mine laboratories.

SAMPLE PREPARATION

Sample preparation protocols for the commercial and mine laboratories were similar. The initial sample preparation for Pipeline drilling in 1991 to 1992 was:

•	Sample bags were dried at 350°F for six to 12 hours.

•	Samples were weighed on a triple beam balance to an accuracy of 0.1 kg.

•	Samples were fed through a TM Engineering Ltd.’s (TM) Rhino Jaw Crusher set at 1/8”.

•	Entire sample was screened to minus 10 mesh. Oversize was run through a Bico disc pulverizer to reduce the oversize to minus 10 mesh.

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•	Entire samples were split to 500 g with a Jones-type splitter. The 500 g split was dried a second time.

•

A 500 g aliquot was pulverized to 100% passing 150 mesh in a TM vibratory ring pulverizer. Pulverized sample was homogenized on a roll mat. Ring pulverizer was cleaned by pulverizing a crushed crucible between each sample.

•	Reject was retained and stored.

The coarse-crush protocol was changed to 80% passing 10 mesh in late 1992, and between 1992 and 1997 it was changed to 95% passing 6 mesh. By 1998, the crushing protocol was changed to:

•	Entire sample crushed to minus 1/4 in. using a jaw crusher.

•	Entire sample crushed to 95% passing 8 mesh in a rolls crusher.

•	500 g aliquot split for pulverizing to minus 200 mesh in an automated pulverizer.

This protocol was maintained until about 2000 when new crushing and grinding equipment was acquired by mine Laboratory No. 2. The mine laboratory now uses a RockLabs crusher and rotary splitter and a TM automated ring-and-puck pulverizer for exploration samples. The RockLabs splitter uses a two-stage process to crush the entire exploration sample to 95% passing 10 mesh and produce a 500 g sample aliquot. The 500 g is pulverized for 75 seconds in the automated pulverizer, producing a product of 95% passing 175 mesh. Gravel is pulverized between each run of the 24-compartment pulverizer to clean the unit. Crush and pulverizer specifications are checked once weekly. Balances are calibrated every six months.

Blast-hole samples from 3 lb to 20 lb are crushed to 95% passing 6 mesh in a TM Rhino jaw crusher. A 250 g to 300 g aliquot is split with a Jones-type riffle splitter. No reject is retained. The 250 g to 300 g aliquot is then pulverized for 150 seconds in a manual ring-and-puck pulverizer or for 75 seconds in the TM automated pulverizer.

ALS Chemex uses the following sample preparation procedures for Cortez samples:

•	High temperature drying of samples (DRY-21 procedure).

•	Weigh, dry, fine crush entire sample to better than 70% minus 2 mm, split off up to 250 g and pulverize split to greater than 85% passing 75 µm (PREP-31 procedure).

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•	Compositing procedure, homogenize the composite pulp, gravimetric procedure (CMP-22).

•	Gold analyses: Gold assay (0.005 ppm to 10 ppm) by 30 g fire assay – atomic absorption (AA) analysis (Au-AA23 procedure).

•	Au (0.03 ppm to 50 ppm by cyanide leach – AAS, 30 g nominal weight (Au-AA13 procedure).

•	Au by fire assay and gravimetric finish, 30 g nominal weight, range 0.05 ppm to 1,000 ppm Au (Au-GRA21 procedure).

•	Multi-element analyses by aqua regia digestion/ICP-AES/ICP-MS, 50 elements (ME-MS41 procedure).

ANALYSIS

A standard fire assay with gravimetric finish is performed on one-assay ton (29.18 g) pulp aliquots for all core and RC samples analyzed by the mine laboratory. If the initial fire assay is greater than 0.1 oz/st Au, an additional fire assay is performed. If the initial fire assay is greater than 0.2 oz/st Au, two additional fire assays are performed. The mean value of the two or three assays was used for resource estimation in the Pipeline Feasibility Study resource model.

In 2004 ALS Chemex assayed Cortez Hills and Pediment samples by fire assay and AA finish, using a 30 g pulp aliquot. All samples reporting greater than 0.1 oz/st Au on the initial assay were re-assayed by fire assay with gravimetric finish. Cyanide leach gold assays were performed for initial FA assays higher than 0.008 oz/st Au. A cold cyanide shake leach, analyzed by AA, is performed if the initial fire assay is higher than 0.015 oz/st Au. If the initial fire assay is higher than 0.04 oz/st Au and lower than 0.15 oz/st Au, a “preg-rob” test is performed. This is performed by combining 10 g of pulp with 20 mL of a 0.05 oz/st Au cyanide solution and agitating for eight to ten minutes, then analyzing by AA. Samples with a cyanide AA/fire assay ratio of less than 0.3 are routinely assayed for sulphur and total carbon in a LECO furnace.

The current practice is to fire assay, AA, and preg rob on all intervals within pre-selected zones. More selective triggers apply in unmineralized zones.

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A Laboratory Information Management System (LIMS) was implemented at mine Laboratory No. 2 in 1998. Laboratory No. 2 uses a sample bar code system and transfers all information to the mine database electronically via the LIMS. ALS Chemex assay certificates are downloaded from the ALS Chemex website and loaded directly into the mine database using acQuire®.

Twenty foot composites made from core and RC samples are routinely analyzed for a 49 element suite by ALS Chemex. For the underground development holes, multi-element analysis is performed on every sample (~5 ft intervals). The trace-element suite is obtained by inductively coupled plasma–arc atomic absorption spectroscopy (ICP) following an aqua regia digestion of the sample pulp. Trace elements include As, Sb, Hg, Tl, Fe, and Ca, which in association with Au, show positive or negative correlations with mineralized areas. High Hg analyses from the partial-digestion ICP data have been checked against cold-vapour hydride analyses, also run at ALS Chemex, and have shown generally close correlation (±5%) with the cold-vapour values. The multi-element ICP suite has changed in composition and detection limits several times in the last 15 to 20 years as analytical techniques have improved.

Additional assay methods, as recorded in the database of the 1960s, were typically used for exploration or other specialized purposes such as gas sampling, and were not consistently carried out. They include gravimetric, sulphuric acid digest, total copper, neutron activation analysis, X-ray diffraction, and X-ray fluorescence methods.

SAMPLE SECURITY

Table 11-3 summarizes the chain-of-custody of the various sample materials as it makes its way from the point where material is originally collected to the analytical laboratory. Grade control samples from operations are managed by employees of the Cortez mining operation (wholly owned by Barrick) and its drill contractors; while exploration samples are managed by Barrick exploration personnel and its contractors. Prior to 2008 the chain-of-custody was managed by CJV staff and their contractors.

Blast-holes samples are delivered directly from the pits to the Cortez laboratory. Underground muck samples are delivered initially to the Portal and then to the sample room at the F-Canyon Office block. Underground RC samples are taken directly to the F-Canyon sample room. Underground drill core boxes are taken directly to F-Canyon lay-down area. Exploration samples, after leaving the drill rigs, are taken by Company personnel to the secure Exploration Complex.

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Sample security relies on the samples being either always attended to by Company personnel or stored in the locked on-site preparation facility or stored in a secure area prior to pick-up by ALS Laboratory personnel or delivery to the on-site Cortez laboratory. For the most part, a unique and independent sample number is used for each sample with dispatch-submittal sheets and database entries used to track the progress of samples and to ensure that all samples are received by the laboratory.

TABLE 11-3 CHAIN OF CUSTODY SUMMARY

Barrick Gold Corporation – Cortez Operations

Sample Source
Grade Control				Exploration Drilling

Blast-holes (o/p)	Muck (u/g)	Core (u/g)	RC (u/g)	RC	Core

Material collection at source

Cortez drillers	Cortez loader operator	Cortez Geotechnician	Drill Contractor	Drill Contractor	Barrick employees

Transportation from source, handling, sample delivery to lab

Cortez drill & blast personnel	Cortez Supervisor	Drill Contractor	Drill Contractor	Barrick employees	Barrick employees

	Cortez employees	Cortez employees	Cortez employees	Barrick Geotechnician

		ALS employees	ALS employees	ALS employees	ALS employees

Sample Preparation and Analysis

Cortez lab	Cortez lab	ALS lab	ALS lab	ALS lab	ALS lab

Sample numbering and tracking

•	A unique and independent sample number and sample number tags are used in all cases except underground muck samples that are identified by location (e.g. heading & footage).

•	Sample dispatch and submittal sheets are used to check and track samples through the system

•	Sample information is entered into the computer database to help tracking and for receipt of results

RPA’S COMMENTS ON SAMPLE PREPARATION, ANALYSIS AND SECURITY

In RPA’s opinion the sample preparation, analytical procedures and sample security used at Cortez for mining operations and exploration projects are appropriate and are being carried out in a reasonable fashion.

QUALITY ASSURANCE AND QUALITY CONTROL

Since 2006, Barrick corporate geochemists have visited the laboratories that undertake analysis and sample preparation for the Cortez Project. QA/QC for sampling, sample preparation, and assaying has evolved at Cortez since 1991. Procedures include insertion of blanks and mine-derived or commercial standards into sample streams to the mine and commercial laboratories, check assays of pulp duplicates by commercial laboratories, and assaying of coarse reject duplicates. Starting with the Pipeline deposit, the mine submitted one blank and one standard sample with every ten core and RC samples. A check sequence typically consisted of a standard followed by a blank.

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Barrick’s QA/QC practices at Cortez exploration comprise a minimum of one standard, one blank and one duplicate introduced to the sample stream resulting in 10% quality control samples. Underground grade control drilling involves insertion of one standard and one control blank for every 30 samples, but because whole core is often sampled there is no opportunity for duplicate samples.

Monthly QA/QC reporting for Cortez was started in 2009 and is prepared by the Database Administrator. The report evaluates the performance of standards, blanks and duplicate samples inserted into the sample streams. It also identifies any QAQC failures, tracks their investigation and resolution including any assay reruns.

STANDARD SAMPLES

Standards are materials of known values used to check and quantify the analytical accuracy of laboratories.

At Cortez standards were originally made from stockpile materials at the mine. Accepted values for each standard were determined by having the mine laboratory assay splits from the samples several times (ranging from twice to 40 times) following homogenization of the sample in a cement mixer. The average grade from the first six 50 gallon barrels of standard collected for the Pipeline drilling campaign was 0.175 oz/st Au with a standard deviation of 0.0135. When the material was consumed, six additional 50 gallon barrels of standard materials were collected. The average grade was 0.120 oz/st Au with a standard deviation of 0.014. Blanks were typically below the mine laboratory detection limit (less than 0.002 oz/st Au). Leach material grading 0.012 oz/st Au was later used for blanks. At least 48 mine standards were developed with this method. When barrels of standard material were consumed, new samples were collected from the mine stockpiles. Since 2006, commercially available core and RC drill standards and blanks have been used as detailed in the following subsection.

Routine quality assurance is limited to pass/fail checking of the reference standard assays against their accepted values. Assay batches are rejected if the assay of a standard is outside the range of assay values originally returned by the mine laboratory

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during initially assaying of the standard. The pass/fail criterion for Cortez-derived standards was approximately equivalent to one standard deviation from the mean. Generally accepted practice is to set acceptable limits at two standard deviations from the mean for homogenous pulp standards. However, the mine standards were not developed in a rigorous manner because of the need for a significant volume of reference material. The more stringent fail limits were more appropriate given a large standard deviation in assays on the standards.

Since the adoption of commercial standards in 2006, the pass/fail criterion has reverted to two standard deviations from the mean.

Until 2006, reference material was obtained from working benches in Pipeline where blasthole assays showed consistent grades between multiple holes. This material was scooped out with a front-end loader, placed at a storage area, then cone and quartered as needed. At least 20 samples were collected from each pile, and then the remaining material was placed in a 55 gal drum. The drum was sent to the mine laboratory where the ore was crushed to minus quarter inch and an additional 20 samples were collected for assay. Crushed material was put back in the drums and moved to the geology department. The material was very similar in appearance to RC drill cuttings of material.

In 2006, it was determined that since Pipeline mining had progressed to the lower grade portions of the deposit, it was no longer feasible to create reference material from working benches as the variability in the low-grade material was too great.

Exploration and development drilling is currently making use of a set of commercial standards purchased from RockLabs Ltd. of Auckland, New Zealand. A set of low- and high-grade refractory material standards was also created from blended bench material in the Gold Acres pit in 2008 and is currently in use.

BLANK SAMPLES

A blank control sample is material with a zero gold value. Blanks are inserted to assess sample preparation, specifically to identify “grade smearing” or sample carryover in subsequent samples caused by improper sample preparation and contamination, and to evaluate analytical “background noise”. Since 2006 landscape marble has been the material used to make blank samples for QA/QC at Cortez. Prior to 2006, blank material was made from:

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•	Unmineralized drill core from gold Acres

•	Waste rock from the Cortez pit

•	Alluvial gravel taken from a pit near the Gold Acres haul road

The following criteria are used to evaluate analytical results received for blank samples.

i	Assay result less than 0.002 oz/st Pass

ii	Pass limit is extended by 1% carry-over from surrounding samples

iii	Assay result equal to or greater than 0.0002 oz/st Failure

Laboratory procedures include cleaning of the sample preparation circuit after sample batches and not after each sample; the reason for this is a cost and time issue. The 1% allowance of carry-over grade from surrounding samples makes some allowance for potential contamination from high grade samples processed within a sample batch. Occasionally there is a failure with the blanks. A failure triggers an investigation to determine if there has been a sample labeling problem; if not then all the samples associated with the failed blank are reassayed.

DUPLICATE SAMPLES

Duplicate samples of coarse rejects provide information on sample preparation and assay precision, while duplicate pulp samples may be used to quantify analytical precision. The pass/fail criteria used by Barrick for duplicate pulp samples is +/- 20%. Duplicate reject samples are not routinely taken at Cortez and hence there are no specific pass/fail criteria.

OUTSIDE CHECK SAMPLES

Recent practices at Cortez for independent check assays are to have the primary laboratory, ALS Chemex, randomly select every 20th pulp and forward these to American Assay Laboratory for a second check assay. This represents a 5% check ratio. Prior to the third quarter of 2011 the check assays were done on coarse rejects at 3.5% ratio. Pass/fail criteria used is +/-20% of the original value. Samples with a variance of more than 20% were reviewed individually when check assays were being performed on coarse rejects.

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In the past results of check assaying on pulps and coarse rejects were not routinely evaluated. Check assays, however, were used intermittently to evaluate biases between the mine laboratories and commercial laboratories.

For the period 1992 to 1996, a large number of commercial laboratories were used to check assays by Laboratory No. 1. No record was kept of the source laboratories for each check in all cases; therefore, some of the data cannot be differentiated by laboratory. A detailed review of check and duplicate assay records in 2003 reduced the number of unidentified laboratory assays to approximately 4%. No significant bias was detected between the mine and the commercial laboratories.

Check assay plots show a relatively high variability between the mine laboratory and commercial laboratories for 1997 through 1999 assaying. For grades greater than 0.01 oz/st Au, a majority of check assays are within ±20% to ±30% of the original value which is somewhat higher than the expected ±10%.

Check assays on samples primarily from the Pediment and Cortez Hills deposits by Rocky Mountain Geochemical and American Analytical laboratories in 2000 to 2003 show less variability, with most checks within ±10% of the original value. In 2003, Cortez investigated these biases in detail and adjusted historical assays for the Pipeline, South Pipeline, Crossroads, and Gap deposits for laboratory biases and sampling biases. The practice of adjusting assays has been discontinued.

Checks of the mine laboratory (Laboratory No. 1) assays were made for the 1995 feasibility study. A pulp duplicate was prepared for one in every five Pipeline core sample and one in every ten South Pipeline core sample. A pulp duplicate was prepared for one in every ten RC sample for Pipeline and one every twenty RC sample for South Pipeline. These were assayed by Monitor Geochemical Laboratory and the Placer Dome Research Centre. Since 1995, this procedure of checking the mine laboratory assays has continued using Rocky Mountain Geochemical Laboratory, American Assay Laboratory, Barringer Laboratories (now Inspectorate), and Monitor Geochemical Laboratory.

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SCREEN CHECKS

Screen check assaying is not done at Cortez. Previous test work determined that coarse gold has not been an analytical issue to date, given the disseminated distribution and very fine grained character of the gold mineralization.

CORTEZ LABORATORY

The on-site Cortez laboratory runs its own internal QA/QC program. They use commercial prepared and purchased standards of various grades. Current frequency of control samples is as follows:

•	Production samples (FA-GRAV and CNL-AA)

-	21 samples per set

-	1 standard, 1 blank and 1 duplicate per set

•	Mill shift samples (solutions & solids)

-	1 standard for each solution set of 23 samples and each solid set of 12 samples

•	XRF – Carbon analysis
-	1 standard for each set of 20 samples

•	Leco – Carbon and sulfur analyses

-	1 standard and 1 blank for each set of 22 samples

•	Exploration samples (FA-GRAV and CNL-AA)

-	21 samples per set

-	1 standard, 1 blank and 1 duplicate per set

The laboratory is organized such that quality control samples are inserted automatically. Different grades of standards are used and run with underground, open pit and mill process samples.

A monthly QA/QC compliance report details investigative findings regarding samples that fail the control criteria. With respect to gold analysis by both fire assay with a gravity finish (FA-GRAV) and cyanide leach and AA finish (CNL-AA) the following pass/fail criteria are applied by the Cortez laboratory. The pass criterion for standards is two standard deviations; standard variance between two and three standard deviations is taken as a warning; action is required when variance exceeds three standard deviations. The pass criterion for blanks is gold values less than 0.002 oz/st gold.

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Table 11-4 is the summary table on the performance of the Cortez laboratory standards and blanks in September 2011. Investigations were undertaken on the standards and blanks to assess the reason for the failure and determination of corrective actions and re-assaying where required.

TABLE 11-4 CORTEZ LABORATORY STANDARD AND BLANK PERFORMANCE

Barrick Gold Corporation – Cortez Operations

	Total Number of Results	Number Passed	Percent Passed (%)	Number Failed	Percent Failed (%)
Fire Assay Standard	696	691	99.28	5	0.72
Cyanide Leach Standard	696	691	99.28	5	0.72
Fire Assay Blank	696	696	100.00	0	0.00
Cyanide Leach Blank	696	689	98.99	7	1.01

RPA’S COMMENTS ON QA/QC

RPA examined two QA/QC reports from September 2011. One is prepared and issued by the Database Administrator who monitors both the performance of the mine and the external independent laboratories. There were no problems with the standards in September but three of 156 blanks, four of 95 duplicates and one of 70 check assays were identified for investigation. The second report is an internal report prepared by the Cortez laboratory on their internal QA/QC protocol. Ten of 1,392 standards and seven of 1,392 blanks failed and were investigated. These reports each identified a small number of standard, blank and duplicate control samples that failed the established pass criteria. Investigations of these “failures” are presented in the reports. Where investigations were unable to provide valid explanations for the variances, assay reruns of the affected sample batches were made. RPA approves of the regular monthly QA/QC reporting; a positive response to an RPA housekeeping recommendation made in its 2010 Audit Report.

RPA noted that a number of the mine prepared standards show a statistical bias more often high but some show a low bias, even while staying within the established pass criteria. This is likely a problem with either insufficient analysis of the mine prepared standard to establish its expected value or possibly a problem of homogeneity of the standard. Barrick’s geochemists are aware of this issue and are investigating it. The commercially purchased standards do not appear to have this issue.

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A housekeeping issue with respect to QA/QC practices identified in RPA’s 2010 audit that remains to be addressed is that sample recovery data are not recorded for RC drilling, e.g. the weight of material over any given drilled interval is not recorded. Weighing the samples for recovery is a QA/QC function, the review of which could serve to point out sample bias. This point is somewhat mitigated by the restricted use of RC drilling for step-out exploration only and follow-up being undertaken with core drilling.

RPA notes and approves of the corrective action at Cortez to deal with a housekeeping issues identified in the 2010 Audit Report. Specifically that QA/QC samples for the RC drilling are now inserted into the sample stream by company personnel at a secure location and no longer by the contract drillers at the rig site and that QA/QC samples are now added to the underground muck samples prior to submission to the Cortez laboratory.

In RPA’s opinion the QA/QC protocols and reports meet industry-standard practice and provide the necessary control to identify potential analytical problems and allow for corrective follow-up and re-analysis when required. RPA agrees with the recent increase to 5% independent check assays from the previous 3.5%. RPA recommends that it would be preferable to use commercially purchased standards rather than mine prepared standards.

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12 DATA VERIFICATION

DATABASES

The Cortez technical database is being managed by the acQuire® system implemented in 2004 replacing an earlier database system. Exploration data from a variety of sources are imported into acQuire® using a variety of techniques and procedures to check the integrity of the data entered. Data that were collected prior to the introduction of digital logging have been subject to validation, using built-in program triggers that automatically checked data upon upload to the database. Since the mid-1990s, geological data have been validated by software routines and uploaded directly into the database. Analytical data are uploaded from digital sources. Survey data is uploaded by the project geologist from digital survey files. Verification is performed on all digitally collected data upon upload to the main database, and includes checks on surveys, collar co-ordinates, lithology data, and assay data. Since 2009, Cortez Hills and Pipeline Complex blast-hole data and Cortez Hills underground Cubex drilling data are also imported into acQuire®.

The acQuire® database is sourced for the information needed to complete Mineral Resource and Reserve estimates; commercial software packages are used for these estimates.

Database security and integrity is accomplished by restricting access and user level permissions that are set by the Database Manager. Once data entry and validation are completed for a drill hole, access is locked. There are procedures for updates that retain all the original information and prioritize use of the updates.

REVIEW OF ASSAY BIASES

In 2003, an in-house study was carried out to determine the causes of historical biases between resource estimates based on exploration drilling, mine production based on blast-hole models, and mill production. Results indicated that:

•	Blasthole assays performed by atomic absorption were biased low.

•	Blasthole and exploration hole fire assays performed by the mine laboratories were biased low relative to fire assays by commercial laboratories.

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•	There are sampling losses in exploration holes which result in an occasional low bias, even though core recovery is very high.

•	There are smoothing effects in resource estimation procedures that result in lower average grades in RC holes.

•	Small scale higher grade zones may exist between holes and are missed by drilling.

The relative low bias of fire assays by mine laboratories relative to commercial laboratories was readily apparent from the large number of check assays performed since 1997. Adjustment factors were developed by Cortez during 2004 for the apparent low bias of exploration fire assays relative to fire assays of adjacent blastholes. These “sampling bias” adjustments account for an as-yet-not-understood loss of gold in assays of exploration core. Core drilling methods were highly professional and core recovery was generally high (greater than 90%); therefore sampling losses in the core drilling were surprising. However, a 10% loss of gold might occur in a 5% or less loss of core if the most altered and mineralized material is preferentially susceptible to loss. Assays for the Pipeline, South Pipeline, Crossroads, and Gap deposits were then modified using a series of regression formulae dependent on the sample type (blasthole or core), geological domain (Pipeline shear or non-shear), and source laboratory. Assays for Cortez NW Deep, Pediment, and Cortez Hills were not adjusted.

Mahoney et al. (2009) report that, after further review of assay bias in 2006, Cortez noted that the majority of the areas with problematic assay data had been mined out. Remaining data were evaluated on a hole by hole basis and where a down-hole contamination or bias issue occurred it was noted. The drill hole in question was flagged and was not used to support Mineral Resource or Mineral Reserve estimates. No bias adjustment factors for assay data have been used since 2007.

CORE VERSUS RC DRILL COMPARISON, CORTEZ HILLS

An in-house study, triggered by down-hole contamination noted in at least three RC drill holes, was undertaken in July 2004 to compare results from RC and core holes used in the Cortez Hills resource estimate. Core versus RC twin data were reviewed and resources were estimated separately based on only RC data and on only core data for comparison. Preliminary results suggested that core holes on average were of higher grade than RC holes, depending on the grade range. The core averages were

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considered to be biased high because core holes were more common in the high-grade centre of the deposit. Individual RC/core twin holes compared reasonably well, showing less of a high bias in the core holes. Additional core drilling at Cortez Hills since 2004 has replaced the contaminated RC holes.

BLASTHOLE SAMPLING REVIEW

Cortez reviewed the use of a pie sampler versus the cylinder sampler and found no significant difference in assays between the methods for 1,900 blastholes. The cylinder sampler has been retained.

EXTERNAL REVIEWS

Sampling reviews were undertaken in 1992 and 1999 by Francis Pitard, checking elements of the sample preparation procedures. Modifications were made to RC sample collection for the Pediment deposit drilling.

AMEC reviewed the Cortez Hills and Pediment drill database in 2004 and 2005, checking lithological and analytical data and database integrity. Data were found to be suitable to support Mineral Resource estimation.

INTERNAL REVIEWS

The Pipeline, Crossroads, Gap, and Gold Acres databases were audited by internal Placer Dome corporate audit teams in 1996, 1998, 2001, and 2002. These reviews indicated a low error rate.

RPA DATABASE REVIEW

RPA undertook reviews of the database as part of an audit review report in July 2010 and again in the preparation of this Technical Report.

JULY 2010 REVIEW

RPA received drill hole and block model databases in Vulcan/ISIS formats. Files were reformatted to ASCII and imported into Gemcom GEMS 6.2.2 software for review. GEMS is employed to validate the drill hole database using software routines that trap errors and potential problems such as:

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•	Intervals exceeding the hole length (from-to problem).

•	Negative length intervals (from-to problem).

•	Zero length intervals (from-to problem).

•	Inconsistent down hole survey records or lack of zero depth entry at collar needed by GEMS.

•	Out-of-sequence and overlapping intervals (from-to problem; additional sampling/check sampling included in table).

•	No interval defined within analyzed sequences (not sampled or missing samples/results).

GEMS validation routines found some down-hole survey records lacking collar zeros (fourth bullet above) and several cases of zero intervals, most at the end of lithology files/tables. None of these minor errors impact on resource estimation. Otherwise the drill hole databases were clean and readily imported.

JANUARY 2012 REVIEW

Drill hole and block model databases for each of the resources reported by Cortez for mid-2011 were received from Barrick in Vulcan/ISIS formats. The validation review focused on the databases supporting the June 30, 2011 Mineral Resource and Reserve estimates for the following models that presently represent more than 76% of the Mineral Reserve gold ounces reported as at June 30, 2011 and more than 59% of the gold ounces reported for Mineral Resources that are additional to the Mineral Reserves.

•	Cortez Hills complex open pit model that includes part the Breccia zone and the Pediment deposit

•	Cortez Hills complex underground model that includes the Breccia and Middle zones

•	Lower zone model of the Cortez Hills Complex

The above checks were made specifically because the databases for the Cortez Hills complexes have been changing over the past two years with the addition of a significant amount of new drilling. The Pipeline complex and Gold Acres databases have not changed since the RPA audit review reported in July 2010 and summarized above.

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The resource databases for the above listed models were imported into Vulcan 3D Version 8.0.3 software for review. Vulcan database validity routines found no errors with out of range values, or from-to intervals, and that sample lengths and assays values are within reasonable limits. Drill hole collars were found to be within the area limits of the model, with the following exceptions.

•	Hole T1-1 from 1964 is outside the Cortez Hills area but poses no problems as it has no valid assays and hence not used for the resource estimate.

•	Red Hill database contains two pairs of RC holes, one pair from 1976 and one pair from 1987, located outside the model limits; all four holes were flagged so as not to be used for resource estimation.

•	There were no twinned holes located in the checked databases.

•	Wedged holes are present in the Cortez Hills database and the duplicate portions of the wedged holes were set to a null value so that they are not double counted during grade estimation.

All the data appears to be consistently presented and organized; all units within the database are consistent. Prior to resource estimation the Cortez or Barrick resource geologist reviews each new drill hole in the database and any holes and assays identified to have problems are flagged as rejected so that they will not be used. RPA approves of this practice.

RPA notes that some sampled intervals in the database have been split into two or more smaller “from-to” intervals that carry the duplicate sample numbers and the same assay results: this has been noted even in holes drilled as recently as 2010. This is a function of subdivision of original sample intervals made by Cortez personnel to reflect observed geological contacts. RPA recommends, as a statistically preferable practice, that the actual sampled intervals should themselves be set to reflect the logged geological breaks and contacts so as to reduce and eliminate the need for a later subdivision and repetition of assay values.

RPA also undertook a spot check comparison of the supplied resource databases against original documents for collar surveys, down-hole surveys and laboratory assay certificates. The 35 holes checked for collar surveys were all found to be correctly entered. Two of the 16 holes reviewed for down hole surveys, specifically holes HC04-07 and HC04-13, were to have a variance of 0.27 degrees from the original azimuth for

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every one of the measurements. Given that the variance is less than one degree it is not deemed to be material and is presumed to be a deliberate adjustment. An additional down hole survey entry was found in hole NWD10-08 at a depth of 75 ft for which there was no corresponding original data point. Consultation with the Database Administrator confirms that absence of support for this entry and it was immediately removed from the database.

The azimuth and inclination measurements for the remainder of the database entries were found to correspond with the original down hole survey measurements.

The gold fire assay (“fa1”) and cyanide leach assay (“aa1”) values for 16 holes were checked against the original laboratory assay certificates. The fire assay values corresponded to the original certificates for all 16 holes. In drill hole DC-189, three of 289 cyanide leach values did not correspond with any of the laboratory certificates provided for checks; and in hole NWD10-08, 39 of 123 cyanide leach values did not correspond with the laboratory certificates. Cyanide leach values in the database for the remaining 14 holes corresponded to the laboratory certificates. RPA notes that the resource estimates are made from assay data columns (“fa1res” and “aa1res”) in the database that have received certain checks and validations prior to use for grade interpolations. For example the cyanide leach values for holes DC-189 and NWD10-08 which there is no corresponding assay certificate were reset to a below detection limit value and hence do not impact the grade interpolations or determination of leach and mill material versus refractory material.

If not already in place, then RPA recommends as a housekeeping item that there should be explanatory notes attached to the database where any adjustments, corrections or additions are made to the database that do not correspond to the original or source data documents. As another housekeeping issue, RPA notes that the assay and analytical data in the database can at times be derived from more than one source or laboratory certificate. In the database there is however only one sample identification field or column (“sampid”) and that spot check of the database was made more difficult because only one of the data sources is reflected in the “sampid” field. RPA recommends including multiple columns to record and track the multiple sources of data used to construct the database; this should make database validation simpler and more efficient.

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It is RPA’s opinion that the Cortez database is well prepared, adequate and suitable for mineral resource estimation.

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13 MINERAL PROCESSING AND METALLURGICAL TESTING

During the nearly 40 year history of the Cortez Mine, a significant number of metallurgical studies including laboratory scale and/or pilot plant test work have been completed and historical operating data is available. The Cortez Mine has utilized numerous processes including carbon-in-leach (CIL) for higher grade oxide ore, heap leaching for lower grade oxide ore, roasting for carbonaceous refractory ore and pressure oxidation for higher grade sulphidic ore. Mill No. 1, which included CIL and a roaster, was placed on care and maintenance at the end of October 1999. The roaster has been inactive since 1995 and is currently being demolished.

Metallurgical testing of new ore types has confirmed the choices for processing unit operations and provided data to estimate capital and operating costs and gold recovery for the various ore types. Test data also been generated to determine the expected performance in Mill No. 2 as new resources have been identified and included in the life-of-mine plans.

GOLD RECOVERY

The recovery of gold is a function of the processing method (CIL, heap leaching, roasting, and pressure oxidation) and the lithology of the mineralization being processed. The recoveries used to support Mineral Resource and Mineral Reserve estimations are based on recovery equations that are derived from feasibility studies, metallurgical laboratory test work and historic production data, as summarized in Tables 13-1 to 13-3. These figures are incorporated in the Lerchs–Grossman pit shells that constrain the Mineral Resources and Mineral Reserves to be extracted by open pit mining methods.

Test work reports and plant operating results were reviewed to verify the reported recoveries used in the Mineral Resources and Mineral Reserves estimates.

For leach ore, the estimated recovery figure for Pipeline oxide is based on actual heap performance values.

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TABLE 13-1 MILL GOLD RECOVERY EQUATIONS

Barrick Gold Corporation – Cortez Operations

Ore Type	Recovery Equations
Cortez Hills HG ≤ 0.15 oz/st	% Recovery = (18 x HG) + 86.4 – 2.4

Cortez Hills HG > 0.15 oz/st	% Recovery = {[(100 x HG) – 1.3 x Ln(HG)) – 4.1]/HG} – 2.4

Cortez Hills Middle Zone	% Recovery = 113.81 (AA/FA)[3] – 289.17 (AA/FA)[2] + 264.08 (AA/FA) + 1.77

Pipeline (Stage 3)	% Recovery = 94.2 – (0.29/HG) – 2

Pipeline/South Pipeline (Stages 8, 9, 10)	% Recovery = (85.11 x exp(0.36xHG) – 3.6 (Cap Recovery at 88.1%)

Crossroads	% Recovery = 88%

Silica	% Recovery = 3.85 x Ln(HG) + 94.16

GAP	Use Pipeline/South Pipeline Equation

Notes:	HG = gold head grade in oz/st AA/FA = cyanide soluble gold assay: fire assay gold ratio Ln = natural log function Exp = exponent

TABLE 13-2 HEAP LEACH ULTIMATE GOLD RECOVERY EQUATIONS

Barrick Gold Corporation – Cortez Operations

Ore Type	Recovery Equations

Cortez Hills	% Recovery = 65%

Pediment	% Recovery = 68%

Pipeline (Stage 3)	%Recovery = 68%

Pipeline/South Pipeline	% Recovery = 62%

Pipeline Phase 9	% Recovery = (0.0358 x Ln(HG) + 0.8122) x 100

Pipeline Phase 10	% Recovery = (0.0248 x Ln(HG) + 0.7742) x 100

Crossroads	% Recovery = (0.030 x Ln(HG) + 0.7739) x 100

Silica	% Recovery = 60%

GAP – gossan	% Recovery = 50%

GAP – marble	% Recovery = 56%

Gold Acres	% Recovery = 68%

Notes:	HG = gold head grade in oz/st Ln = natural log function

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TABLE 13-3 REFRACTORY ORE GOLD RECOVERY EQUATIONS

Barrick Gold Corporation – Cortez Operations

Process	AA/FA	%CO3	Head Grade (HG) oz/st	Gold Recovery Equations
Roaster	≤0.50	>8%	> 1.15	% Recovery = 93.0 - 0.6
			0.35 < HG ≤ 1.15	% Recovery = 3.1719Ln(HG) + 92.592 - 0.6
			0.125 < HG ≤ 0.35	% Recovery = -95.006(HG)2 + 67.038(HG) + 77.446 - 0.6
			0.055 < HG ≤ 0.125	% Recovery = -1017.2(HG)2 + 377.14(HG) + 53.439 - 0.6
Arsenic Effect (As > 1,200 ppm): -0.0000004(As ppm)2 – 0.0005(As ppm) + 1.176

Roaster Middle Zone	≤0.50			89.5 – 0.0029 (As)

Alkali Autoclave + Cyanide	≤0.50	>10%	> 1.3	% Recovery = 95.0 – 6.86
			0.28 < HG < 1.3	% Recovery = 6.4334(HG)[3] – 23.02(HG)[2] + 28.56(HG) + 82.247 – 6.86
			0.065 < HG < 0.28	% Recovery = 661.36(HG)[3] – 628.01(HG)[2] + 208.23(HG) + 65.114 – 6.86

Alkali Autoclave + CaTS	≤0.50		> 1.3	% Recovery = 95.0 + 1.23 – 8.09 + 2.35 – 1.5
			0.28 < HG < 1.3	% Recovery = 6.4334(HG)[3] – 23.02(HG)[2] + 28.56(HG) + 82.247 + 1.23 – 8.09 + 2.35 – 1.5
			0.065 < HG < 0.28	% Recovery = 661.36(HG)[3] – 628.01(HG)[2] + 208.23(HG) + 65.114 + 1.23 – 8.09 + 2.35 – 1.5

Acid Autoclave + Cyanide	≤0.50	≤10%	> 1.3	%Recovery = 95.0 + 1.23
			0.28 < HG < 1.3	% Recovery = 6.4334(HG)[3] – 23.02(HG)[2] + 28.56(HG) + 82.247 + 1.23
			0.065 < HG < 0.28	% Recovery = 661.36(HG)[3] – 628.01(HG)[2] + 208.23(HG) + 65.114 – 1.23

Acid Autoclave + CaTS	≤0.50	≤10%	> 1.3	%Recovery = 95.0 + 1.23 + 2.35 – 1.5
			0.28 < HG < 1.3	% Recovery = 6.4334(HG)[3] – 23.02(HG)[2] + 28.56(HG) + 82.247 + 1.23 + 2.35 – 1.5
			0.065 < HG < 0.28	% Recovery = 661.36(HG)[3] – 628.91(HG)[2] + 208.23(HG) + 65.114 + 1.23 + 2.35 – 1.5

Notes:	HG = gold head grade in oz/st Ln = natural log function CaTS = calcium thiosulphate CO3 = carbonate

Table 13-4 summarizes the results of the budgeted versus actual data taken from the Cortez Flash Reports which was evaluated to verify the recovery estimates.

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TABLE 13-4 REFRACTORY ORE GOLD RECOVERY EQUATIONS

Barrick Gold Corporation – Cortez Operations

		2009			2010		2011 September YTD
	Actual	Budget	Actual/ Budget	Actual	Budget	Actual/ Budget	Actual	Budget	Actual/ Budget
Open Pit Mill
Grade Processed	0.074	0.078	95%	0.211	0.185	114%	0.295	0.287	103%
Recovery Rate	76.9%	84.4%	91%	88.8%	89.1%	100%	92.7%	91.4%	101%
Tons Per Day	9,852	8,724	113%	9,303	8,791	106%	10,063	10,340	97%
Open Pit Leach
Grade Processed	0.014	0.012	122%	0.016	0.012	136%	0.019	0.013	145%
Recovery Rate	91.7%	76.2%	120%	496.9%	110.4%	450%	82.3%	161.4%	51%
Tons Per Day	33,057	46,110	72%	1,964	12,116	16%	17,766	11,915	149%
Open Pit Refractory
Grade Processed				0.340	0.300	113%	0.399	0.395	101%
Recovery Rate				86.9%	88.2%	99%	87.1%	89.3%	98%
Tons Per Day				910	939	97%	841	737	114%
Open Pit Other
Grade Processed	0.188	0.154	123%
Recovery Rate	85.7%	85.0%	101%
Tons Per Day	482	616	78%
Open Pit Total
Grade Processed	0.030	0.024	125%	0.189	0.094	201%	0.127	0.149	86%
Recovery Rate	83.0%	81.0%	102%	94.3%	90.5%	104%	91.2%	94.3%	97%
Tons Per Day	43,391	55,451	78%	12,177	25,292	48%	28,671	22,992	125%
Underground Mill
Grade Processed	0.635	0.684	93%	0.930	0.909	102%	0.761	0.876	87%
Recovery Rate	90.0%	92.1%	98%	90.6%	90.0%	101%	89.1%	90.0%	99%
Tons Per Day	405	627	65%	1,096	1,209	91%	1,052	1,160	91%
Underground Refractory
Grade Processed				0.757	1.100	69%	0.666	0.891	75%
Recovery Rate				91.2%	95.0%	96%	91.4%	90.3%	101%
Tons Per Day				43	157	28%	217	354	61%
Underground Other
Grade Processed	0.722	0.381	190%
Recovery Rate	89.0%	89.1%	100%
Tons Per Day	173	41	421%
Underground Total
Grade Processed	0.661	0.665	99%	0.924	0.931	99%	0.745	0.879	85%
Recovery Rate	89.7%	92.0%	98%	90.6%	90.7%	100%	89.4%	90.1%	99%
Tons Per Day	577	668	86%	86.4%	91.5%	94%	1,366	1,067	128%

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The estimated and actual gold recoveries correlate well for the mill and the refractory ore processing, however, they are significantly different for heap leach recoveries in 2010 and 2011. RPA notes that the budgeted leach recovery is calculated based on the ounces that are forecast to be recovered in a given period and the number of ounces placed on the pad during the same time period. This methodology does not take into account the leaching kinetics and time required to recover gold from a heap leaching operation. Therefore, the historic heap leach production data was analyzed as an additional check of the recovery calculations used by Cortez.

Table 13-5 compares the contained, estimated recoverable, and actual recovered gold ounces for the life of the Cortez heap leach pads (i.e. Areas 28, 30, and 34). Figure 13-1 provides the same data graphically.

TABLE 13-5 HEAP LEACH PRODUCTION

Barrick Gold Corporation – Cortez Operations

	Contained	Estimated Recoverable	Actual Produced
1997	55,283	37,593	28,233
1998	227,543	154,729	123,954
1999	327,236	222,521	210,900
2000	569,580	387,314	282,865
2001	1,080,428	734,691	525,535
2002	1,434,327	965,890	805,058
2003	1,977,765	1,295,223	1,132,603
2004	2,772,711	1,780,253	1,626,014
2005	3,205,513	2,050,826	2,003,862
2006	3,509,395	2,239,609	2,206,856
2007	4,020,000	2,540,263	2,490,603
2008	4,477,028	2,767,618	2,706,451
2009	4,651,153	2,867,336	2,866,109
2010	4,725,476	2,920,335	2,924,864
2011	4,763,047	2,948,137	3,009,332

Recovery		61.9%	63.2%

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FIGURE 13-1 HISTORICAL HEAP LEACH DATA

The data clearly shows that the estimated gold production from the heap leach pads and the actual gold production correlate well. In evaluating the individual leach pads, it appears that the estimated gold production and actual gold production from the A30 leach pad is very close but the estimates for the A28 and A34 pads are not as good. Based on this observation, RPA recommends that Cortez should continue to monitor the actual heap leach recovery results and modify the equations used to estimate the gold recovery as needed.

SUMMARY AND CONCLUSIONS

Based on these analyses RPA is of the opinion that metallurgical test work completed for the Project has been appropriate to establish optimal processing routes for the different mineralization styles encountered in the deposits and that the gold recovery calculations for all of the processing options are currently appropriate to estimate the amount of gold that will be recovered over the LOM, however, more accurate short term estimates can be made if the leaching kinetics are included in the budget estimation process.

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14 MINERAL RESOURCE ESTIMATE

SUMMARY

A summary of the Mineral Resources, excluding Mineral Reserves, for Cortez as of December 31, 2011, is shown in Table 14-1. The Mineral Resources are presented by the most likely mine extraction method and gold recovery process. Cut-off grades for the Mineral Resources were established using a gold price of $1,400 per ounce.

TABLE 14-1 MINERAL RESOURCE SUMMARY - DECEMBER 31, 2011

Barrick Gold Corporation – Cortez Operations

Mine & Process Type	Total Measured + Indicated			Total Inferred
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
	(000 t)	(oz/st Au)	(000 oz)	(000 t)	(oz/st Au)	(000 oz)
Open Pit
Mill	5,128	0.058	296	1,740	0.058	101
Heap Leach	37,272	0.011	417	15,107	0.011	166
Refractory	5,516	0.107	589	1,836	0.148	271

Sub-Total Open Pit	47,916	0.027	1,302	18,684	0.029	537

Underground
Mill	1,719	0.382	656	1,680	0.327	549
Refractory	4,757	0.378	1,800	1,517	0.349	529

Sub-Total Underground	6,476	0.379	2,456	3,197	0.337	1,078

Totals	54,391	0.069	3,757	21,881	0.074	1,615

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at the cut-off grades given in Table 14-20.
3.	Mineral Resources are estimated using an average gold price of US$1,400 per ounce,
4.	A minimum mining width of 10 ft was used.
5.	Mineral Resources are additional to and exclusive of Mineral Reserves.
6.	Numbers may not add due to rounding.

Mineral resources decreased with the conversion of some Mineral Resources to Mineral Reserves with the most significant change affecting the Crossroads deposit at the Pipeline Complex. There are also some minor changes resulting from depletion by mining of some Inferred Resource blocks in the Cortez Hills open pit and from model adjustments at Cortez Hills, both open pit and underground.

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The Cortez site-based Technical Services Group is responsible for Mineral Resource estimation for projects managed by the Cortez Operations Group.

Cortez is currently reporting Mineral Resource estimates for four principal areas in the district. These include the Pipeline Complex and Gold Acres deposit on the west side of Crescent Valley and the Cortez Hills Complex, Cortez Pits area on the east side of the valley. Each of the mentioned complexes includes several gold deposits or zones. Table 14-2 identifies the principal areas, their included deposits or zones, when the resources were most recently updated and which group is responsible for the reported Mineral Resource estimate.

TABLE 14-2 CORTEZ MINERAL RESOURCE MODELS

Barrick Gold Corporation – Cortez Operations

Area	Deposits or Zones included	Last Update	Responsible Group
Pipeline Complex	Pipeline Gap Crossroads	EOY 2010	Mine Technical Group
Gold Acres		2008	Mine Technical Group
Cortez Hills Complex	Open Pit	EOY 2010	Mine Technical Group
	Pediment	EOY 2010	Mine Technical Group
	Breccia	Mid-2011	Mine Technical Group
	Middle	EOY 2010	Mine Technical Group
	Lower	Mid-2011	Tucson Technical Group
Cortez Pits	NW Deeps	Mid-2011	Mine Technical Group

At the deposit scale, the Cortez geologists recognize the interplay of structural preparation, favourable lithologies and various alteration styles on the control of gold grade distribution; however, at the drill hole scale it is often difficult to visually define the limits of mineralization. Consequently, gold grade is the principal indicator of gold distribution at the drill hole scale for most of the deposits at Cortez with the exception of the visually recognizable hydrothermal breccia body at Cortez Hills. All solids and surfaces are snapped to drill holes where applicable to construct these features. Both the Tucson Technical Group and Cortez use Vulcan ® software for all of their mineral resource estimation work.

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PIPELINE COMPLEX

DATA

For resource estimation, the drill hole data were limited to holes within or immediately adjacent to the various block model boundaries. A total of 3,266 drill holes for 2,908,457 ft and 194,507 assays are in the database.

GRADE CAPPING AND COMPOSITING

Raw gold assays were capped for outliers within the modelled high-grade gold indicator based on examination of cumulative probability plots and histograms. Gold assays at Pipeline were capped at 1.2 oz/st, at Gap at 0.4 oz/st and at Crossroads at 0.7 oz/st. The capped assays were composited using down-hole 20 ft lengths, equivalent to expected minimum mining height for an open pit bench. Compositing honours domain boundaries.

BULK DENSITY

Bulk density values (tons/ft3), as provided by Cortez Exploration, were assigned to the rock unit wireframes on formation and alteration type and the bulk density data is populated into the block model using scripts. Table 14-3 lists the bulk density values used for the deposits in the Pipeline Complex.

TABLE 14-3 BULK DENSITY – PIPELINE COMPLEX

Barrick Gold Corporation – Cortez Mine

Formation	Density
Dw	0.07645
Srm	0.0746
OHC	0.0837
Abyss	0.0798
Marble	0.0779
Srm Marble	0.08554
Skarn	0.0789
Srm Skarn	0.0910
Gossan	0.0737
Srm Gossan	0.0655
shear	0.0680
silica	0.07399
QAL	0.06169
Dump	0.05714

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BLOCK MODEL AND MINERALIZED DOMAINS

Three-dimensional (3D) surfaces or wireframe solids were constructed by Cortez Exploration for topography, alluvium-bedrock contact, rock formations, alteration, and mineralization boundaries. These solids were used in block model creation to provide a numeric value for each associated variable, e.g., formation, alteration, silica.

Three domains were established corresponding to the main deposits (Pipeline, Crossroads and Gap), with each domain conforming to the dominant orientation and continuity of mineralization (Figure 14-1). A three-dimensional 40 ft by 40 ft by 20 ft block model was developed based on the three generalized domains. Resources in the Pipeline and Crossroads domains were estimated using 20 ft composites and 40 ft by 40 ft by 20 ft blocks, but the Gap domain was further estimated using 10 ft composite lengths and 20 ft by 20 ft by 10 ft blocks, and subsequently “regularized” up to the 40 ft by 40 ft by 20 ft blocks. The block model parameters are listed in Table 14-4.

TABLE 14-4 PIPELINE COMPLEX BLOCK MODEL PARAMETERS

Barrick Gold Corporation – Cortez Operations

Easting (ft)		Northing (ft)		Elevation (ft)
Min	Max	Min	Max	Min	Max
97000	109120	49500	61980	2880	5540
97000	101240	53500	59420	4180	5540

Block Size (ft)			Number of Blocks
Easting	Northing	Elev.	Easting	Northing	Elev.
40	40	20	303	312	133
20	20	10	212	296	136

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60000.0Y
55000.0Y
50000.0Y
100000.0X
105000.0X
110000.0X

Figure 14-1

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Resource Estimation Domains

Pipeline Complex

(4,000 ft. Elevation Plan)

March 2012

Source: Barrick Gold Corp., 2010.

FIGURE 14-1 RESOURCE ESTIMATION DOMAINS PIPELINE COMPLEX

(Figure 3-3 from 2010 Cortez Audit report – Eric to insert and clean up – will need to label domains)

14-5

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INDICATOR BLOCK MODEL

Three indicators were estimated to provide a probability “flag” for gold values. The low-grade indicator was assigned for Au greater than or equal to 0.002 oz/st, the mid-grade indicator for Au greater than or equal to 0.015 oz/st, and the high-grade indicator was assigned for Au greater than or equal to 0.15 oz/st at Pipeline and Crossroads and Au greater than or equal to 0.05 oz/st at Gap. Each deposit/domain utilized the estimated gold indicators somewhat differently for gold estimation.

Table 14-5 shows the general orientations of the search ellipses for each domain.

TABLE 14-5 SEARCH ELLIPSE ORIENTATIONS BY DOMAIN – PIPELINE

COMPLEX

Barrick Gold Corporation – Cortez Operations

Domain	Azimuth		Plunge		Dip
Gap	315	°	0	°	5	°
Pipeline	330	°	0	°	-15	°
Crossroads	300	°	0	°	15	°

A fourth orientation, at 340° azimuth and -8° northeast dip, was used at Crossroads to represent the “IB” unit of the host Devonian Wenban Formation. A silica solid was used to constrain this orientation for estimation.

Inverse Distance (ID) estimation of the indicators used search radii of 400 ft by 400 ft by 60 ft (easting, northing, elevation), but constraint was applied by the requirement of a minimum of five samples and the number of samples per hole limited to two. In addition, composites from a minimum of three drill holes were required for the indicator to be estimated.

The estimated gold indicator values as well as the modelled formation and alteration codes were back-flagged to the drill hole composites to accommodate data selection for grade interpolation. Gold estimation at Pipeline and Gap used two indicators, whereas Crossroads estimation used all three indicators.

GRADE INTERPOLATION

The block model includes 31 estimated model parameters, input data and block flags including inverse distance to the third power (ID3) estimated gold grade, nearest

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neighbour (NN) estimated gold grade, density, gold indicators, cyanide leach to fire assay (AA/FA) ratios and refractory flags, resource classification, alteration types, grade estimation parameters, distance, number of holes, and various other topographical flags.

Block estimation of gold grade utilized nested ID3 passes with search ellipse strategy based on omnidirectional variography (correlogram) for composites. The search distances are taken as 80% and 90% of the sill, respectively. The correlogram and interpolation search parameters are shown in Figure 14-2 and Table 14-6.

At Crossroads, the mid-grade indicator uses the same distances and sample criteria as the high-grade indicator above, and is estimated after the high-grade and before the low-grade indicators.

FIGURE 14-2 OMNIDIRECTIONAL CORRELOGRAM – PIPELINE COMPLEX

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TABLE 14-6 INTERPOLATION SEARCH ELLIPSE PARAMETERS – PIPELINE COMPLEX Barrick Gold Corporation – Cortez Operations

Estimation Pass	Distance (ft)			Min. # Sample	Max. # Sample	Max. per Hole
	Major Axis	Semi- Major Axis	Minor Axis
au_box	20	20	10	1	99	1
	180	180	20	2	3	1
Inside HG indicator	70	70	20	1	3	1
	240	240	40	1	7	2
	180	180	20	2	3	1
Inside LG indicator	70	70	20	1	3	1
	300	300	40	1	7	2
	180	180	20	2	3	1
Outside LG indicator	70	70	20	1	3	1
	320	320	40	1	7	2

MODEL VALIDATION

Checks and validation performed by the Cortez resource geologist included:

•	Examination of the interpolation scripts and comparison to the interpolation plan

•	Visual comparisons of interpolated gold grades relative to drill hole composite values on sections and plans. Checks are reported to have shown good agreement between composite and modelled values.

•	Grade distributions for different estimation domains were examined, and the grade distribution was determined to be consistent. Grade–tonnage curves were compared with historical estimations.

•	Block model grades were compared to gold assays using histograms and cumulative frequency plots and found to be acceptable.

•	Comparison of the resource model to a NN model showed that the block model was globally unbiased

•	Local trends in the grade estimates (grade slice or swath checks) were performed and demonstrated good correlation between the different estimation methods

In its 2010 audit report, RPA noted that the NN grades in the swath plots for the Pipeline deposits very closely parallel the ID3 grades. This is consistent with the interpolation of few composites, i.e., the “2/3/1” approach that limits grade smoothing and all but mimics NN interpolation. NN methods generally overestimate high-grade tons and underestimate low-grade tons and this was seen in reconciliations of mine production (grade control) versus the mid-year 2009 resource model.

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GOLD ACRES

DATA

For resource estimation, the drill hole data were limited to holes within or immediately adjacent to the block model extents. A total of 1,725 drill holes for 461,363 ft and 68,702 assays are in the database; the database for Gold Acres has not changed since mid-2008. Holes 4344, 435, 4424, 4425, 4512, 4527, 7404, 89931, and 90816 were excluded. Nevertheless, RC holes with potential down-hole contamination remain in the database and their exclusion should be revisited for future models.

CAPPING AND COMPOSITING

Grade distribution statistics show a grade capping level of 0.5 oz/st Au is appropriate. Nine samples were capped in the drill hole database. Capped assays were composited down-hole at 10 ft lengths.

BULK DENSITY

Bulk densities are shown in Table 14-7.

TABLE 14-7 GOLD ACRES BULK DENSITY

Barrick Gold Corporation – Cortez Operations

Rock Type	Tonnage Factor (ft3/st)	Bulk Density (st/ft3)
Skarn	11.49	0.0870
Dumps, Backfill	16.00	0.0625
All Other Rocks	13.00	0.0769

BLOCK MODEL AND MINERALIZED DOMAINS

Surfaces and geology solids were modelled. Visual review of the geology models for the lower skarn, Roberts Mountain Thrust, and Gold Acres Fault suggests that, as currently modelled, they are not relevant as controls for resource estimation. The 2008 resource estimate does not include a “Carbon” or “Refractory” model since the refractory nature of the deposit cannot be predicted geologically or metallurgically at this time.

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Three mineralization domains were established based on visual review of gold grade spatial distribution.

1.	A high grade “domain” and south to north change in mineralization dips. The high grade trends along a fold axis bearing 305° (Domain code 1).

2.	East dipping mineralization (-15°) bearing 340° (Domain code 2).

3.	Mineralization striking 340° with dip change from east dipping south of 60250N to west dipping at -15° (Domain code 3).

A three-dimensional 20 ft by 20 ft by 10 ft block model was developed based on the three generalized domains and were estimated using the 10 ft composites. Following grade estimation, the 20 ft by 20 ft by 10 ft blocks were re-blocked up to a 40 ft by 40 ft by 20 ft model to better represent mining on 20 ft benches. The block model origin is 91000E, 55000N, 4300Z. The model extends 6,500 ft east, 9,000 ft north, and 1,500 ft vertically. No rotation was applied. Some 22 block model variables were created similar to the Pipeline Complex.

INDICATOR BLOCK MODEL

The composites in the drill hole database were flagged at a gold indicator threshold of 0.015 oz/st Au. The composites were interpolated using domain orientations for the search. Composites within the block model volume defined by the indicator model (greater than or equal to 50% probability of 0.015 oz/st grade) were flagged in the composite database.

TABLE 14-8 GOLD ACRES INDICATOR MODEL ESTIMATION PARAMETERS

Barrick Gold Corporation – Cortez Operations

	Estimation	Bearing		Dip		Axes (ft)	No. of Composites Min./Max./Max. per DH
Domain 1	Indicator 1	305	°	0	°	300x300x50	3/15/2
Domain 2	Indicator 1	340	°	-15	°	300x300x50	3/15/2
Domain 3	Indicator 1	160	°	-15	°	300x300x50	3/15/2

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FIGURE 14-3 GOLD ACRES DOMAINS AND INTERPOLATION SEARCH ELLIPSES

GRADE INTERPOLATION

Grade interpolation for Gold Acres was carried out in multiple passes by ID3 inside and outside the indicator model based on parameters shown in Table 14-9. Search ellipse strategy is based on the Barrick approach to classification and distances corresponding to 80% and 90% of sill ranges from an omnidirectional correlogram (Figure 14-4). NN interpolation was carried out for model validation using a 250 ft by 250 ft by 50 ft search to estimate 33.1% of blocks in the model. Mined-out blocks were coded above the topographic surface and then accounted for waste rock dumps.

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TABLE 14-9 ID3 INTERPOLATION PASSES INSIDE AND OUTSIDE THE GOLD ACRES 0.50 INDICATOR MODEL Barrick Gold Corporation – Cortez Operations
Estimation	Azimuth (°)	Dip (°)	Distance (ft)			Sample Min./Max./ Per DH	Estimated
			Major Axis	Semi- Major	Minor Axis
	Inside 0.50 Indicator Model
11001	0	0	10.1	10.1	5.1	1/9/1	0.4%
11100	305	0	120	120	30	2/3/1	98.6%
11131	305	0	50	50	15	1/3/1	4.8%
11250	305	0	250	250	50	2/3/1	100%
12100	340	-15	120	120	30	2/3/1	59.4%
12131	340	-15	50	50	15	1/3/1	19.1%
12250	340	-15	250	250	50	2/3/1	80.2%
13100	160	-15	120	120	30	2/3/1	54.3%
13131	160	-15	50	50	15	1/3/1	17.4%
13250	160	-15	250	250	50	2/3/1	77.2%
	Outside 0.50 Indicator Model
21100	305	0	100	100	30	2/3/1	25.2%
21131	305	0	50	50	15	1/3/1	0.7%
21250	305	0	250	250	50	2/3/1	8.4%
22100	340	0	-15	100	100	2/3/1	7.9%
22131	340	-15	50	50	15	1/3/1	1.2%
22250	340	-15	250	250	50	2/3/1	10.5%
23100	160	-15	100	100	30	2/3/1	5.4%
23131	160	-15	50	50	15	1/3/1	1.0%
23250	160	-15	250	250	50	2/3/1	8.2%

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FIGURE 14-4 OMNIDIRECTIONAL CORRELOGRAM – GOLD ACRES

MODEL VALIDATION

As part of the 2010 RPA audit, block grades were compared to composites by visual inspection of vertical sections at 60,500N and 60,000N (Figures 14-5 and 14-6). Gold block grade statistics and distributions were compared to composite grade statistics and distributions for Au greater than or equal to 0.01 oz/st (Table 14-10 and Figures 14-7 and 14-8).

FIGURE 14-5 GOLD ACRES VERTICAL SECTION AT 60,500 N

Gold grades >0.003oz/st at 60,500N, 40 ft E-W section. Mineralization dips -15° to the west, except in higher grade “Axis” domain.

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FIGURE 14-6 GOLD ACRES VERTICAL SECTION AT 60,000 N

Gold grades >0.003 oz/st at 60,000N, 40 ft E-W section. Mineralization dips -15° to the east, except in the higher grade “Axis” domain

TABLE 14-10 GOLD ACRES UNTRANSFORMED GOLD STATISTICS

Barrick Gold Corporation – Cortez Operations

	Gold Cut-off = 0.01 oz/st		Gold Cut-off = 0.02 oz/st		Gold Cut-off = 0.03 oz/st		Gold Cut-off = 0.10 oz/st
	(ft)	Grade (oz/st)	(ft)	Grade (oz/st)	(ft)	Grade (oz/st)	(ft)	Grade (oz/st)
Blocks - All	30,510	0.041	20,375	0.055	15,194	0.066	2,176	0.152
Incr. % and grade	33.2%	0.013	17.0%	0.024	42.7%	0.052	7.1%	0.152
Comps	95,941	0.049	65,057	0.067	48,422	0.081	11,692	0.169
Incr. % and grade	32.2%	0.013	17.3%	0.024	38.3%	0.053	12.2%	0.169

FIGURE 14-7 HISTOGRAM COMPARING COMPOSITES WITH ESTIMATED

BLOCK GRADES – GOLD ACRES

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FIGURE 14-8 CUMULATIVE LOG PLOT COMPARING COMPOSITES WITH

ESTIMATED BLOCK GRADES – GOLD ACRES

CORTEZ HILLS COMPLEX

DATA

For resource estimation, the drill hole data were limited to holes within or immediately adjacent to the block model extents. As at July 1, 2011 a total of 1,619 drill holes for 1,863,944 ft and 192,664 assays are in the Cortez Hills Complex database. This database includes holes used for Mineral Resource estimates for all of Cortez Hills including Pediment open pit, Breccia open pit and underground, underground Middle and Lower zones.

CAPPING AND COMPOSITING

Raw assays in the database were examined for the presence of local high-grade outliers using cumulative probability plots and histograms from which capping values were established. Capping is applied to the raw data prior to compositing. The raw assay data were grouped either by rock type, estimated gold indicators or geologically-controlled mineralized zones, and capping values for gold were determined for each major zone.

High grade zones in the Cortez Hills Breccia zone were capped at 6.0 oz/st, intermediate at 3.0 oz/st and low grade zones at 0.2 oz/st. A cap of 1.5 oz/st was applied for the Cortez Hills Lower zone. Pediment high grade zones were capped at 0.7 oz/st, intermediate at 0.12 oz/st and low grade zones at 0.02 oz/st.

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Capped assays were composited down hole at 10 ft lengths for the Breccia, Middle and Lower zones. This composite length was chosen to allow for the higher resolution grade interpolation needed for underground mine planning and is close to the accepted smallest mining unit for underground (SMU). For the near surface Pediment deposit which has no underground component, gold assays were composited down hole at 20 ft lengths which reflects the minimum bench height to be used for open pit mining.

BULK DENSITY

Bulk densities (1/TF in Table 14-11) were determined from average tonnage factors (TF in Table 14-11) measured for mineralized zones, rock formations or units, and refractory and oxide materials. Table 14-11 lists the bulk densities used for the Cortez Hill Complex.

TABLE 14-11 BULK DENSITY CORTEZ HILLS COMPLEX MID-YEAR 2011

Barrick Gold Corporation – Cortez Operations

Cortez Hills/Pediment	TF	1/TF	Comments
Formational Density	13.5	0.0741	default
Qal (Cortez Hills)	15.0	0.0667	based on truck study
Qcl (Cortez Hills)	15.0	0.0667	based on truck study
Qal (Pediment)	19.1	0.0524	From 2006 Feasibility Study
Qcl (Pediment)	18.3	0.0546	From 2006 Feasibility Study
Qcs	17.9	0.0559	From 2006 Feasibility Study
Dhc	16.2	0.0617
Dw	12.4	0.0806
Srm	12.4	0.0806
Dike	14.2	0.0704

Cortez Hills Ore Zone(s)	TF	1/TF	Comments
mzone 11 (oxide)	12.6	0.0794	low grade halo around main breccia
mzone 11 (refractory)	12.3	0.0813	low grade halo around main breccia
mzone 12	16.6	0.0602	low grade cap zone
mzone 13	13.9	0.0719	low grade upper breccia
mzone 14	13.0	0.0769	low grade - north breccia wing
mzone 20 (oxide)	13.2	0.0758	main breccia zone
mzone 20 (refractory)	12.8	0.0781	main breccia zone
mzone 21	12.8	0.0781	footwall zones - dominantly breccia
mzones 21—33	12.6	0.0794	footwall zones - dominantly breccia

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Cortez Hills Ore Zone(s)	TF	1/TF	Comments
mzone 34	16.6	0.0602	cap zone
mzone 35 (Dhc)	15.4	0.0649	upper high grade breccia
mzone 35 (Dw)	13.8	0.0725	upper high grade breccia
mzone 35 (CHUG model)	13.8	0.0725	upper high grade breccia
mzone 36 & 37	13.8	0.0725	north breccia wing
mzone 38	12.6	0.0794	south breccia wing
mzone 39	18.1	0.0552	mineralized Qcs
mzone 40 (oxide)	14.4	0.0694	high grade breccia core
mzone 40 (refractory)	13.7	0.073	high grade breccia core
mzones 41—48	12.6	0.0794	footwall zones
mzone 49 (oxide)	14.4	0.0694	high grade breccia core
mzone 49 (refractory)	13.7	0.073	high grade breccia core

Pediment Ore Zones(s)	TF	1/TF	Comments
mzone 50 (Dw)	13.5	0.0741
mzone 50 (Qcs)	18.1	0.0552
mzones 51—64	18.1	0.0552

Middle Zone Ore Zone(s)	TF	1/TF	Comments
mzones 70, 75, 80, 85	12.2	0.0819	low grade halos
mzones 71-74, 76-79, 81-84, 86, 87	12.7	0.0787	~0.15 oz/st ore zones

Lower Zone	TF	1/TF	Comments
Above 3800 level	13.5	0.0741	default
Inside 0.010 oz/st resource shell	12.9	0.0774
Outside 0.010 oz/st resource shell	12.5	0.0797
Below 3800 level	13.5	0.0741	default
Inside 0.010 oz/st resource shell	13.3	0.075
Outside 0.010 oz/st resource shell	13.0	0.0771

Notes:

Qal = Quaternary alluvium

Qcl = Quaternary conglomerate, limestone dominated clasts

Qcs = Quaternary conglomerate, siltstone dominated clasts

Dhc = Devonian Horse Canyon Formation

Dw = Devonian Wenban Formation

Srm = Silurian Roberts Mountains Formation

Dike = Barren Dikes

mzone = Interpreted mineralized zone used to limit estimation

BLOCK MODEL AND MINERALIZED DOMAINS

Preparation of each block model incorporates a geological interpretation of the lithologies, stratigraphic formations, structures and alteration for the area as provided by the project geologist. Three-dimensional solids and surfaces are constructed from this interpretation and used as the underlying base for interpreting and modelling 3D gold grade domains.

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BRECCIA AND MIDDLE ZONES AND PEDIMENT DEPOSIT

Cortez Technical Services built wireframe gold grade shells using a combination of grade breaks derived from statistical analysis of gold distributions, and structural and alteration elements derived from inspection of drill logs and core photographs. This approach was particularly useful for the volumetric definition of the very high-grade ‘transported’ hydrothermal breccias and the surrounding moderate-grade ‘crackle’ breccia or fractured rock bodies of the Cortez Hills Breccia Zone. Two to three grade shells were constructed for each model depending on what the data analysis indicated. All of the deposits or zones are bounded by a low-grade shell at a gold value that falls below any current economic limit of mineralization to insure volumetric constraint of the global model and to provide dilution grades for mine planning. Wireframe volumes representing the barren post-mineral dikes and sills are imposed on the model following gold grade interpolation to insure that no gold values are assigned this unmineralized material.

Pediment deposit grade shells were built in a similar manner with boundaries honouring geological units and contacts, structural features and the distribution of gold mineralization intersected in the drill holes. High-grade shells at 0.10 oz/st gold were interpreted to confine high-angle trends or “structures”. Low angle, intermediate-grade shells were interpreted using 0.03 oz/st gold (mill grades). An outer low-grade shell at 0.003 oz/st gold encompasses potential heap-leach material and provides an outer constraint to the mineralization of the inner two higher grade solids.

The 3D block models for the Pediment, Breccia and Middle zones of Cortez Hills complex was initially built with 10 ft by 10 ft by 10 ft blocks and with sub-cells to honour mineralized domain boundaries and formational contacts. A minimum sub-cell of 10x10x10 was used within ore zones at the breccia and middle zone. Parent blocks of 30x30x20 were retained in areas outside of interpreted ore zones and at Pediment. Grade interpolation used the smaller block size. The smaller block size was retained for the higher resolution required for underground resources but the open pit portion was “regularized” to 30 by 30 by 20 ft blocks, along with all of their attendant data. Areas designated for open pit development included the Pediment deposit and the near-surface portion of the Breccia zone. The “regularized” data was done in a mathematical manner (weighted averaging) that maintained proper representation of grades and bulk densities.

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LOWER ZONE

A 3D block model was constructed with a block size of 20 ft wide by 20 ft long by 10 ft high. An indicator estimation was used as a first pass to define the mineralized volume in the model. The composites in the drill hole database were flagged at a gold indicator threshold of 0.02 oz/st Au at a greater than or equal to 0.5 probability indicator. An ID3 interpolation was applied to three separate domain orientations reflecting the geometry of the mineralization. The block model was back-flagged from the indicator run.

FIGURE 14-9 LOWER ZONE DOMAINS FOR INDICATOR MODEL

TABLE 14-12 LOWER ZONE INDICATOR MODEL ESTIMATION PARAMETERS Barrick Gold Corporation – Cortez Operations

Estimation	Bearing		Plunge		Dip		Axes (ft)	No. of Composites Min./Max./Max. per DH
Domain 1	340	°	10	°	0	°	600x600x200	3/15/2
Domain 2	340	°	0	°	0	°	600x600x200	3/15/2
Domain 3	340	°	0	°	-10	°	600x600x200	3/15/2

GRADE INTERPLOATION

BRECCIA AND MIDDLE ZONES, AND PEDIMENT DEPOSIT

Grade models were interpolated with ID3 by using varying search criteria (directions and distances) that are customized to each domain within the models. The Breccia Zone,

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Middle Zone and Pediment deposit are modelled with 32, 21 and 13 domains, respectively. Typical of the interpolation approach at Cortez, four nested runs were made with the first being a box search with a minimum of one and maximum of 99 composites, and only one composite per hole. Composite constraints on the remaining runs allowed a minimum of two or three composites depending on the pass, a maximum of five and a maximum per hole of two composites.

Omnidirectional correlograms were developed for gold based on wireframe composites and used to establish search distances using 80% and 90% ranges of the total sill variance. No variography was performed to investigate any evident anisotropy of grade continuity which potentially could be employed to improve the grade estimate. The Cortez Hills Complex estimate required two composites per drill hole to acknowledge internal smoothing of grades to mineable SMUs. Search ellipses were based on preferred orientations of modelled mineralized zones.

The drilling data, which include surface as well as tighter spaced underground core and Cubex holes, are locally clustered. Although no de-clustering is employed for the ID3 interpolation, the restricted number of composites used and the limit to two composites per hole in the interpolation method helps de-cluster the composites. However, the method approximates NN estimation, which typically overestimates high-grade tons and under estimates low-grade tons. In RPA’s opinion, the current model should be validated by ordinary kriging, which effectively de-clusters and smoothes grade so as to limit the overestimation of high-grade tons.

LOWER ZONE

Grade interpolation was carried out in multiple passes by ID3 inside and outside the indicator model based on parameters shown in Table 14-13. Search ellipse strategy is based on the Barrick approach to classification and distances corresponding to 80% (160 ft) and 90% (290 ft) of sill ranges from an omnidirectional correlogram

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TABLE 14-13 ID3 INTERPOLATION PASSES INSIDE AND OUTSIDE THE LOWER ZONE 0.50 INDICATOR MODEL

Barrick Gold Corporation – Cortez Operations

Estimation	Domain	Indicator	Bearing	Plunge	Dip	Major Axis	Semi- Major	Minor	Min/Max/ Per DH	Estimation 2008	Estimation 2009
au1	All	Both	0	0	0	10	10	5	1/99/1	0.20%	0.30%
au2d1	1	In	340	10	0	160	100	60	2/3/1	43.6%	46.4%
au3d1	1	In	340	10	0	125	75	30	1/3/1	55.3%	62.0%
au4d1	1	In	340	10	0	290	220	80	2/3/1	66.8%	79.8%
au5d1	1	Out	340	10	0	160	100	60	2/3/1	20.3%	9.4%
au6d1	1	Out	340	10	0	125	75	30	1/3/1	25.3%	14.9%
au7d1	1	Out	340	10	0	290	220	80	2/3/1	50.4%	24.8%
au2d2	2	In	340	0	0	160	100	60	2/3/1	32.4%	33.3%
au3d2	2	In	340	0	0	125	75	30	1/3/1	43.5%	43.7%
au4d2	2	In	340	0	0	290	220	80	2/3/1	59.7%	59.6%
au5d2	2	Out	340	0	0	160	100	60	2/3/1	19.3%	6.4%
au6d2	2	Out	340	0	0	125	75	30	1/3/1	26.8%	9.9%
au7d2	2	Out	340	0	0	290	220	80	2/3/1	56.8%	15.1%
au2d3	3	In	340	0	-10	160	100	60	2/3/1	68.2%	85.3%
au3d3	3	In	340	0	-10	125	75	30	1/3/1	54.8%	63.4%
au4d3	3	In	340	0	-10	290	220	80	2/3/1	91.4%	77.4%
au5d3	3	Out	340	0	-10	160	100	60	2/3/1	26.0%	14%
au6d3	3	Out	340	0	-10	125	75	30	1/3/1	20.8%	7.9%
au7d3	3	Out	340	0	-10	290	220	80	2/3/1	46.1%	17.1%

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The resource was then defined using 0.100 oz/st grade shells to outline volumes and pods of mineralization with continuity and sufficient drilling. Some clean-up and smoothing was required to the grade shells to remove any irregular edges. Wireframe volumes representing the barren post-mineral dikes and sills are imposed on the model following gold grade interpolation to insure that no gold values are assigned to this unmineralized material.

MODEL VALIDATION

RPA reviewed various modelling aspects of the Breccia, Middle and Lower zones, and the Pediment deposit. RPA’s observations and comments from the model validation are provided below.

•

Mineralization solids were checked for conformity to drill hole data, continuity, similarity between sections, overlaps, appropriate terminations between holes and into un-drilled areas, and minimum mining thicknesses. The wire-framed solids were snapped to drill hole intervals, reasonably consistent, continuous, honoured minimum thickness criteria, and are representative of the extents and limits of the mineralization.

•	Reported volumes in the resource block models match the wire-frames to the nearest cubic foot.

•	Block model sizes and orientations were appropriate to the drilling density, mineralization and proposed mining methods.

•

Compositing routines were checked to confirm that composites started and stopped at the intersections with the wire-frames, that the composite coding is consistent with the wireframes, that there are no orphan composites (added to previous or next composite), for appropriate handling of missing values. RPA is satisfied with the compositing routines and finds the composites appropriate for resource estimation.

•	Reported resources for open pit were limited by optimized pit shells and for underground are limited by the mineralized solids with a minimum mining width of 10 ft.

•

Visual inspection and comparison of drill hole composites against mineralized solids was made for a number of sections from the Breccia, Middle and Lower zones and Pediment deposit. The mineralized solids and gold grade shells were found to conform well to the drill hole composite grades.

•

A visual inspection of block model grades showed a good correlation with drill hole grades. There did not appear to be any smearing or banding of gold grades within the models. There did not appear to be any isolated blocks of classified material classified as resources.

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Tables 14-14, 14-15, and 14-16 provide comparative statistics determined by RPA for the Breccia and Pediment open pit resource model (CHOP), the Breccia and Middle zones underground resource model (CHUG) and the Lower zone resource model, respectively.

TABLE 14-14 CHOP – COMPARITIVE STATISTICS

Barrick Gold Corporation – Cortez Operations

	Assays Uncapped	Assays Capped	Composites	Block Model
Number of samples	39,819	39,786	25,867	194,517
Minimum gold value (oz/st)	0.001	0.001	0.000	0.000
Maximum gold value (oz/st)	10.354	6.0004	5.99	5.178
Mean gold value (oz/st)	0.060	0.060	0.028	0.025
Median gold value (oz/st)	0.001	0.001	0.001	0.001
Standard Deviation	0.348	0.307	0.179	0.131
Coefficient of Variance	5.760	5.761	6.366451	5.234

TABLE 14-15 CHUG MIDDLE ZONE – COMPARITIVE STATISTICS

Barrick Gold Corporation – Cortez Operations

	Assays Uncapped	Assays Capped	Composites	Block Model
Number of samples	3,936	3,798	2,381	290,835
Minimum gold value (oz/st)	0.001	0.001	0.000	0.000
Maximum gold value (oz/st)	5.570	2.300	2.245	2.108
Mean gold value (oz/st)	0.107	0.105	0.088	0.074
Median gold value (oz/st)	0.022	0.022	0.021	0.026
Standard Deviation	0.283	0.259	0.215	0.170
Coefficient of Variance	2.658	2.469	2.443	2.289

TABLE 14-16 LOWER ZONE – COMPARITIVE STATISTICS

Barrick Gold Corporation – Cortez Operations

	Assays Uncapped	Assays Capped	Composites	Block Model
Number of samples	2,148	na	1,236	37,298
Minimum gold value (oz/st)	0.001	na	0.001	0.009
Maximum gold value (oz/st)	3.24	na	1.500	1.500
Mean gold value (oz/st)	0.368	na	.0350	0.317
Median gold value (oz/st)	0.260	na	0.266	0.255
Standard Deviation	0.347	na	0.272	0.209
Coefficient of Variance	0.942	na	0.778	0.658

CORTEZ PITS (NW DEEPS)

DATA

For resource estimation, the drill hole data were limited to holes within or immediately adjacent to the block model extents. As at July 1, 2011 a total of 450 drill holes for 280,860 ft and 37,415 assays are in the database. The updated June 30, 2011 model

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for Cortez Pits area uses a significantly larger drill hole database than the model reviewed in RPA’s 2010 audit. The change results from the re-instatement of holes which had been previously excluded. A hole by hole review was undertaken to determine their validity for inclusion in the database. This was a group technical review and only included holes from 1986 and later with confirmed collar locations. Ten new holes were also added to the database.

CAPPING AND COMPOSITING

The capping grades were determined by evaluation of high-grade outliers on cumulative probability plots and histograms constructed for the low- and high-grade mineralized zones. A cap of 1.25 oz/st was applied to raw gold assays inside the high-grade zones and a 0.2 oz/st cap was applied to grades outside the high-grade zones.

The capped assay values were composite at 10 ft lengths down-hole; a length determined to be appropriate for consideration of underground mining.

BULK DENSITY

The rock unit bulk densities for the Cortez Pits area were updated in 2011 from those used in previous models. Table 14-17 summarizes the bulk densities used for tonnage calculations.

TABLE 14-17 CORTEZ PITS BULK DENSITY

Barrick Gold Corporation – Cortez Operations

Formation/ Rock Type	Code	Tonnage Factor (ft3/st)	Bulk Density (st/ft3)
Roberts Mountain	Srm	13.1	0.076
Hansen Creek	Ohc	12.2	0.082
Eureka Quartzite	Oe	12.2	0.082
Overburden	Qal	15	0.067
Historic Dumps		18	0.056
Dikes		14.2	0.070

BLOCK MODEL AND MINERALIZED DOMAINS

Surfaces and 3-D solids of rock formations, faults, dikes, overburden, waste dumps and pit back-fill were constructed from topographic information and cross-sectional interpretations. The dike solids were updated to reflect new drilling and pit mapping data, and the Crescent Fault surface was updated.

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Approximately 15 solids of continuous high- and low-grade mineralization were interpreted from inspection of the drill hole geology and composite gold grades. High-grade zones at depth were based on continuous gold values above a 0.15 oz/st to 0.20 oz/st cut-off. At shallower depth, and potentially mineable by open pit, “high-grade” zones were outlined based on continuous gold values greater than 0.030 oz/st. Low-grade zones were interpreted to include potentially leachable gold grades at shallow depths and a dilution halo to the high-grade zones at depth. All the defined high and low grade zones honour the drill data and typically extend only half-way to the nearest drill hole with no mineralization. A low-grade indicator envelope (0.003 oz/st at a 0.5 probability) was also established to delimit and constrain the gold mineralization.

A high resolution, 3-D block model was constructed using 10 ft by 10 ft by 10 ft sized blocks to allow use for underground applications and planning.

GRADE INTERPOLATION

Estimates were made with multiple nested ID3 passes using an octant based search ellipsoid with a limit of two samples per octant to avoid undue influence from clustered data points. As described for other estimates search ellipse strategy is based on the Barrick approach to classification and distances corresponding sill ranges; specifically for Cortez Pits area, this corresponded to 80% and 100% of sill ranges derived from directional variography. Hard boundaries were applied so that the data used was sourced only from the applicable mineralized solid. The long axis of the search ellipsoids was suitably oriented to the long axis trend of the individual mineralized solids. As usual a number of grade variables were estimated including total gold grade (fa) and cyanide leach gold (aa) with the aa/fa ratio used for determining processing options. Table 14-18 summarizes the estimation passes.

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TABLE 14-18 ID3 ESTIMATION RUNS CORTEZ PITS AREA Barrick Gold Corporation – Cortez Operations

Estimation Pass	Estimation Flag	Range ft Major/Semi-Major/Minor			Samples Min/Max/Max per DH	Purpose
Inside mineralized solids
1	100 series	75	60	30	3/5/2	80% sill
2	200 series	60	40	20	2/5/2	filler
3	300 series	130	100	55	1/7/2	100% sill
Outside mineralized solids
4	500	15	15	10	1/99/99	Proximal to DH
5	600	130	100	55	1/7/2	Distal from DH

After estimation the dike solids were incorporated into the block model with the applicable dilutions of gold grades. The block model was regularized from 10 ft by 10 ft by 10 ft blocks to 30 ft by 30 ft by 20 ft blocks for the portion potentially mineable by open pit. Only mineral resources from the open pit portion of the model were reported; no underground mineral resources are reported.

MODEL VALIDATION

The Cortez resource geologist undertook similar validation checks to those described for the Pipeline Complex including:

•	Examination of the interpolation scripts and comparison to the interpolation plan;

•	Visual comparisons of interpolated gold grades relative to drill hole composite values on sections and plans. Checks are reported to have shown good agreement between composite and modelled values;

•	Block model grades were compared to composite grades using a histogram and cumulative frequency plot and found to be acceptable;

•	Comparison of the resource model to a nearest-neighbor (NN) model showed that the block model was globally unbiased.

CUT-OFF GRADES AND RESOURCE REPORTING

The 2011 Mineral Resources are reported using cut-off grades that vary by deposit, material type and processing stream. Cut-off grades were first established for the Mineral Reserves (see Section 15) at a $1,200/oz. gold price and then reset for the Mineral Resources at a $1,400/oz gold price. Models for which open pit mineral resources are reported have been trimmed to topography and as-mined pit surfaces

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applicable for the reporting dates. Open pit mineral resources are only reported for the volumes within optimized pit shells at a $1,400/oz. gold price. Mineralized material located outside of these shells is not reported. Table 14-19 summarizes the cut-off grades used for the 2011 reporting of Mineral Resources.

TABLE 14-19 MINERAL RESOURCE CUT-OFF GRADES AT $1,400/OZ

Barrick Gold Corporation – Cortez Operations

Deposit (s)	Material	Process type
		Mill	Heap Leach	Refractory (oz/st)
		(oz/st)	(oz/st)	Roaster	Autoclave
Open Pit
Pipeline & Gap	Oxide	0.031	0.004	n/a	n/a
	Silica	0.031	0.004	n/a	n/a

Pipeline	Carbonaceous	n/a	n/a	0.57	n/a
Pipeline Phase 10	Oxide	0.049	0.004	n/a	n/a
Gap	Gossan	n/a	0.004	n/a	n/a
	Marble	n/a	0.004	n/a	n/a

Crossroads (Region 2)	Oxide	0.033	0.004	0.059	n/a
Crossroads (Region 5)	Oxide	0.032	0.004	0.059	n/a
Gold Acres		n/a	n/a	0.054	n/a
Cortez Hills		0.029	0.004	n/a	0.066
Pediment		0.034	0.004	n/a	n/a
Cortez Pits		0.029	0.004	0.054	0.066

Underground
Cortez Hills — Breccia Zone		0.129	n/a	0.151	0.173
Cortez Hills — Middle Zone		0.129	n/a	0.153	0.177
Cortez Hills — Lower Zone		0.129	n/a	0.153	n/a

RESOURCE CLASSIFICATION

The Mineral Resources at Cortez were classified into Measured, Indicated, and Inferred Mineral Resource categories consistent with Barrick’s classification system which was established to comply with the Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Mineral Resource reporting guidelines used by NI 43-101. The cut-off grades provided in the previous section are applicable for the Mineral Resource reported.

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Ranges derived from a mix of omnidirectional and directional correlograms, depending upon the project, were used to determine the distance to the nearest hole for each classification category. In addition to this distance, the number of holes used utilized to estimate a block was also considered. The Measured component of the Mineral Resource is applied to blocks directly intersected by drill holes used for the estimates, essentially a “box” search. Indicated Mineral Resources are defined as those out to a range at 80% of the sill, and Inferred Mineral Resources at the range of 90% (100% for Cortez Pits) of the sill. Blocks not meeting the above criteria are unclassified. Resulting resources were examined for amenability to development and mining and downgraded where applicable.

RPA observes that the classification of Measured Resources is achieved by a very limited “block” search and results in a restricted halo of Measured Resources blocks around drill holes that is not practical for mining or for conversion to Proven Reserves. If kriging were used for grade interpolation, then statistical confidence parameters might be established for Measured and Indicated categories based on density of data support and grade continuity. Given the interpolation methods in use, Measured Resources should be linked to proximity to production, specifically to open pit benches, or underground workings where applicable.

MINERAL RESOURCE ESTIMATE DECEMBER 31, 2011

The Mineral Resource estimate for Cortez as at December 31, 2011 is shown in Tables 14-20 to 14-25. The Mineral Resources are additional to and do not include the Mineral Reserves. The various tables report the Measured, Indicated and Inferred Mineral Resources by deposit name, proposed mining method and proposed recovery process (mill, heap leach and refractory methods).

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TABLE 14-20 TOTAL MEASURED & INDICATED MINERAL RESOURCES – DECEMBER 31, 2011

Barrick Gold Corporation – Cortez Operations

Zone	Total Measured			Total Indicated			Total Measured + Indicated
	Tons (000 t)	Grade	Contained Gold (000 oz)	Tons (000 t)	Grade	Contained Gold (000 oz)	Tons (000 t)	Grade	Contained Gold (000 oz)
		(oz/st Au)			(oz/st Au)			(oz/st Au)
Open Pit
Pipeline	298	0.019	6	4,505	0.017	79	4,803	0.018	84
Gap	566	0.016	9	8,693	0.013	115	9,259	0.013	124
Crossroads	1,572	0.017	26	22,323	0.015	344	23,895	0.015	370
Gold Acres	299	0.113	34	4,733	0.096	453	5,032	0.097	487
Cortez Hills Open Pit	48	0.119	6	189	0.070	13	237	0.080	19
Pediment Open Pit
Cortez Pits	311	0.070	22	4,377	0.045	196	4,689	0.047	218

Sub-T Open Pit	3,095	0.033	102	44,820	0.027	1,200	47,915	0.027	1,302

Underground
Cortez Hills Breccia	65	0.294	19	137	0.308	42	201	0.303	61
Cortez Hills Middle				157	0.559	88	157	0.559	88
Cortez Hills Lower				6,117	0.377	2,307	6,117	0.377	2,307

Sub-T Underground	65	0.294	19	6,411	0.380	2,437	6,476	0.379	2,456

Total	3,159	0.038	121	51,231	0.071	3,637	54,391	0.069	3,757

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at the cut-off grades given in Table 14-20.
3.	Mineral Resources are estimated using an average gold price of US$1,400 per ounce.
4.	A minimum mining width of 10 ft was used.
5.	Mineral Resources are additional to and exclusive of Mineral Reserves.
6.	Numbers may not add due to rounding.

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TABLE 14-21 MILL – MEASURED & INDICATED MINERAL RESOURCES – DECEMBER 31, 2011

Barrick Gold Corporation – Cortez Operations

Zone	Mill - Measured			Mill – Indicated			Mill - Measured + Indicated
	Tons (000 t)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000 t)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons (000 t)	Grade (oz/st Au)	Contained Gold (000 oz)

Open Pit
Pipeline	64	0.042	3	615	0.040	25	679	0.041	28
Gap	62	0.055	3	554	0.050	28	616	0.050	31
Crossroads	182	0.059	11	2,397	0.052	125	2,579	0.053	136
Gold Acres
Cortez Hills Open Pit	33	0.137	5	124	0.091	11	158	0.101	16
Pediment Open Pit
Cortez Pits	90	0.094	8	1,007	0.076	77	1,097	0.078	85

Sub-Total Open Pit	431	0.069	30	4,698	0.057	266	5,128	0.058	296

Underground
Cortez Hills Breccia	60	0.275	17	114	0.311	35	174	0.299	52
Cortez Hills Middle				17	0.570	10	17	0.570	10
Cortez Hills Lower				1,527	0.389	594	1,527	0.389	594

Sub-Total Underground	60	0.275	17	1,658	0.385	639	1,719	0.382	656

Total	491	0.095	46	6,356	0.142	905	6,847	0.139	951

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at the cut-off grades given in Table 14-20.
3.	Mineral Resources are estimated using an average gold price of US$1,400 per ounce.
4.	A minimum mining width of 10 ft was used.
5.	Mineral Resources are additional to and exclusive of Mineral Reserves.
6.	Numbers may not add due to rounding.

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TABLE 14-22 HEAP LEACH - MEASURED & INDICATED MINERAL RESOURCES - DECEMBER 31, 2011
Barrick Gold Corporation – Cortez Operations

Zone	Heap Leach - Measured			Heap Leach - Indicated			Heap Leach - Measured + Indicated
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
	(000 t)	(oz/st Au)	(000 oz)	(000 t)	(oz/st Au)	(000 oz)	(000 t)	(oz/st Au)	(000 oz)
Open Pit
Pipeline	234	0.013	3	3,885	0.014	53	4,120	0.014	56
Gap	499	0.011	5	8,118	0.011	86	8,616	0.011	91
Crossroads	1,382	0.01	15	19,900	0.011	217	21,281	0.011	231
Gold Acres
Cortez Hills Open Pit	9	0.014	0.1	60	0.015	1	69	0.015	1
Pediment Open Pit
Cortez Pits	181	0.01	2	3,005	0.012	36	3,186	0.012	37

Total Open Pit	2,304	0.011	25	34,968	0.011	393	37,272	0.011	416

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at the cut-off grades given in Table 14-20.
3.	Mineral Resources are estimated using an average gold price of US$1,400 per ounce.
4.	A minimum mining width of 10 ft was used.
5.	Mineral Resources are additional to and exclusive of Mineral Reserves.
6.	Numbers may not add due to rounding.

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TABLE 14-23 REFRACTORY - MEASURED & INDICATED MINERAL RESOURCES - DECEMBER 31, 2011

Barrick Gold Corporation – Cortez Operations

Zone	Refractory - Measured			Refractory - Indicated			Refractory - Measured + Indicated
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
	(000 t)	(oz/st Au)	(000 oz)	(000 t)	(oz/st Au)	(000 oz)	(000 t)	(oz/st Au)	(000 oz)
Open Pit
Pipeline				5	0.087	0.4	5	0.087	0.4
Gap	5	0.068	0.3	22	0.066	1	27	0.067	2
Crossroads	9	0.093	1	26	0.080	2	35	0.084	3
Gold Acres	299	0.113	34	4,733	0.096	453	5,032	0.097	487
Cortez Hills Open Pit	6	0.170	1	4	0.202	1	11	0.183	2
Pediment Open Pit
Cortez Pits	41	0.279	11	365	0.230	84	406	0.235	96

Sub-Total Open Pit	360	0.132	47	5,156	0.105	541	5,516	0.107	590
Underground
Cortez Hills Breccia	4	0.557	2	23	0.291	7	27	0.333	9
Cortez Hills Middle				140	0.557	78	140	0.557	78
Cortez Hills Lower				4,590	0.373	1,713	4,590	0.373	1,713

Sub-Total Underground	4	0.557	2	4,753	0.378	1,797	4,757	0.378	1,800

Total	364	0.137	50	9,908	0.236	2,338	10,272	0.233	2,390

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at the cut-off grades given in Table 14-20.
3.	Mineral Resources are estimated using an average gold price of US$1,400 per ounce.
4.	A minimum mining width of 10 ft was used.
5.	Mineral Resources are additional to and exclusive of Mineral Reserves
6.	Numbers may not add due to rounding

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TABLE 14-24 TOTAL INFERRED MINERAL RESOURCES – DECEMBER 31, 2011

Barrick Gold Corporation – Cortez Operations

Zone	Total Inferred
	Tons	Grade	Contained Gold
	(000 t)	(oz/st Au)	(000 oz)
Open Pit
Pipeline	2,022	0.012	24
Gap	2,504	0.013	32
Crossroads	7,273	0.015	112
Gold Acres	778	0.092	72
Cortez Hills Open Pit	1,351	0.025	33
Pediment Open Pit	805	0.008	6
Cortez Pits	3,951	0.065	259

Sub-Total Open Pit	18,684	0.029	538
Underground
Cortez Hills Breccia	63	0.350	22
Cortez Hills Middle	144	0.245	35
Cortez Hills Lower	2,990	0.341	1,021

Sub-Total Underground	3,197	0.337	1,078

Total	21,881	0.074	1,615

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at the cut-off grades given in Table 14-20.
3.	Mineral Resources are estimated using an average gold price of US$1,400 per ounce.
4.	A minimum mining width of 10 ft was used.
5.	Mineral Resources are additional to and exclusive of Mineral Reserves.
6.	Numbers may not add due to rounding.

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TABLE 14-25 INFERRED MINERAL RESOURCES BY PROCESS TYPE – DECEMBER 31, 2011
Barrick Gold Corporation – Cortez Operations

Zone	Mill			Heap Leach			Refractory
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
	(000 t)	(oz/st Au)	(000 oz)	(000 t)	(oz/st Au)	(000 oz)	(000 t)	(oz/st Au)	(000 oz)
Open Pit
Pipeline	38	0.068	3	1,984	0.011	21
Gap	113	0.050	6	2,390	0.011	26	1	0.061	0.06
Crossroads	700	0.047	33	6,550	0.012	76	23	0.140	3
Gold Acres							778	0.092	72
Cortez Hills Open Pit	266	0.085	23	1,085	0.010	11
Pediment Open Pit				805	0.008	6
Cortez Pits	623	0.059	37	2,294	0.011	26	1,034	0.189	196

Sub-Total Open Pit	1,740	0.058	101	15,108	0.011	166	1,836	0.148	271

Underground
Cortez Hills Breccia	59	0.355	21				3	0.251	1
Cortez Hills Middle	33	0.206	7				111	0.256	28
Cortez Hills Lower	1,587	0.328	521				1,403	0.356	500

Sub-Total Underground	1,680	0.327	549				1,517	0.349	529

Totals	3,420	0.190	649	15,108	0.011	166	3,353	0.239	800

Notes:

1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at the cut-off grades given in Table 14-20.
3.	Mineral Resources are estimated using an average gold price of US$1,400 per ounce.
4.	A minimum mining width of 10 ft was used.
5.	Mineral Resources are additional to and exclusive of Mineral Reserves.
6.	Numbers may not add due to rounding.

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RPA REVIEW OF RESOURCE ESTIMATES

In RPA’s opinion, the 2011 open pit and underground Mineral Resource estimates for the Cortez operations have been prepared in a systematic fashion by trained, qualified personnel using methods that are appropriate for the deposits and to a standard in accordance with industry practice. Sampling, assaying, and data handling and management procedures are being conducted in a manner consistent with common industry practice. The resource estimation practices at Cortez are generally reasonable and appropriate for the Cortez deposits and mining methods.

Although the indicator method appears to work reasonably for the non-breccia Carlin-style mineralization, RPA notes and approves of the incorporation of more detailed geological constraints used for the Breccia and Middle zones of the Cortez Hills Complex and the use of directional variography for the Cortez Pits area.

RPA also approves of the additional underground in-fill drilling being conducted by Cortez to refine the limits of the gold mineralization prior to detailed mine planning.

The RPA 2010 audit noted that the main issues at Cortez are localized areas of insufficient drilling and that the mine experienced poor reconciliation at the Pipeline deposit where drill hole spacing locally was wider than 100 ft for the open pit. It was noted that the mine had done additional in-fill drilling. Planned open pit operations should be reviewed to assess if in-fill drilling is needed to close up other localized areas of wide-spaced drilling.

Areas where improvements might be made that could help with resource estimation and reporting at Cortez are as follows:

•	Generally, wherever additional geological parameters that control gold distribution are recognized they should be incorporated to help predictability and robustness of the model and resulting grade interpolations.

•

Omnidirectional variography continues to be the predominant tool to evaluate grade continuity and set interpolation search distances. Grade continuity is likely anisotropic, however, the only search anisotropy is for creation of the indicator block model and is determined from geological interpretation of broad lithostructural domains. Detailed variography should be carried out, where sample numbers are sufficient, to evaluate grade continuity anisotropy and better quantify search ellipse parameters for interpolation of the grade block

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models. In exception to this, directional variography was employed at both Cortez Hills breccia zone and for Cortez pits, which resulted in anisotropic search criteria.

•

The primary interpolation approach for the Cortez Project is ID3 with a restricted number of composites used from at least one drill hole. This is effectively NN interpolation, which may underestimate low-grade tons and overestimate high-grade tons. For validation of the model, ID2 (with de-clustering) or kriging (assuming reasonable variography), based on more composites for a higher degree of smoothing, should be run and compared to the ID3 model. The RPA 2010 audit found that for the year September 2008 through August 2009, reconciliation of the open pit reserve model versus mine production indicated the ID3 model generally under predicted tons and over predicted grade and ounces with poorer reconciliation of higher grade “mill” ore. This indicates that an estimate incorporating more smoothing should be evaluated for improved reconciliation. For underground resource estimation where underground drill holes may be clustered with respect to wider spaced surface holes, the use of the ID method may require de-clustering, which is not currently done.

•	As discussed under Resource Classification, Cortez needs to adopt a different approach to defining Measured Resources as the current approach is not practical for mining.

•	The usual Barrick documentation was incomplete or missing for a number of the resource models at Cortez. RPA recommends completing this resource documentation where it is missing, and keeping it current and up to date at all times. This is a valuable reference for both internal and external audits, reviews and for reporting purposes.

RPA also suggests combining the Breccia, Middle and Lower zone models of the Cortez Hills Complex into a single larger model for management of resource estimation. The zones are in close proximity to each other and in fact overlap. The suggestion is made to reduce the risk of double counting when Mineral Resources and Reserves are reported. An additional benefit would be a drop in data storage with one block model, database and composite database instead of three.

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15 MINERAL RESERVE ESTIMATE

SUMMARY

The Mineral Reserve estimate for Cortez as at December 31, 2011 is shown in Table 15-1. The estimate is based upon the Mineral Reserve estimate dated June 30, 2011 updated for production from July through December 2011.

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TABLE 15-1 TOTAL MINERAL RESERVES – DECEMBER 31, 2011
Barrick Gold Corporation – Cortez Operations

Zone	Total Proven			Total Probable			Total Proven + Probable
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Pipeline / South Pipeline	3,264	0.024	79	32,440	0.019	629	35,704	0.020	707
Gap	3,574	0.020	70	44,578	0.016	702	48,151	0.016	772
Crossroads	13,463	0.033	446	115,928	0.030	3,491	129,391	0.030	3,937
Cortez Hills	1,853	0.162	300	30,738	0.129	3,975	32,591	0.131	4,275
Pediment	2,733	0.028	78	46,736	0.023	1,085	49,469	0.024	1,163

Sub-Total Open Pit	24,887	0.039	973	270,418	0.037	9,881	295,306	0.037	10,854

Underground
Cortez Hills Breccia Zone	770	0.590	455	1,821	0.568	1,034	2,590	0.575	1,488
Cortez Hills Middle Zone				3,926	0.362	1,420	3,926	0.362	1,420

Sub-Total Underground	770	0.590	455	5,747	0.427	2,454	6,516	0.446	2,908

Stockpiles
Mill Stockpiles	624	0.195	122				624	0.195	122
Leach Stockpiles	290	0.016	5				290	0.016	5
Refractory Stockpiles	4,143	0.145	599				4,143	0.145	599

Sub-Total Stockpiles	5,057	0.144	726				5,057	0.144	726

Totals	30,714	0.070	2,153	276,165	0.045	12,335	306,879	0.047	14,488

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.004 oz/st Au to 0.075 oz/st Au depending on process.
3.	Mineral Reserves are estimated using an average gold price of US$1,200 per ounce.
4.	A minimum mining width of 15 ft was used.
5.	Bulk density is 0.052 tons/ft3 to 0.091 tons/ft3 depending on material type.
6.	Numbers may not add due to rounding.

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Mineral Reserves are reported as of the end of the year but are estimated from the mid-year reserves less depletion for mining from June through December. RPA observes that this method provides a reasonable estimate of the Mineral Reserves and permits the generation of the Mineral Reserve estimate in a timely fashion for corporate reporting.

There are two principal locations of the Cortez mineral deposits: Pipeline and Cortez Hills. Pipeline is located on the valley floor some seven miles from the Cortez Hills deposit, which is located on the southern flank of Mount Tenabo. The location of the deposits is shown in Figure 15-1.

The Pipeline pit is an old nearly complete open pit, which previously produced in excess of one million ounces of gold per year for more than seven years. The pit is currently inactive but there is a pit phase remaining to be mined. Portions of the Pipeline pit have been backfilled with mine waste.

The Crossroads pit is located immediately south of the Pipeline pit and stripping is planned to commence in 2013. The planned pit will be up to 1,500 ft deep and there is deep alluvium cover which is 500 ft to 800 ft thick.

The Gap pit is immediately west of the Pipeline pit and has been partially developed but was inactive at the time of the site visit. There are three phases remaining in the Gap pit life. The pit is generally low grade oxide material and is slated to follow the Pipeline pit in the production schedule. Additional permitting will be required for the waste dump expansion and for the placement of waste in the pit.

The Cortez Hills deposit is located some seven miles from the Pipeline pit on the southern flank of Mount Tenabo. Open pit operations commenced at Cortez Hills (CHOP) at the start of 2009, and mining has progressed downwards at a rapid pace. No final walls have been developed yet. The shops and office facilities, gyratory crusher, 37,000 ft conveyor from the gyratory crusher to the Mill No. 2 at Pipeline, and the assorted roads and other infrastructure are all in place.

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500,000
520,000
540,000
560,000
4,480,000
4,460,000
4,440,000
4,420,000
N
CJV Area of Interest
Miles
0 3 6 9 12
Kilometres
0 5 10 15 20
Hilltop
Gold Acres
Pipeline
Gap
Cortez / NW Deep
Cortez Hills
Pediment
Location diagram
Area of Detail
Elko
Carson City
Sacramento
NEVADA
Fresno
Las Vegas

Legend:

Jasperoid, Breccia, Skarn & Hornfels
Quaternary/Tertiary Sediments & Sedimentary Rocks
Tertiary Volcanic Rocks
Tertiary, Cretaceous & Jurassic Intrusive Rocks
Triassic, Premian & Pennsylvanian Rocks
Upper Plate of Roberts Mountains Thrust (Western Siliceous Assemblage)
Lower Plate of Roberts Mountains Thrust (Eastern Carbonate Assemblage)

Figure 15-1

Barrick Gold Corporation

Cortez Joint Venture Operations
Lander & Eureka Counties
State of Nevada, U.S.A.
Deposit Locations

March 2012

Source: Barrick Gold Corp., 2012.

15-4

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The Cortez Hills underground (CHUG) is part of the Cortez Hills deposit which is being extracted by underground mining. There are twin declines in place and production is underway using the mechanized underhand cut and fill mining method with a cemented rock fill. The underground mine will exploit that portion of the Cortez Hills breccia zone that could not be mined by open pit due to a limitation on the extent of the northern pit wall where it comes up to a culturally sensitive area. In addition the middle zone of the CHUG has been converted to Mineral Reserves and is planned to be mined using cut and fill methods.

The proportion of the total reserve in each of the mineral deposits is shown in Table 15-2. While the Pipeline Complex (Pipeline, Gap and Crossroads) has the larger tonnage, the bulk of the gold is in the Cortez Hills deposits.

TABLE 15-2 PROPORTION OF RESERVES BY DEPOSIT
Barrick Gold Corporation – Cortez Operations

Deposit	% of total Tons	% of Total Ounces
Open Pit
Pipeline / South Pipeline	12	5
Gap	16	5
Crossroads	42	27
Cortez Hills	11	30
Pediment	16	8
Open Pit Sub-total	96	75

Underground
Cortez Hills Breccia Zone	1	11
Cortez Hills Middle Zone	1	10
Underground Sub-total	2	20

Stockpiles
Mill/leach Stockpiles	0	1
Refractory Stockpiles	1	4
Stockpiles Sub-total	2	5

Within the Mineral Reserves there are three classifications depending upon the planned processing for the ore. The four processing options are the oxide mill at Pipeline, heap leaching on any one of a number of heap leach pads, and autoclave pressure oxidation or roasting for refractory ores. Seventeen percent of the ore tonnage and 50% of the

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contained gold is forecast to be milled in an oxide mill, 77% of the ore tonnage and 20% of the contained gold is to be processed by heap leaching, and 6% of the ore tonnage and 29% of the contained gold is refractory and planned to be shipped off-site to be processed by autoclave or roaster. The expected processing option by deposit is summarized in Table 15-3.

TABLE 15-3 ORE PROCESS PROPORTION BY DEPOSIT
Barrick Gold Corporation – Cortez Operations

	Mill (%)		Leach (%)		Refractory (%)
	Tons	Ounces	Tons	Ounces	Tons	Ounces
Pipeline	0.4	0.8	10.8	2.8	0.5	1.3
Gap	1.3	1.8	14.4	3.5	0.0	0.0
Crossroads	6.4	11.7	33.8	9.2	1.9	6.1
Total Pipeline Complex	8.1	14.3	58.9	15.5	2.4	7.5
Cortez Hills Open Pit	5.0	19.8	4.4	1.3	1.3	8.4
Pediment Open Pit	2.9	4.4	13.2	3.6	0.0	0.0
Total CHPD Open Pit	7.9	24.2	17.7	5.0	1.3	8.4
Cortez Hills Breccia Zone	0.7	9.3	0.0	0.0	0.1	1.3
Cortez Hills Middle Zone	0.3	2.1	0.0	0.0	1.0	7.6
Total Underground	1.0	11.4	0.0	0.0	1.1	8.9
Total Cortez Hills Complex	8.9	35.6	17.7	5.0	2.4	17.4
Stockpiles	0.2	0.6	0.0	0.0	1.4	4.2
Total P&P Reserves	17.2	50.5	76.6	20.4	6.1	29.0

The Mineral Reserve estimates as sorted by processing method are shown in Tables 15-4 to 15-6.

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TABLE 15-4 MILL MINERAL RESERVES – DECEMBER 31, 2011

Barrick Gold Corporation – Cortez Operations

Zone	Mill Proven			Mill Probable			Mill Proven + Probable
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Pipeline	175	0.104	18	1,046	0.093	98	1,221	0.095	116
Gap	424	0.076	32	3,459	0.066	230	3,883	0.067	262
Crossroads	2,375	0.090	214	17,384	0.086	1,491	19,759	0.086	1,705

Cortez Hills Open Pit	983	0.190	187	14,353	0.186	2,677	15,336	0.187	2,864
Pediment Open Pit	614	0.078	48	8,187	0.072	587	8,801	0.072	635

CHUG Breccia Zone	666	0.587	391	1,586	0.575	913	2,252	0.579	1,304
CHUG Middle Zone				920	0.336	309	920	0.336	309

Stockpiles	624	0.195	122				624	0.195	122

Total P&P	5,860	0.173	1,012	46,936	0.134	6,303	52,796	0.139	7,316

Notes:

1.	CIM definitions were followed for Mineral Reserves
2.	Mineral Reserves are estimated at a cut-off grade of 0.018 oz/st Au to 0.020 oz/st Au depending on deposit.
3.	Mineral Reserves are estimated using an average gold price of US$1,200 per ounce.
4.	A minimum mining width of 15 ft was used.
5.	Bulk density is 0.052 tons/ft3 to 0.091 tons/ft3 depending on material type.
6.	Numbers may not add due to rounding

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TABLE 15-5 HEAP LEACH MINERAL RESERVES – DECEMBER 31, 2011
Barrick Gold Corporation – Cortez Operations

Zone	Heap Leach Proven			Heap Leach Probable			H.L. Proven + Probable
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Pipeline	2,943	0.012	36	30,120	0.012	363	33,063	0.012	399
Gap	3,135	0.012	37	41,076	0.011	468	44,211	0.011	505
Crossroads	10,497	0.013	136	93,184	0.013	1,205	103,681	0.013	1,341

Cortez Hills Open Pit	591	0.015	9	12,782	0.014	181	13,373	0.014	190
Pediment Open Pit	2,119	0.014	30	38,549	0.013	498	40,668	0.013	528

CHUG Breccia Zone
CHUG Middle Zone
Stockpiles	290	0.016	5				290	0.016	5

Total P&P	19,576	0.013	252	215,711	0.013	2,715	235,287	0.013	2,967

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.004 oz/st Au.
3.	Mineral Reserves are estimated using an average gold price of US$1,200 per ounce.
4.	A minimum mining width of 15 ft was used.
5.	Bulk density is 0.062 tons/ft3 to 0.074 tons/ft3 depending on material type.
6.	Numbers may not add due to rounding.

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TABLE 15-6 REFRACTORY MINERAL RESERVES – DECEMBER 31, 2011
Barrick Gold Corporation – Cortez Operations

Zone	Refractory Proven			Refractory Probable			Refractory Proven + Probable
	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold	Tons	Grade	Contained Gold
	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)	(000)	(oz/st Au)	(000 oz)
Pipeline	147	0.165	24	1,273	0.132	168	1,420	0.135	192
Gap	15	0.107	2	42	0.084	4	57	0.090	5
Crossroads	591	0.163	96	5,360	0.148	795	5,951	0.150	892

Cortez Hills Open Pit	278	0.372	104	3,602	0.310	1,118	3,881	0.315	1,221
Pediment Open Pit

CHUG Breccia Zone	104	0.611	64	235	0.517	121	339	0.546	185
CHUG Middle Zone				3,006	0.369	1,110	3,006	0.369	1,110

Stockpiles	4,143	0.145	599				4,143	0.145	599

Total P&P	5,278	0.168	889	13,518	0.245	3,316	18,797	0.224	4,205

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cut-off grade of 0.062 oz/st Au to 0.075 oz/st Au depending on deposit.
3.	Mineral Reserves are estimated using an average gold price of US$1,200 per ounce.
4.	A minimum mining width of 15 ft was used.
5.	Bulk density is 0.062 tons/ft3 to 0.074 tons/ft3 depending on material type.
6.	Numbers may not add due to rounding.

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Over the course of 2011 the Mineral Reserve were increased by the decision to include the Crossroads pit below 3800 ft as this area is considered to be permittable. There was some redesign of the Cortez Hills Breccia zone with some of the reserves redesigned for underground extraction and removed from the open pit reserve. The design change was driven by the desire to bring forward gold production.

OPEN PIT MINING

The Cortez open pit Mineral Reserves consist of the Cortez Hills open pit, Pipeline, Crossroads, and Gap deposits. The Mineral Resources within the Cortez pits are also planned for open pit mining.

CORTEZ HILLS AND PEDIMENT

Open pit mining is active on the upper portion of the Cortez Hills deposit and is planned for Pediment. A four-stage pit was envisaged for Cortez Hills, and a two-stage pit for Pediment. The pits have a shared highwall between the larger and deeper Cortez Hills pit and the Pediment pit. Approximately 71 million tons of pre-stripping occurred during the plant construction period prior to full mining commencement. The Cortez Hills open pit production schedule has been impacted initially by delays in permit approvals and in 2011 by concerns related to the stability of part of the Phase three highwall. These changes have led to uneven ore and waste production and the required stockpiling of ore when it was available in the mine but the mining rate exceeded the processing capacity. Production rates for the LOM are envisaged at 300,000 stpd to 350,000 stpd.

The Cortez Hills area pits and the pit phases are shown in Figure 15-2.

All mine material is drilled and blasted. Oxide ore is transported to Mill No. 2 via the 37,000 ft long overland conveyor. A new gyratory primary crushing system was constructed at Cortez Hills to reduce maximum rock size prior to conveyance. Mill ore is staged into various grade-based stockpiles at the primary crusher. Materials from these stockpiles are blended into the crusher to meet specific short-term production targets. Refractory ore is shipped by truck to a third party processing facility.

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A new 100 million ton capacity heap leach facility was constructed south of the proposed Pediment pit to treat low-grade oxide mineralization. The pad is expected to be approximately 13 million ft2 in final area at the end of the third phase of construction. All leach material is expected to be placed directly on the leach pad. A small portion of the ore is stockpiled near the crusher to ensure consistent crusher feed.

A carbon absorption plant will comprise three trains of carbon columns. Loaded carbon will then be transported to the Pipeline mill for stripping and gold recovery, in a similar manner to the existing method of carbon stripping from heap leach pads used at Pipeline.

Five waste dumps are expected to be utilized, including expansion of the existing Cortez and Pipeline dumps, and construction of three new dumps at Canyon, North, and South. No acid rock drainage is expected from material mined from the Cortez Hills complex.

Because of geotechnical and permitting constraints on the open pit and surface/underground trade-off costing, a significant portion of the high grade at Cortez Hills is not amenable to surface mining. The upper portions of the high grade breccia zone are being mined from underground.

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Phase 4
Phase 5
Phase 6
Phase 3
CHOP Waste Rock Facility
Cortez Pit Phase 1

Figure 15-2

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Cortez Hills Pits and Phases

March 2012

Source: Barrick Gold Corp., 2012.

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PIPELINE, GAP, AND CROSSROADS

Barrick plans to operate the Pipeline, Gap, and Crossroads open pits by using conventional open pit mining techniques. The area has been mined since 1997 in staged development phases (Pipeline and Gap). The next planned phase is Phase 10 of the Pipeline pit. Additional drilling is in progress to support the final highwall design.

The Pipeline Complex and the phases are shown in Figure 15-3.

Mining is accomplished with a typical drill, blast, load, and haul cycle, using conventional truck-and-shovel equipment. The bulk of the mining equipment used by Barrick was purchased in 1996 for use in mining the Pipeline and South Pipeline deposits. An additional shovel, additional trucks and support equipment were purchased in late 2004 and early 2005 to facilitate the mining of Phases 8 and 9. Further haul truck fleet replacements and increases are planned for 2012 and in the future.

Drills and haul trucks were purchased in 2006 in anticipation of Cortez Hills development and the mining of the Gap deposit. The LOM plan includes capital expenditures for additional equipment as needed.

The mill ore is hauled and direct dumped into the primary crusher. All leach material is placed directly on the leach pad. A small portion of the ore is stockpiled to ensure consistent crusher feed. Refractory ore is also stockpiled and sold for processing off site. The waste is hauled and placed in permanent waste dumps.

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Gap Ph 4
Phase 10
Gap Ph 3
Crossroads Phases 1-4

Figure 15-3

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Pipeline Pits and Phases

March 2012

Source: Barrick Gold Corp., 2012.

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CUT-OFF GRADE

A cut-off grade estimation report is compiled for the mid-year (MY) and end-of-year (EOY) 2011 Mineral Reserve estimates. The report covers:

•	The gold price ($1,200/oz for MY2011 and EOY2011).

•	The applicable Cortez Mine royalty payments.

•	The process operating costs and on-site (and off-site) metal recoveries by material type, applicable or selected process method, and orebody.

Gold prices are dictated by the corporate offices. Royalties at Cortez vary by area, metal price, and processing type. The various royalties cover different areas which are described internally as royalty areas to assess Mineral Reserves for each area. Certain royalties are held by subsidiaries of Barrick and these royalties are excluded from consideration in the cut-off grade estimation. The royalty is estimated for each of five different areas, and a realized gold price net of the royalty is estimated for use in the cut-off grade calculation.

A set of process and overhead costs for the various processing options was estimated by the process manager together with a set of seven recovery equations relating process recovery to head grade. Cut-off grades do not include mining costs unless there is a marginal cost for ore compared to waste in a given pit. Cut-off grades generally do consider the general and administration (G&A) costs as part of the process cost. Management at Cortez is of the opinion that additional leach tonnage is incremental and therefore G&A costs are not considered, whereas the additional ore haulage costs are included. On this basis, the leach cut-off grade varies from 0.004 oz/st Au to 0.006 oz/st Au. The detection limit is considered to be 0.003 oz/st Au and no cut-off grades below 0.003 oz/st Au are stated.

The leach cut-off grades including G&A are shown in Table 15-7 for the various deposits at a gold price of $1,200/oz. The cut-off grade report includes the estimate of the cut-off grade at $1,000/oz and $1,400/oz gold prices as well.

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Table 15-7 LEACH CUT-OFF GRADES

Barrick Gold Corporation – Cortez Operations

Deposit	Process Cost ($/st)	Recovery (%)		Royalty GSR (%)	Cut-off Grade (oz/st)
Pipeline Oxide	1.49	Eq. 5 (60.0%	)	6.22	0.004
Pipeline Ph 10	1.49	Eq. 6 (63.7)		6.22	0.004
Pipeline Silica	1.49	60		6.22	0.004
Crossroads area 2	1.49	Eq. 7 (60.8%	)	11.22	0.004
Crossroads area 5	1.49	Eq. 7 (60.8%	)	10.12	0.004
Gap (gossan)	1.49	50		0.93	0.004
Gap ( Marble)	1.49	56		0.93	0.004
Pediment	1.49	68		0.93	0.004
Cortez Hills	1.49	65		0.93	0.004
Cortez Pits	1.49	65		0.93	0.004

The recovery equations referred to in the cut-off grade table have been developed by the site personnel and are outlined below (grade in oz/st):

Eq. 5: Recovery = (0.0358* ln(Au grade) + 0.8122)*100%.

Eq. 6: Recovery = (0.0248* ln(Au grade) + 0.7742)*100%.

Eq. 7: Recovery = (0.030* ln(Au grade) + 0.7739)*100%.

For the mill cut-off grade, Cortez applies a base case cut-off grade including G&A costs. Open pit cut-off grades vary from 0.019 oz/st Au to 0.020 oz/st Au. The cut-off grade estimates are shown in Table 15-8.

TABLE 15-8 MILL CUT-OFF GRADE

Barrick Gold Corporation – Cortez Operations

Deposit	Process Cost ($/t)	Recovery (%)	Royalty GSR (%)	Cut-off Grade (oz/st Au)	Cut-off Grade w/o Mining (oz/st Au)
Pipeline Oxide	12.54	Eq. 1(82.0)	6.2	0.021	0.019
Pipeline Silica	12.54	Eq. 2 (78.7)	6.2	0.022	0.020
Crossroads area 2	12.54	88	11.22	0.021	0.019
Crossroads area 5	12.54	88	10.12	0.020	0.019
Pediment	12.54	Eq. 3 (84.3)	0.93	0.019	0.018
Cortez Hills	12.54	Eq. 3 (84.3)	0.93	0.019	0.018
Cortez Pits	12.54	Eq. 3 (84.3)	0.93	0.020	0.018

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The recovery equations referred to in the cut-off grade table have been developed by the site personnel and are outlined below (grade in oz/st):

Eq. 1: Recovery = (85.11*e(0.36*Au grade) -3.6)/100% maximum is 88.1%.

Eq. 2: Recovery = (3.85*ln(Au grade) + 94.16)/100%.

Eq. 3: Recovery = (18*Au grade + 86.4 - 2.4)/100%.

The roaster cut-off grades are estimated in the same manner as the other cut-off grades. The cut-off grades with and without the mining costs are approximately equal to the high-grade and low-grade refractory ore stockpile cut-off grades. The cut-off grade estimates are shown in Table 15-9.

TABLE 15-9 REFRACTORY CUT-OFF GRADE

Barrick Gold Corporation – Cortez Operations

Deposit	Process Cost ($/st)	Recovery (%)	Royalty GSR (%)	Cut-off Grade (oz/st Au)	Cut-off Grade w/o Mining (oz/st Au)
Pipeline Oxide	46.34	Eq. 4 (73.3)	6.22	0.066	0.064
Crossroads area 2	46.34	Eq. 4 (74.1)	11.22	0.069	0.067
Crossroads area 5	46.34	Eq. 4 (73.9)	10.12	0.069	0.067
Gold Acres	46.34	Eq. 4 (72.6)	0.93	0.063	0.062
Cortez Hills (Autoclave)	51.00	Eq. 4a (70.9)	0.93	0.077	0.075
Cortez Pits	46.34	Eq. 4 (72.6)	0.93	0.063	0.072
Cortez Pits (Autoclave)	46.34	Eq. 4a (70.9)	0.93	0.077	0.075

In this case, the recovery equations vary for different grade ranges. At the lowest grade range, the recovery formula is as follows.

EQUATION 4

For grades greater than 1.15 oz/st Au:

Eq. 4: Recovery = 92.4%

For grades greater than 0.35 oz/st Au and less than or equal to 1.15 oz/st Au (grade in oz/st):

Eq. 4: Recovery = (3.1719*LN(Au grade)+92.592-0.6)%

For grades greater than 0.125 oz/st Au and less than or equal to 0.35 oz/st Au:

Eq. 4: Recovery = ((-95.006*(Au grade)2)+67.038*(Au grade)+77.446-0.6)%

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For grades less than 0.125 oz/st Au:

Eq. 4: Recovery = ((-1017.2*(Au grade)2)+377.14*(Au grade)+53.439-0.6)%

EQUATION 4A

For grades greater than 1.3 oz/st Au:

Eq. 4a: Recovery = 88.14%

For grades greater than 0.28 oz/st Au and less than or equal to 1.3 oz/st Au:

Eq. 4a: Recovery = (6.4334*((Au grade)3)-23.02*((Au grade)2)+28.56*(Au grade)+82.247-6.86)/%

For grades less than 0.28 oz/st Au:

Eq. 4a: Recovery = (661.36*((Au grade)3)-628.01*((Au grade)2)+208.23*(Au grade)+65.114-6.86)%

In the case where the mine delivery of mill ore exceeds the mill capacity, there is a cut over grade to dictate which material that exceeds the normal mill cut-off grade should go to the leach pad instead of the mill. The cut-off grade estimates are shown in Table 15-10.

TABLE 15-10 MILL LEACH INTER-PROCESS CUT-OFF

Barrick Gold Corporation – Cortez Operations

Deposit	Mill Cost $/st	Leach Cost ($/st)	Cut-off Grade (oz/st Au)
Pipeline Oxide	17.60	2.29	0.063
Pipeline Phase 10	17.60	2.29	0.105
Pipeline Silica	17.60	2.29	0.059
Crossroads Area 2	17.60	2.29	0.079
Crossroads Area 5	17.60	2.29	0.078
Pediment	17.60	2.77	0.072
Cortez Hills	17.60	2.77	0.062
Cortez Pits	17.60	2.95	0.062

DILUTION AND EXTRACTION

There is no specific dilution allowance in the open pit Mineral Reserve estimate, as the block size is considered to account for dilution incurred during mining.

The open pit design is based upon 100% extraction of the open pit Mineral Reserves.

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PIT OPTIMIZATION

The optimized economic pit shells selected for the basis of open pit designs were created using the Whittle® 4X software package. Whittle is a well-known commercial product that uses various geologic, mining, and economic inputs to determine the pit shell of greatest net value. Whittle implements the Lerchs-Grossmann 3D network-flow optimization method. The Lerchs-Grossmann 3D algorithm is a true pit optimizer used for determining the optimal ultimate limit for open-pit mines. Whittle input parameters are presented below. Tables 15-11 through 15-14 summarize the key open pit inputs for the Whittle® analysis on each of the various site open pits.

TABLE 15-11 CORTEZ HILLS WHITTLE PIT OPTIMIZATION PARAMETERS

Barrick Gold Corporation – Cortez Operations

Block Dimensions	30 ft x 30 ft x 20 ft
Origin Coordinates	29400, 22320, 3800
Number of Columns, Rows, Levels	230, 300, 170
Mining Cost Adjustment Factor Formula	Sourced from Vulcan Block Model Export
Slope Templates (Interramp Angles, degrees)	34,40,37,33,35,38,34,36,34,35,31,35,38 degrees, respectively
Thirteen Sectors
Gold Price	US$1,200/oz
Leach Cost + G&A	US$1.49 + $0.43
Mill Cost + G&A	US$10.00 +$ 3.82
Refractory Cost + G&A	US$51.00 + $11.93

TABLE 15-12 CORTEZ PITS WHITTLE PIT OPTIMIZATION PARAMETERS

Barrick Gold Corporation – Cortez Operations

Block Dimensions	30 ft x 30 ft x 20 ft
Origin Coordinates	26690, 35600, 4080
Number of Columns, Rows, Levels	178, 146, 80
Mining Cost Adjustment Factor Formula	Sourced from Vulcan Block Model Export
Slope Templates (Interramp Angles, degrees)	33, 35 degrees, respectively
Two Sectors
Gold Price	US$1,200/oz
Leach Full Cost	US$2.95
Mill Full Cost	US$17.80
Refractory Full Cost	US$52.86

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TABLE 15-13 GOLD ACRES WHITTLE PIT OPTIMIZATION PARAMETERS

Barrick Gold Corporation – Cortez Operations

Block Dimensions	40 ft x 40 ft x 20 ft
Origin Coordinates	91000, 55000, 4300
Number of Columns, Rows, Levels	163, 225, 75
Mining Cost Adjustment Factor Formula	Sourced from Vulcan Block Model Export
Slope Templates (Interramp Angles, degrees)	1 Sector at 43 degrees
Gold Price	US$1,200/oz
Refractory Cost + G&A	US$46.34 + $6.35

TABLE 15-14 PIPELINE WHITTLE PIT OPTIMIZATION PARAMETERS

Barrick Gold Corporation – Cortez Operations

Block Dimensions	40 ft x 40 ft x 20 ft
Origin Coordinates	97000, 49500, 2880
Number of Columns, Rows, Levels	303, 312, 133
Mining Cost Adjustment Factor Formula	Sourced from Vulcan Block Model Export
Slope Templates (Interramp Angles, degrees)	45,41,44,36,37,41,38,45,37,40,43,41 degrees, respectively
Twelve Sectors
Gold Price	US$1,200/oz
Leach Cost + G&A	US$1.49 + $0.43
Mill Cost + G&A	US$10.00 +$ 3.82
Refractory Cost + G&A	US$46.34 + $11.93

PIT DESIGN

The open pit mine designs are detailed in Section 16: Mining Methods.

UNDERGROUND MINING

Underground mining at the Cortez Project is all at the CHUG. The CHUG has three zones, the Breccia zone, Middle zone and Lower zone. The only Mineral Reserves at EOY2011 were in the Breccia and Middle zones. The Breccia Zone is at the bottom of the planned open pit with the current underground mining extracting the high grade breccia. Lower grade material around the Breccia zone will be mined by open pit methods. The Lower zone contains resources and is the subject of infill drilling. A schematic view of the underground workings is shown in Figure 15-4.

The twin portals were commissioned in 2006, with first ore being mined in December of 2008. The underground mine generates high grade milling ore and refractory ore. Mining is currently underway in the Breccia zone using a drift and fill mining method with cemented rock fill (CRF) placed in all stoped voids. There has been no production from the Middle zone to date and the access drift to the Middle zone is being developed.

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Figure 15-4

Barrick Gold Corporation

Cortez Joint Venture Operations
State of Nevada, U.S.A.

Schematic View of Cortez Hills Underground

March 2012

Source: Barrick Gold Corp., 2011.

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The mine is a mechanized operation with ramp access via twin declines. All of the ore is hauled to surface by 30 st haulage trucks and the trucks back haul CRF to the stopes. Ground conditions in the ore zone are very poor and headings are all supported with shotcrete and Swellex bolts.

UNDERGROUND CUT-OFF GRADE

A cut-off grade estimation report is compiled for the mid-year Mineral Reserve estimates. The report covers:

•	The gold price ($1,200/oz for MY2011 and EOY2011).

•	The applicable Cortez Mine royalty payments.

•	The process operating costs and on-site (and off-site) metal recoveries by material type, applicable or selected process method, and orebody.

Gold prices are dictated by the corporate offices. Royalties at Cortez vary by area, metal price, and processing type. For the CHUG the Net Smelter Return (NSR) used in the COG calculation is 1%. Mining costs, process costs and process recoveries were estimated for the Breccia and Middle zones to determine the cut-off grade. Three different processing options are available for ore from the underground mine. The results are summarized in Table 15-15.

TABLE 15-15 UNDERGROUND CUT-OFF GRADE CALCULATIONS

Barrick Gold Corporation – Cortez Operations

Unit Cost	Oxide	Roaster	Autoclave
Gold Price	$1,200	$1,200	$1,200
Recovery (Breccia Zone)	86.69%	85.66%	80.04%
Recovery (Middle Zone)	87.40%	86.61%	81.04%
Mining Operating Cost (Breccia Zone) $/ton ore	119.81	119.81	119.81
Mining Operating Cost (Middle Zone) $/ton ore	121.74	121.74	121.74
Process Operating Cost	12.54	27.34	32.56
G&A Operating Cost (Breccia Zone)	16.76	9.63	16.05
G&A Operating Cost (Middle Zone)	16.76	9.63	16.05
Transportation Costs	3.87	20.87	20.87
Total Operating Cost (Breccia Zone)	154.05	177.65	189.29
Total Operating Cost (Middle Zone)	155.98	183.83	195.47
Sustaining Capital (Tailings Charge)	1.07	n/a	n/a
BCOG ( oz/st ) 2011 MY (Breccia Zone)	0.15	0.175	0.199
BCOG ( oz/st ) 2011 MY (Middle Zone)	0.15	0.179	0.203

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The most significant site constraint relating to Cortez Hills UG is the limitation on ore transport to the Roaster and Autoclave facility at Goldstrike. Currently the Cortez property is permitted to transport 400,000 tons of ore per year. This constraint results in significant stockpiles of ore being generated throughout the LOM.

Ore characterization and ore shape geometry constrains the mining methods that can be used to mine the Middle zone. To successfully segregate the ore and mine the complex geometry in Middle zone a highly selective mining method must be employed. Cut and fill mining will provide the required mining selectivity and has been used in the MY2011 cut-off grade calculations. This method has a higher mining cost than the sub-level stoping method which was assumed in previous estimates.

DILUTION AND EXTRACTION

The underground Mineral Reserves include an allowance of 5% at zero grade to account for ore handing dilution plus CRF dilution of 3% on primary levels, 5% on secondary levels and 10% on the bottom levels.

The underground breccia zone extraction is based upon the extraction of 100% of the Mineral Reserves within a 0.2 oz/st shape. Edge dilution is accounted for in the Middle Zone in level pancake designs by extending the extents of the level by 8 ft (a typical round) beyond the planned stope limits.

STOPE PLANNING

In the Breccia zone, the ore is taken as all of the resource within the 0.2 oz/st grade mine design.

For the Middle zone, stope shapes are developed and the tonnes and grade within these shapes is taken from the block model.

RECONCILIATION

RPA is of the opinion that an ongoing reconciliation between the Mineral Reserve estimate and the mine production is an important step in assessing the Mineral Reserve estimation and operating parameters at a mine. Cortez maintains a reconciliation

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between the model and the grade control results. The stockpiling of ore and the various process streams (mill/leach/autoclave/roaster) complicates the reconciliation from Mineral Reserve to production.

CORTEZ HILLS OPEN PIT

The CHOP reconciliation for 2010 and the nine months of 2011 ended September 2011 is shown in Table 15-16 below. The grade control models have consistently reported more tonnage (23% higher in the period) while the grade has been 8% lower and the gold production has been 13% higher than the Mineral Reserve model.

Barrick notes that the Mineral Reserve blocks are 20 ft high while the mining through 2010 and 2011 has been on 40 ft benches. The 40 ft benches and the push to advance the pit resulted from regulatory and legal pressures but the plan is to mine in 20 ft benches in the future.

A further aspect of the reconciliation is the existence of narrow high grade steep dipping structures that may have been missed in the exploration drilling but can contribute to positive reconciliation results over a number of benches.

RPA is of the opinion that the grade control results and the Mineral Reserve estimates are being compared on a regular basis and that the reconciliation of the two results is reasonable.

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TABLE 15-16 CORTEZ HILLS OPEN PIT RECONCILIATION

Barrick Gold Corporation – Cortez Operations, Nevada

	Grade Control			Reserve Model (M&I)			Difference (GC - Model)			% Difference (GC / Model - 1)
Phase	Tons	Au	Ounces	Tons	Au	Ounces	Tons	Au	Ounces	Tons	Au	Ounces
JAN	272,410	0.082	22,249	218,992	0.020	4,345	53,418	0.062	17,904	24%	312%	412%
FEB	302,674	0.156	47,146	263,408	0.099	25,972	39,266	0.057	21,174	15%	58%	82%
MAR	653,736	0.133	86,925	485,697	0.159	77,390	168,039	(0.026)	9,535	35%	-17%	12%
APR	966,016	0.148	143,179	843,207	0.111	93,345	122,808	0.038	49,834	15%	34%	53%
MAY	455,494	0.101	46,036	480,162	0.058	27,695	(24,668)	0.043	18,340	-5%	75%	66%
JUN	1,318,750	0.161	212,110	1,049,313	0.166	173,798	269,438	(0.005)	38,312	26%	-3%	22%
JUL	825,823	0.099	81,696	712,022	0.145	103,399	113,801	(0.046)	(21,703)	16%	-32%	-21%
AUG	725,861	0.168	122,235	655,037	0.196	128,374	70,824	(0.028)	(6,139)	11%	-14%	-5%
SEP	674,836	0.091	61,208	537,752	0.133	71,611	137,084	(0.042)	(10,403)	25%	-32%	-15%
OCT	1,419,538	0.177	250,817	1,133,384	0.234	264,903	286,155	(0.057)	(14,087)	25%	-24%	-5%
NOV	1,088,301	0.197	214,678	848,961	0.218	185,240	239,340	(0.021)	29,438	28%	-10%	16%
DEC	931,857	0.165	153,755	760,059	0.203	154,188	171,799	(0.038)	(433)	23%	-19%	0%
JAN	509,871	0.131	67,022	429,070	0.144	61,646	80,802	(0.012)	5,376	19%	-9%	9%
FEB	—		—	—		—	0	0.000	0
MAR	29,896	0.011	336	—	—	—	29,896	0.011	336
APR	38,103	0.009	347	—	—	—	38,103	0.009	347
MAY	5,085	0.022	110	—	—	—	5,085	0.022	110
JUN	16,585	0.008	138	—	—	—	16,585	0.008	138
JUL	86,626	0.019	1,645	25,236	0.009	222	61,390	0.010	1,423	243%	116%	641%
AUG	284,560	0.078	22,214	136,870	0.015	2,073	147,690	0.063	20,141	108%	415%	972%
SEP	431,959	0.059	25,363	382,236	0.020	7,515	49,723	0.039	17,848	13%	199%	237%

2010 - 2011	11,037,984	0.141	1,559,210	8,961,406	0.154	1,381,718	2,076,578	(0.013)	177,492	123%	92%	113%

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PIPELINE OPEN PIT

There has been no production from the Pipeline pit since 2009. At that time, in an audit report by Scott Wilson RPA, it was noted that “the August 2009 YTD Pipeline pit reconciliation is close on tonnage with production at 95% of the reserve estimate, but the grade is 93% of the model estimate and the contained gold is 88% of the model. The block model estimate does, however, reconcile well with the adjusted production. This indicates that there may be problems with the reserve estimate which management states is known to be the case for the Pipeline Phase 9 estimate.”

RPA is of the opinion that there is a process for reconciling the production results to the Mineral Reserve estimate for the open pits.

UNDERGROUND

The MY2011 reconciliation for the CHUG is shown in Table 15-17, all production to date is from the Breccia zone. The results show that mine production is slightly higher than the Mineral Reserve estimate, the grade is slightly lower than the Mineral Reserve estimate and the gold production is less than 5% higher than the Mineral Reserve estimate.

TABLE 15-17 UNDERGROUND MINERAL RESERVE RECONCILIATION

Barrick Gold Corporation – Cortez Operations

	Tons	Grade (oz/st)	Oz	Tons	Grade (oz/st)	Oz
DOM	192,233	0.707	135,918
DOM vs. GC				110.2%	99.6%	109.7%
Grade Control	174,513	0.710	123,867
GC vs. Ore reserve				98.5%	97.0%	95.6%
Ore reserve	177,113	0.732	129,614
DOM vs. Ore Reserve				108.5%	96.6%	104.9%

RPA considers the underground reconciliation to be good but notes that the future mining will move into the lower grade Middle zone and will utilize a different mining method. RPA recommends that reconciliation work continue on the underground and that consideration be given to measures to provide a good reconciliation data base for the future zones.

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16 MINING METHODS

The Cortez Project consists of an operating open pit and underground mine with production from several open pit deposits and one underground mine. Production is currently coming from the CHOP and CHUG as well as material from stockpiles accumulated from previous mining. The mill and process production history for the past three years is shown in Tables 16-1 and 16-2.

TABLE 16-1 MINE OPERATIONS

Barrick Gold Corporation – Cortez Operations

	2009	2010	2011
Open Pit
Tons Mined	121,258,146	121,529,604	118,531,235
Tons Per Day	332,214	332,958	324,723
Tons of Ore	16,693,832	13,423,956	3,581,322
Grade	0.036	0.154	0.064
Contained Ounces	597,475	2,063,292	230,386
Operating Waste	33,084,613	97,883,627	30,009,159
Capitalized Tons Waste	71,479,700	10,222,022	84,949,914
Tons Waste	104,564,313	108,105,649	114,949,914
Rehandle	n/a	864,338	3,161,031
Total Tons Moved	n/a	122,393,943	121,692,266

Underground
Tons Mined	n/a	511,560	750,308
Tons of Ore	285,086	383,494	489,641
Tons Per Day	781	1,051	1,341
Grade	0.782	0.902	0.724
Contained Ounces	5,672	345,917	354,535
Tons Waste	na	128,066	260,667
Tons Backfill	na	374,729	448,133
Total Feet	na	21,913	31,411

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TABLE 16-2 MILL PRODUCTION HISTORY

Barrick Gold Corporation – Cortez Operations

Total	2009	2010	2011
Tons Mill	3,743,719	3,795,510	3,802,297
Tons Leach	12,065,887	716,998	6,953,578
Tons Other	238,918	347,881	293,117
Tons Total	16,048,524	4,860,389	11,048,992

Tons Per Day—Mill	10,257	10,399	10,417
Tons Per Day—Leach	33,057	1,964	19,050
Tons Per Day—Other	655	953	803
Tons Per Day	43,969	13,316	30,271

Contained Ounces Mill	359,520	1,086,936	992,535
Contained Ounces Leach	174,123	11,824	120,516
Contained Ounces Other	78,675	124,925	116,429
Contained Ounces Total	612,318	1,223,685	1,229,481

Grade Processed Mill	0.096	0.286	0.261
Grade Processed Leach	0.014	0.016	0.017
Grade Processed Other	0.329	0.359	0.397
Grade Processed Total	0.038	0.252	0.111

Recovery Rate Mill	80.4%	89.4%	92.5%
Recovery Rate Leach	91.7%	496.9%	84.3%
Recovery Rate Other	87.6%	87.3%	86.3%
Recovery Rate Total	84.5%	93.2%	91.1%

Ounces Produced Mill	288,918	972,121	917,818
Ounces Produced Leach	159,657	58,755	101,571
Ounces Produced Other	68,936	109,100	100,521
Ounces Produced Total	517,512	1,139,975	1,119,910

OPEN PIT MINE

OPEN PIT DESIGN

The open pit designs are based upon an optimized pit design followed by a detailed design and the development of phase plans for each of the pits. The design uses metal prices, costs, and recoveries based upon operating experience. Pit slopes are based upon a geotechnical assessment and Cortez has a geotechnical engineer on staff to provide ongoing review of the pit slope performance. Cortez uses contractors for the development of the optimized pit plans.

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MINE DESIGN PARAMETERS

The open pit designs include consideration of the dewatering requirements and of the different types of waste that may be encountered during stripping. At the Cortez Hills open pit, a protected cultural area was declared on the northeast side of the pit, which has limited the pit on that side and accordingly to depth.

The following design criteria were used for the Cortez Hills and Pediment open pits:

•	40 ft bench height on primary stripping benches and final walls

•	20 ft bench height within refractory ore benches

•	Alluvium inter-ramp wall slope angles at 50°

•	Fresh rock inter-ramp wall slope angles range from 28° to 45° depending on material type and wall orientation

•	Bench face angles ranging from 50° to 70° depending on material type

•	10% maximum haul road grade

•	120 ft wide haul roads

•	Minimum mining width of 300 ft, but narrower widths are mined over short distances when unavoidable

The following design criteria are used for the Pipeline, Gap, and Crossroads open pits:

•	40 ft bench height on primary stripping benches

•	20 ft bench height on ore benches

•	Alluvium inter-ramp wall slope angle of 49° at Pipeline

•	Fresh rock inter-ramp wall slope angles range from 34° to 50° depending on material type and wall orientation

•	Bench face angles ranging from 50° to 70° depending on material type

•	10% maximum haul road grade

•	120 ft wide haul roads

•	Minimum mining width of 300 ft, but narrower widths are mined over short distances when unavoidable

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GEOMECHANICS

The Project geotechnical model is a compilation of information sourced from geological mapping, core logging and supplementary drilling designed to intersect areas of geotechnical interest, material strength and hydrological data. Material strength estimates for the Cortez deposits are derived from historic and current material strength testing programs conducted by various consultants, and from core logging by Barrick and external consultant geologists and geotechnical engineers from drill holes located in and around the deposits, and back-analysis of historical failures in similar rock types.

Golder has conducted extensive geotechnical studies on the Pipeline, South Pipeline, Crossroads, and Gap deposits. All four deposits are overlain with up to 330 ft of alluvium material. The inter-ramp angles for alluvium are 49° at Pipeline and 50° at Cortez Hills/Pediment. In the Pipeline and South Pipeline deposits, final wall slopes in rock are designed with inter-ramp angles ranging from 34° to 50° depending on rock type and wall orientation. The geotechnical work on Crossroads and Gap in 2001 concluded that similar slope design criteria could be applied to these deposits. Subsequent pit designs have incorporated geological, geotechnical and hydrological conditions so as to provide safe operating conditions.

Mining operations have been proceeding in these areas since 1998. Cortez undertakes constant monitoring of pit walls through geological structure mapping, groundwater monitoring, and slope stability and slope movement analyses. For the most part the pit walls appear to be in good condition. A high wall multi-bench failure occurred on the west wall of Pipeline, the failure has limited access to the bottom of phase 9. This area will be mined out during phase 10. Cortez manages the pit wall failure risks.

Golder is the engineer of record for the Cortez Hills open pit development, and has approved the pit design for the bench scale (including bench face angle and berm widths), inter-ramp scale (inter-ramp angle), and overall slope scale (overall angle). The inter-ramp slope angles range from 28° to 45° depending on rock type and wall orientation. The Cortez Hills Phase 3 pit design sectors are shown in Figure 16-1.

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Stage 3
North
IRA =45°
bench height = 40',
batter angle = 70°,
bench width = 25'
Alluvium
IRA =40°
Bench height = 40',
Batter angle = 65°,
Bench width = 28'
Horse Canyon
IRA =35°
Bench height = 40',
Batter angle = 65°,
Bench width = 38'
Optional Steep West
IRA =45°
Bench height = 40',
Batter angle = 70°,
Bench width = 25'
QZMZ
IRA =45°
Bench height = 40',
Batter angle = 70°,
Bench width = 25'
Potential double
Benching IRA=51
0 250 500 750 1000
Feet
North
NE
QZMZ
North Ctal
West
SouthCtal
CFZ
East
South
N
Alluvium
IRA =40°
Bench height = 40',
Batter angle = 65°,
Bench width = 28'
NorthEast & East & part of North
IRA =35°
Bench height = 40',
Batter angle = 65°,
Bench width = 38'
31500 N
31000 N
30500 N
30000 N
29500 N
29000 N
28500 N
28000 N
27500 N
32000 E
32500
34000
34500
35000 E
35500 E
36000 E
Barrick Gold Corporation
Cortez Joint Venture Operations
State of Nevada, U.S.A.
Cortez Hills Open Pit Phase 3
Pit Slope Design Sectors
March 2012
Source: Barrick Gold Corp., 2010.

Figure 16-1

16-5

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During the Feasibility Study for Cortez Hills, relatively poor rock quality conditions were noted in many portions of the proposed pit area, particularly in the northeast, east and southeast walls in the vicinity of the Cortez Fault Zone, which is located on the east side of the deposits near the base of Mount Tenabo. Maintaining the stability of pit walls, haul roads, and access ramps will require depressurizing zones of high pore pressure up to approximately 1,500 ft behind the pit wall. Maintaining stability will also require limiting the overall and inter-ramp slope angles, excavating wide catch benches/step-outs at designated vertical intervals during excavation of the pit wall, and reducing the potential for inter-ramp slope failures along geologic structures through the use of controlled blasting techniques.

PRODUCTION SCHEDULE

The LOM plan schedule is based upon keeping the Cortez mill operating at full capacity. There is no planned shutdown, beyond routine maintenance, of the Cortez mill within the LOM plan and ore will be stockpiled in some years and/or the cut-off grade between leach and mill will be managed to maintain the mill feed. As refractory ore is mined it is stockpiled and shipped to Barrick’s Goldstrike operation for processing, with the highest grade material always going first subject to the tonnage limitations currently in place. The refractory stockpiles grow year by year until the final production years when there is a higher proportion of refractory ore.

The open pit mining plan for a given pit is developed by setting up haulage strings by pit, by location in the pit, by pit phase, and by delivery point. With the application of truck speeds, cycle times are then estimated, and with the application of truck availability the total haulage capacity is estimated and scheduled. The same schedule is used to generate the equipment replacement and retirement schedule. Within the scheduling, the operation is considered to be truck limited. A shovel schedule is maintained, but the limiting factor in the schedule is considered to be the haulage capacity.

The various pits are scheduled considering the ore and waste quantities, ore grades and the centralization of activity to the extent possible. Production is currently focused on the CHOP. The modifications to the mine schedules due to the slow receipt of initial permits and concerns with respect to the stability of the northeastern corner of the Phase 3 highwall in Q3 2011 have led to a uneven schedule of ore delivery with large waste stripping commitments followed by ore production which must be stockpiled to even out the ore flow to the mill. The CHOP has been mined at a high rate of vertical advance.

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The mine schedule has been developed to yield 4.2 million tons per year to 4.5 million tons per year of oxide ore for the Cortez mill. The total annual tonnage will increase from 127 million tons in 2012 to 163 million tons in 2013 and 181 million tons in 2014 before remaining steady at this higher rate.

INFRASTRUCTURE

The open pit infrastructure has been developed at both the CHOP and Pipeline areas. There are shops and offices at the Pipeline mill area to support open pit operations at the Gap, Pipeline, and Crossroads pits and there are shops and offices at the CHOP to support operations in that area.

The road network for haulage and for light vehicle access is well developed and there are multiple stockpile areas with storage based upon the grade of the material being stockpiled.

DEWATERING

Dewatering is an issue for the Pipeline, Crossroads, and Cortez Hills open pit operations. At the Pipeline pit, there are a series of dewatering wells around the perimeter of the pit. These dewatering wells discharge water which is used for operations and discharged to ground infiltration areas. There is a permitted limit on the dewatering rate and Cortez has a dewatering model to predict the rate of dewatering and for planning the locations for wells.

The dewatering operations are modeled to keep the groundwater 50 ft to 100 ft below the pit bottom.

Forty dewatering holes connected to drains and instrumentation have been drilled from the east highwall to relieve pore pressure. Plans are to continue this practice into the coming year. These drain holes are up to 1,000 ft long and deliver approximately 400 gpm of ground water to the underground pumping system. The hole collars are located so that the flow is by gravity to the 4730 underground pump station. There are also horizontal drain wells drilled into the east high wall.

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EQUIPMENT AND MAINTENANCE

There is an extensive mobile equipment fleet at the Cortez operations. The major surface mobile equipment is listed in Table 16-3. Dozers (including a large rubber tire dozer), graders, blasthole drills, maintenance vehicles, a heavy haul trailer, and other equipment are present to support the operations.

TABLE 16-3 MAJOR OPEN PIT EQUIPMENT

Barrick Gold Corporation – Cortez Operations

Unit	2012
Liebherr T282B trucks (400 st)	24
Komatsu 930E trucks (310 st)	2
Komatsu 830E trucks (250 st)	11
Caterpillar 795f trucks (330 st)	2
P&H 4100 XPB shovel	1
P&H 2800 XPB shovel	3
EX-5500 excavator	1
L2350 loader	1
Rubber tire dozer	8
Crawler dozer	9
Cat 16H grader	2
Cat 24H grader	4
Atlas Copco PV drill	5
DrillTech SP55	2
DrillTech D75K	2
Water trucks	6

In addition, there is a large fleet of light vehicles for crew transportation and supervision. The fleet size is consistent with the needs of a large operation spread over a significant area with outlying facilities.

From a mine planning perspective, the mining operation is limited by haulage capacity. There are three truck sizes in service at Cortez ranging from 250 st to 400 st in capacity.

The main loading units are a P&H 4100 electric shovel, three P&H 2800 electric shovels, and a Hitachi EX-5500 hydraulic excavator. The L2350 loader is often used for box cuts and has the same bucket capacity as the 2800 shovels. For planning, the P&H 4100 shovel productivity is assumed to be 110,000 stpd compared to an actual shovel capacity of approximately 140,000 stpd if the space and trucks were available. A new P&H 4100 is scheduled for delivery in 2013.

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A contractor is used to load and haul oxide material from the stockpiles to the mill and to the gyratory crusher.

UNDERGROUND MINE

The mining is all mechanized with large scale equipment. The mining method is underhand cut and fill with a cemented rock fill. Ore is drilled with two boom jumbos, blasted on a round by round basis, loaded into haul trucks, and hauled to surface. Headings are typically 16 ft by 16 ft and stopes are opened to approximately 33 ft (depending upon ground conditions).

The bottom level of the Cortez Hills open pit was originally planned to be the 4670 level; this was the nominal top A cut of the CHUG. Mining commenced at this level. With the changes to the CHOP schedule there was a shortfall in the gold production profile and in 2011 the underground plan was changed to include the mining of the breccia zone for a further 75 ft (5 cuts) above the 4655 level. Mining of these upper cuts of high grade material was underway at the time of RPA’s site visit. The pit floor will still extend to the 4600 level but the high grade center portion will be a cemented rock fill material.

Mine production has ramped up to approximately 1,300 stpd. Recent reviews of the middle zone which has been brought into the Mineral Reserves led to a change from blast hole stoping to cut and fill stoping and a change in the long term underground production rate from the planned 2,500 stpd down to 1,300 stpd.

All of the mine production is currently from the Breccia zone and the Middle zone access ramp is currently being driven.

MINE DESIGN

The Cortez Hills underground is accessed by twin declines driven to the upper level of the deposit. Access for the lower levels is by a spiral ramp adjacent to the orebody. The declines are interconnected at regular intervals and these connections contain air doors

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to separate the intake and exhaust airways. At the portal area, there are permanent offices and maintenance facilities offices together with a backfill plant and shotcrete batch plant.

Mine production has been is ramped up to over 1,300 stpd. The plan is to continue at this rate for the remainder of the underground mine life.

BRECCIA ZONE

The mining is all mechanized with large scale equipment. The mining is done by underhand drift and fill with a cemented rock fill. Ore is drilled with two boom jumbos, blasted on a round by round basis, loaded into haul trucks, and hauled to surface. The top cut headings are 15 ft high by 15 ft wide. Successive headings (under backfill) are 15 ft high by 20 ft wide and the plan is to increase the width of these headings to 30 ft.

Access headings are typically 16 ft wide by 16 to 18 ft high. The 18 ft heading is needed to provide space for the rigid ventilation ducting.

In the Breccia zone the deposit is broken into 75 ft high sections (five cuts) and mined by taking a top or A cut in a section. The A cut is mined to the extent of the high grade (typically the 0.2 oz/st grade shell) and each drift is filled after mining. The B cut is then taken below the A cut in the same fashion. The E cut is the final cut in a section and in this case the floor and back of the stope drives is CRF.

MIDDLE ZONE

The Middle zone was initially planned to be mined using blasthole stopes and the mining rate was planned to be increased to 2,500 stpd. After review of the geometry of the Middle zone the mining method has been changed to cut and fill mining and the production rate from the mine has been limited to the current production rate.

Management considers the mine access to the lower portions of the mine to be a significant constraint to the mine operations. Below the 4770 level (the base of the twin declines) there is a single spiral ramp servicing the Breccia zone, the Middle zone and any underground exploration effort for the lower zone. This single ramp must handle the entire ore haul from the mine as well as the backfill which is back hauled to the mine and all of the service vehicle traffic. Alternatives to improve the mine access are being considered.

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GEOMECHANICS AND GROUND SUPPORT

The ground conditions in the ore zones are poor and the CRF is more competent than the ore. This is the reason for the choice of mining method and the use of CRF. Rock conditions in the host rock are fair to good.

All production openings are backfilled with a designed backfill with a 700 psi unconfined compressive strength (UCS) based on minus 2 in. crushed rock, 35% fines, and 7.5% cement binder. No fly ash is used for binder at this time. Cylinder tests indicate that the CRF has a strength of 1,200 psi.

The standard ground support regime includes the use of shotcrete and eight foot long Swellex bolts with 12 ft Swellex bolts used in intersections. Mesh is used as required. Other support designs are specific to areas where additional support is considered necessary.

GRADE CONTROL

Faces are sampled as the development advances and the sample grades are used to estimate the mine production grade and to determine the limits of the ore drives. The mine is planned using a 0.2 oz/st Au contour. Muck piles are sampled by the LHD operator who is to take a sample from every fifth bucket while mucking.

Ore is hauled to surface by truck and if necessary dumped into separate muck piles for each round. On surface the muck piles can be resampled by the geologist to assess the grade. Ore from the Cortez Hills underground may be oxide and sent to the mill at Cortez or it may be refractory and sent to Goldstrike. After the muck pile grade sample results are in, the muck is taken to a metal removal plant for the removal of scrap metal. After that step, the ore is either stockpiled for shipment to Goldstrike or hauled to the Cortez mill for processing.

All rock with an AA/FA ratio of 0.5 and greater as oxide and rock with ratios less than 0.5 is treated as refractory. Refractory ore is sent in lots to Goldstrike. Sample assay data and LECO results are sent to Goldstrike to assist in their handling of the ore. Cortez Hills underground ore is sent to the autoclave at Goldstrike.

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PRODUCTION SCHEDULE

The CHUG production schedule is based upon the continued mining of approximately 1,300 stpd of ore with mining moving from the Breccia zone to a combination of Breccia and Middle zones and then solely Middle zone.

INFRASTRUCTURE

ACCESS

The only mine access is via the twin declines. Below the 4770 level there is a single spiral decline. Emergency access below the 4770 level is a combination of ladderways in the ventilation system as a supplement to the main spiral ramp.

MINE VENTILATION

The underground mine ventilation is achieved with the air entering the mine in the west decline and proceeding via fresh air raises to each sublevel, and exhaust air travelling up the east decline. The twin declines have connections (with airlock doors) at regular intervals.

Two blind bored ventilation shafts are planned for the mine ventilation circuit. Setup of the blind boring equipment was underway on the first shaft at the time of the site visit. One shaft will be a 12 ft diameter raise and the other will be a 14 ft diameter raise. The raises are approximately 1,000 ft long and when fully connected to the mine the ventilation capacity of the mine will be increased to 1.2 million cfm.

DEWATERING

There are two mine dewatering lines and a major pump station at the foot of the main declines. The mine pumping system has a capacity of 6,000 gpm but is operating at 1,400 gpm with 200 gpm of “contact water”, 400 gpm of pit wall dewatering water and the balance is non contact mine water. The mine workings were generally dry, with some muddy areas and small puddles in the stope cuts. In the lower areas of the mine there are spots where the back is wet. RPA did not notice water dripping from the back in any location.

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In the Breccia zone, horizontal drain holes are drilled into the planned stope A cuts before mine development to drain water before mining commences. A dewatering plan was being developed for the Middle Zone to dewater the zone before mining.

BACKFILL AND SHOTCRETE

A backfill batch plant is located at the mine portal. Mine trucks are loaded at the portal elevation and the backfill is taken into the mine as a back haul. There is also a shotcrete batch plant located at the portal and there are mix trucks to haul the prepared shotcrete mix to the face.

MAINTENANCE

All of the underground equipment maintenance is performed at a shop complex located adjacent to portal. There are plans for a small service bay as part of the middle zone mining plan.

POWER

Each sublevel is serviced by a 1,000 KVA electrical substation and there is a ventilation raise connecting the sublevels to provide an emergency exit up to the base of the twin declines.

COMMUNICATIONS

The underground mine communications system includes radio and fibre-optic cables, and a mine dispatch system (Jigsaw) is to be installed. This will provide real time monitoring for all underground equipment and permit the monitoring of activity and the dispatch of units to improve productivity.

OFFICES

Underground mine offices and the mine dry are located at a building adjacent to the portal.

MINE EQUIPMENT

The underground mobile equipment fleet consists of large scale LHDs and haulage trucks, two boom jumbos, and ground support jumbos. There are also concrete and shotcrete carriers and shotcrete units. A list of the underground equipment is shown in Table 16-4. It is RPA’s opinion that the equipment is appropriately sized for the planned operations.

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The mine equipment is quite new and is serviced at a surface shop immediately adjacent to the portal.

TABLE 16-4 UNDERGROUND EQUIPMENT FLEET

Barrick Gold Corporation – Cortez Operations

Unit	Number
Cat R1600 G loader	8
Haul trucks (22 to 30 t)	11
Bolter	5
Jumbo 1 boom	2
Jumbo 2 boom	2
Grader	2
Telehandler	4
Tractors	12
Concrete hauler	3
Shotcrete units	3
Utility trucks	3
Explosives trucks	2
Water truck	1

LIFE OF MINE PLAN

The LOM plan for the Cortez operations includes the open pit mining of the Cortez Hills, Pipeline, Crossroads and Gap open pits as well as the underground mining at Cortez Hills. The ore will be processed at the Pipeline mill, heap leach facilities at Cortez and at the roaster and autoclave facilities at the Barrick Goldstrike operations. The LOM plan is developed by site personnel on an annual basis as part of the budgeting process. The plan is routinely updated to reflect changing conditions that may impact upon the site gold delivery schedule.

Management’s 2012 LOM plan extends the Cortez mill operation to 2026 with the remaining refractory stockpiles (12.1 million tons containing 2.1 million ounces of gold) taken as processed in the final two years (2025 and 2026). This timing coincides with the current planned cessation of processing of Goldstrike ores.

In the immediate future, the planned processing rate for refractory ores sent to Goldstrike has been limited to 400,000 stpa. This is considered to be a regulatory issue related to the highway transportation of the ore from Cortez to Goldstrike and emissions from the processing facilities.

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The processing of all of the remaining Cortez refractory material in the final two years of the LOM plan will require permit modifications and will see the transport of six million to seven million tons per year over a two year period. This will pose a number of challenges if the material is to be hauled by highway transports from Cortez to Goldstrike.

MINING

The LOM plan for the open pit and underground mining is shown in Tables 16-5 and 16-6 below. Open pit mining continues in the CHOP until 2019. The South Gap pit is reactivated in 2013 and operates until 2017. The Crossroads pit development starts in 2013 and, except for 2016 when the pit is inactive, the Crossroads pit continues to 2024. The Pipeline Phase 10a commences in 2015 and is completed by 2020.

TABLE 16-5 OPEN PIT LOM PLAN

Barrick Gold Corporation – Cortez Operations

	Tons Mined (000)	Tons Per Day	Tons of Ore (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Tons Waste (000)	Stripping Ratio
2012	127,002	348,000	10,641	0.081	864	116,361	10.94
2013	163,499	448,000	22,599	0.038	858	140,900	6.23
2014	180,965	496,000	21,661	0.017	370	159,304	7.35
2015	163,767	449,000	31,418	0.033	1,043	132,349	4.21
2016	157,554	432,000	21,691	0.059	1,288	135,863	6.26
2017	182,462	500,000	27,342	0.056	1,533	155,120	5.67
2018	163,965	449,000	31,220	0.024	746	132,745	4.25
2019	170,251	466,000	24,802	0.042	1,033	145,449	5.86
2020	164,566	451,000	23,046	0.018	412	141,521	6.14
2021	147,060	403,000	25,241	0.026	652	121,819	4.83
2022	138,027	378,000	20,937	0.033	681	117,090	5.59
2023	104,025	285,000	28,115	0.016	441	75,910	2.70
2024	26,856	74,000	6,837	0.138	943	20,019	2.93
2025
Total	1,890,000		295,549	0.037	1,890,000	1,890,000	5.4

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In the underground mine the production continues in the Breccia zone and the lower grade Middle zone until the mine is depleted in 2025.

TABLE 16-6 UNDERGROUND LOM PLAN

Barrick Gold Corporation – Cortez Operations

	Tons of Ore (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Development (ft)
2012	503	0.88	441	31,875
2013	501	0.76	382	28,407
2014	525	0.49	259	27,815
2015	524	0.39	205	25,206
2016	501	0.31	154	25,420
2017	503	0.37	184	25,064
2018	499	0.39	195	23,974
2019	500	0.38	189	24,953
2020	502	0.31	154	26,046
2021	500	0.27	133	24,513
2022	477	0.36	173	25,099
2023	477	0.36	173	25,099
2024	477	0.36	173	25,099
2025	106	1.34	142
Total	6,596	0.43	2,957	338,569

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PROCESSING

The processing portion of the LOM plan is shown in Tables 16-7 to 16-10 below. Ore is treated in the oxide mill at the Pipeline complex until the end of 2026. The final two years of operation are low grade material. The LOM plan generally treats high grade material sooner than lower grade material and the large amount of heap leach ore results in high tonnage and relatively low grade overall. Refractory ore is hauled to Goldstrike with the highest grade ore available always shipped first.

TABLE 16-7 CORTEZ MILL PROCESSING PLAN
Barrick Gold Corporation – Cortez Operations

Year	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Recovery (%)	Gold Produced (000 oz)
2012	4,209,000	0.262	1,101,244	91.8	1,010,695
2013	4,197,500	0.204	857,062	91.9	787,595
2014	4,562,500	0.173	790,605	90.6	716,141
2015	4,562,500	0.187	853,030	91.6	781,052
2016	4,575,000	0.145	662,622	91.2	604,624
2017	4,562,500	0.071	322,242	86.7	279,358
2018	4,562,500	0.078	356,954	87.4	312,044
2019	4,562,500	0.120	546,248	87.3	476,952
2020	4,575,000	0.069	315,809	85.3	269,370
2021	4,562,500	0.082	372,703	86.2	321,118
2022	4,604,418	0.095	436,503	87.1	380,313
2023	4,587,056	0.059	268,620	84.3	226,545
2024	4,599,556	0.070	323,935	84.8	274,613
2025	4,587,056	0.059	271,739	85.6	232,680
2026	4,056,666	0.054	217,290	85.4	185,494
Total	67,366,253	0.114	7,696,606	89.1	6,858,594

Ore is stacked on heap leach facilities from 2012 through 2023 with gold recovery forecast until 2026.

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TABLE 16-8 CORTEZ HEAP LEACH PROCESSING PLAN
Barrick Gold Corporation – Cortez Operations
Year	Tons (000)	Grade (oz/st Au)	Contained Gold (000 Au)	Recovery (%)	Gold Produced (000 oz)
2012	2,701,527	0.015	39,533	169	66,665
2013	1,833,596	0.011	19,343	213	41,263
2014	21,519,370	0.012	251,808	53	132,383
2015	17,451,879	0.011	200,354	59	118,254
2016	27,909,265	0.011	293,427	56	163,119
2017	23,323,463	0.010	223,588	58	129,270
2018	26,385,957	0.011	301,694	61	183,459
2019	20,593,711	0.012	242,231	58	140,697
2020	18,404,990	0.011	208,816	58	121,985
2021	20,227,400	0.014	280,199	48	135,802
2022	15,543,643	0.015	226,651	44	100,802
2023	24,980,946	0.013	320,751	47	151,271
2024					120,000
2025	—				20,000
2026	—				15,000
Total	220,875,747	0.012	2,608,394	63	1,639,973

Refractory ore from the Cortez operations is currently scheduled for processing at the Goldstrike facility. Within the current LOM plan there are a total of 18.2 million tons containing over 4.2 million ounces of gold of refractory material to be processed. The bulk of the material is processed in a two year period after the processing of Goldstrike ore is complete. The processing schedule for the refractory ore is shown in Table 16-9.

TABLE 16-9 CORTEZ REFRACTORY PROCESSING PLAN
Barrick Gold Corporation – Cortez Operations

	220,875,747	220,875,747	220,875,747	220,875,747	220,875,747
Year	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Recovery (%)	Gold Produced (000 oz)
2012	400,000	0.316	126,401	89	112,811
2013	400,000	0.204	81,454	88	71,811
2014	400,000	0.216	86,217	90	77,815
2015	400,000	0.712	284,786	92	262,003
2016	400,000	1.007	402,676	92	370,462
2017	400,000	0.337	134,968	92	124,170
2018	400,000	0.301	120,492	91	109,491
2019	400,000	0.349	139,676	90	125,584
2020	400,000	0.313	125,383	90	112,486

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Year	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Recovery (%)	Gold Produced (000 oz)
2021	400,000	0.325	130,188	90	116,791
2022	400,000	0.322	128,989	90	115,466
2023	400,000	0.345	138,078	90	123,580
2024	400,000	0.449	179,555	90	161,386
2025	6,499,000	0.205	1,334,845	89	1,185,562
2026	7,132,000	0.112	801,292	84	670,714
Total	18,831,000	0.224	4,215,000	88.7	3,740,131

The overall processing schedule to 2032 is shown in Table 16-10.

TABLE 16-10 TOTAL LOM PROCESSING PLAN
Barrick Gold Corporation – Cortez Operations
Year	Tons (000)	Grade (oz/st Au)	Contained Gold (000 oz)	Recovery (%)	Gold Produced (000 oz)
2012	7,310,527	0.173	1,267,178	93.9	1,190,172
2013	6,431,096	0.149	957,859	94.0	900,668
2014	26,481,870	0.043	1,128,631	82.1	926,338
2015	22,414,379	0.060	1,338,170	86.8	1,161,310
2016	32,884,265	0.041	1,358,725	83.8	1,138,205
2017	28,285,963	0.024	680,798	78.3	532,798
2018	31,348,457	0.025	779,140	77.6	604,995
2019	25,556,211	0.036	928,155	80.1	743,234
2020	23,379,990	0.028	650,008	77.5	503,841
2021	25,189,900	0.031	783,090	73.3	573,711
2022	20,548,061	0.039	792,144	75.3	596,581
2023	29,968,002	0.024	727,449	68.9	501,396
2024	4,999,556	0.101	503,490	110.4	556,000
2025	11,086,056	0.145	1,606,584	89.5	1,438,242
2026	11,188,666	0.091	1,018,582	85.5	871,208
Total	307,073,000	0.047	14,520,000	84.3	12,238,698

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17 RECOVERY METHODS

Historically, Cortez ore was processed in a 1,800 stpd CIL plant called Mill No. 1, as crushed ore on heap leach pads, and refractory ore was pre-oxidized in a circulating fluid bed roaster. The crushing and leaching circuits were built in 1969; the roasting circuit was completed in 1990. The Mill No. 1 processing facilities were placed on care and maintenance in 1999.

Ore from Cortez can either be processed on site in the oxide processing facilities or transported to the Goldstrike operation for refractory ore treatment in a process that is optimum for the ore type.

Mill No. 2 or the Pipeline mill was commissioned in 1997 to process oxide ore from the Pipeline open pit mine. The treatment plant currently includes crushing, a semi-autogenous grinding (SAG) mill, a ball mill, grind thickener, a carbon-in-column (CIC) circuit for the grind thickener overflow solution, a carbon-in-leach (CIL) circuit, tailings counter-current-decantation (CCD) wash thickener circuit, carbon stripping and reactivation circuits, and a refining to produce gold doré. A debottlenecking project was completed during March 2011. Plant throughput is currently estimated to be 11,500 stpd although it has consistently approached 14,000 stpd (Stieger, 2011). Figure 17-1 provides the simplified process flow sheet for Mill No. 2.

To accommodate the incoming ore feed from Cortez Hills, a primary gyratory crusher was installed adjacent to the Cortez Hills open pit. The crusher discharges onto a series of overland conveyors that transport the ore to the coarse ore stockpile at Mill No. 2.

Run-of-mine ore from South Pipeline is dumped into the crusher dump pocket at the mill and discharges onto a vibrating grizzly. Grizzly oversize material is crushed in a jaw crusher. Grizzly undersize material and the jaw crusher discharge are conveyed to the coarse ore stockpile. The grinding circuit includes one SAG mill and one overflow ball mill. Discharge from the SAG mill is screened on one of the two vibrating screens.

Screen oversize is conveyed to a cone crusher and recycled back to the SAG mill feed. Screen undersize and ball mill discharge flow to the hydrocyclone feed pump box. The slurry is pumped from the pump box to the hydrocyclones. The ball mill is operated in

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closed circuit with the hydrocyclones to produce the target grind size for the CIL circuit which is 80% passing 110 µ. The underflow from the hydrocyclones is recycled to the ball mill feed; the overflow from the hydrocyclones discharges into an agitated surge tank which feeds the grind thickener.

An appreciable amount of gold is dissolved in the grinding circuit so a CIC circuit is used to recover gold from the grind thickener overflow solution. The grind thickener underflow is pumped to the CIL circuit which consists of eight CIL tanks, sixteen screens and eight carbon-forwarding pumps. The slurry overflows by gravity from the first tank to the eighth. Carbon that has been stripped and reactivated is added to the last tank and is advanced counter current to the slurry flow. Cyanide and milk-of-lime are added stage-wise to maintain optimum leaching conditions. The nominal retention time is 44 hours. This is increased to 54 hours when milling South Pipeline at a lower plant throughput. The discharge from the CIL circuit flows by gravity to the tailings CCD thickener circuit. The CIL tailings are washed in two high-capacity thickeners. The wash solution from the CCD circuit is pumped to the process water tank for reuse in the grinding and CIL circuits.

Loaded carbon from the CIL and CIC circuits is washed with dilute (3%) hydrochloric acid before elution. The acid is removed from the carbon by washing with fresh water. The washed carbon is transferred to the elution column by pressure eduction. Three columns provide for acid washing and three for gold elution. The pressurized Zadra process is used for gold elution. Hot strip solution containing approximately two percent sodium hydroxide is circulated through the elution column. Elevated temperature and pressure are maintained in the elution column. Pregnant strip solution is stored in the preg tank before being pumped to the electro-winning (EW) cells.

Electro-winning takes place in six EW cells. After loading with gold, the stainless steel wool cathodes are washed with high pressure water. The gold sludge from the EW cells is dewatered in a filer press. The stripped cathodes are returned to the EW cells. The filter cake is dried, melted in an induction furnace, and poured into doré bars. The stripped carbon is transferred from the elution column over a screen and into the reactivation furnace feed tanks. Carbon reactivation is accomplished in two propane-fired kiln-type furnaces.

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Tailings are stored in a zero-discharge tailings storage facility (TSF). A double liner covers the entire tailings area, extending completely under the dam embankment. A 2 ft thick blanket drain of crushed rock covers the liner to permit seepage from the tailings to be collected in a lined ditch outside the dam embankment. All tailings solutions return to the mill.

Low-grade oxide material is leached as run-of-mine (ROM) ore on three prepared double-lined leach pads. Pregnant solution from the leach pads is fed to CIC columns for gold recovery. The loaded carbon from the heap leach operation is transported to the mill for gold recovery. Make-up solutions for evaporation loss come from the mill or mine dewatering wells. A simplified flow sheet for the heap leach operation is shown as Figure 17-2.

Area 28 heap leach circuit has a water balance that is interlinked with the Pipeline mill circuit since it uses the tailings pond under-drain solution as leach solution and excess pad effluent is processed in the mill CIC circuit. Area 28 is at maximum capacity for ore stacking and is currently undergoing pad rinsing. Plans are to shut down the pad soon. Area 30 heap leach circuit is independent of the Pipeline mill. In the LOM plan ore delivery to the pad will recommence in 2012 and continue through 2022. Area 34 heap leach is a third pad that was designed to treat Cortez Hills open pit ore. The first cells were placed under leach during March 2011 and ore deliveries are scheduled to continue through 2017 based on the LOM plan.

Carbonaceous and sulphidic refractory ores that have a cyanide AA/FA ratio of less than 50% are transported to Goldstrike for processing in either the pressure oxidation circuit or the roaster. Haulage of refractory ore to Goldstrike is currently limited by permit to 400,000 st per year.

The process options for refractory ore treatment at Goldstrike include:

•	Roaster

•	Alkaline autoclave plus cyanide leaching

•	Alkaline autoclave plus calcium thio-sulphate (CaTS) leaching

•	Acid autoclave plus cyanide leaching

•	Acid autoclave plus CaTS leaching

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Originally the autoclaves at Goldstrike processed single refractory high sulphide sulphur feed with low concentrations of carbonates in order to minimize acid consumption. Two of the autoclaves at Goldstrike have been retrofitted to accommodate alkaline pressure oxidation since many of the ore types at Cortez have high carbonate concentrations. If the carbonate concentration in the ore is greater than 10%, the ore will be processed in the alkali autoclaves. The flow sheet for the Goldstrike pressure oxidation circuit is shown as Figure 17-3.

A key item for determining whether ore goes to the roaster or the autoclave is the arsenic content. High arsenic ore (>3000 ppm) has a negative impact on roaster recovery and is sent to the autoclaves. The CaTS process is expected to have the ability to handle high carbon and high arsenic content materials.

Goldstrike also offers the opportunity to process ore oxidized in either the acid or alkaline pressure oxidation circuits using traditional cyanide leaching in a CIL circuit or using the newly developed CaTS leaching process.

The roasters at Goldstrike require double refractory (i.e. sulphide refractory and total organic carbon refractory) feed with a moderate carbonate content to help fix the sulphur dioxide that is generated by the oxidation reactions. Minimum sulphide sulphur levels are required to maintain sufficient bed temperatures. If the ore does not contain the minimum required sulphide sulphur content, sulphur prills are used as a supplement to provide the energy necessary to operate the roasters. This, obviously, has an impact on the operating costs. The flow sheet for the Goldstrike roaster is shown as Figure 17-4.

Ore routing from Cortez to Goldstrike is optimized to provide maximum value to the Cortez operation.

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ROM Ore
Jaw Crusher
47" x 63"
300 hp
1 Belt
2 Belt
3 Belt
Lime
6 Belt
Sag Mill
26' Dia x 11'
4500 hp VS
5 Belt
4 Belt
Cone Crusher
300 hp
Sump
Ball Mill
16' x 28.5' Dia
4500 hp
HydroCyclone x 10
20" Dia
Trash Screen
Trash bin
NaCN
Surge Tank
Floc
Grind Thickener
65' Dia
To CIL
To CIC
Regen Carbon
From Kiln
Safety Screen
CIC Circuit x 6
11' x 8' Dia x 15'
To Process Water
A-30/28 Truck
Acid Wash x3
6' Dia x 28'
HCl
Elution Column
6' Dia x 28'
Dewatering Screen
Kiln x 2
Fresh Carbon
A-30/28 Truck
To CIC
To CIL
Heat Exchangers
Air
Propane
E/W Cells
Press
Oven
Flux
Gold
Regen Carbon
From Kiln
Safety Screen
Safety Screen
Air Blowers
CIL Circuit x 8
56' Dia x 58'
Trash Screen
Floc
CCD Thickener #1
65' Dia
Floc
Lime
CCD Thickener #2
65' Dia
To Process Water
Reactor
FeSO4
Holding Tank
Mixing Tank
Tailings Pond
Legend
Crushing Circuit
Grinding Circuit
Thickening Circuit
CIL Circuit
CIC Circuit
Carbon
Preg Soln
Barren Soln
Air
Elutions
Refinery
CCD Thickeners
Tails
Barren Soln
NaCN

Figure 17-1

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Pipeline Mill Process Flow Sheet

March 2012 *Source: Barrick Gold Corp., 2011.*

17-5

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To Carbon Elution
From Carbon Elution
CIC Circuit
Emergency Pond
Preg Pond
Cyanide
(NaCN)
Cyanide Pump
Cyanide Storage
Tank
Barren Pond
Legend:
Heap Leach
Barren Solution
Pregnant Solution
NaCN
CIC Circuit
Carbon

Figure 17-2

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Heap Leach Simplified Process Flow Sheet

March 2012

Source: Barrick Gold Corp., 2011.

17-6

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CRUSHING AND GRINDING CIRCUIT
Jaw Crusher
Conveyor
Stockpile
Ore Reclaim Feeders
Lime
Cone Crusher
SAG Mill
Screen
Cyclones
Ball Mills
Trash Screens (2)
MILL NUMBER ONE
Gyratory Crusher
Conveyor
Stockpile
Ore Reclaim Feeders
Lime
Cone Crusher
SAG Mill
Screen
Cyclones
Ball Mill
Trash Screens (4)
MILL NUMBER TWO
SULPHIDE PRE-TREATMENT
Thickeners
100'
100'
125'
H2SO4
overflow to mill reclaim water tank
Acidulation/ Surge Tanks
AUTOCLAVING
Heat Recovery Steam
Splash Heating Towers
Flash Cooling Towers
Oxygen
Steam
Autoclave #1
Heat Exchangers (6)
Splash Heating Towers
Flash Cooling Towers
Oxygen
Steam
Autoclave #2 – #6
Heat Exchangers (10)
NEUTRALIZATION CIRCUIT
Lime
Lime
Oxidized slurry to the CIL circuit
REFINERY CIRCUIT
Filter Press
Catch Tray
Mercury Retort
Furnaces
Gold Bullion
CARBON STRIP CIRCUIT
Pregnant Solution
Electrowinning Cells
Carbon strip vessel
Barren Solution
Carbon strip vessel
Barren Solution
Screen
Acid wash
Acid circulation tank
Screen
Acid wash
Acid circulation tank
Carbon Regeneration Kiln
to C-I-L
Loaded Carbon
Oxidized slurry from Autoclave Circuit
CARBON-IN-LEACH CIRCUIT
NaCN (Sodium Cyanide)
Slurry
1A
2A
3A
4A
5A
6A
7A
8A
Regenerated Carbon
Tailings Slurry
NaCN (Sodium Cyanide)
Slurry
1B
2B
3B
4B
5B
6B
7B
8B
Regen-erated Carbon
Carbon-in-Leach Tanks (16)
(each inclusive of four inter-stage screens)
Carbon Safety Screens (3)
H2SO5 (caro's acid)
Tailings Box
Tailings Dam

Figure 17-3

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Goldstrike Pressure Oxidation Flow Sheet

March 2012

Source: Barrick Gold Corp., 2011.

17-7

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CRUSHING
2 stages
minus 1½"
GRINDING
2 x Double Rotator
10,000 HP/unit
Wi = 18 kWh/t
P_{80} = 74 MICRONS
ROASTING
GAS TRAIN
2 x Roasters
2 stage fluid bed
Independence type
1,100 TPD O_2
CALCINE
Neutralization
THICKENER
LEACHING
Carbon
to/from
AA block
Tailings
pond
Carbon in leach circuit
16 hours retention time
2 HOT TRAINS
Dust Scrubber
and Condenser
1 COLD TRAIN
Wet ESP
Hg removal
SO_2 scrubbing
GAS CLEANING
CO, NO_x reduction

Figure 17-4

Barrick Gold Corporation

Cortez Joint Venture Operations
State of Nevada, U.S.A.

Goldstrike Roaster Flow Sheet

March 2012

Source: Hatch-Powerpoint Presentation Slide.

17-8

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18 PROJECT INFRASTRUCTURE

The infrastructure for the Cortez operations is developed and in service. The facilities and infrastructure in the vicinity of the Pipeline and Cortez Hills Complex is shown in Figures 18-1 and 18-2.

ROADS

The Cortez operations are accessed by paved public roads. The Project has a number of private roads for access to the various facilities. The private roads include small vehicle roads as well as a network of haul roads. The haul roads are built to a width suitable for the haul trucks.

The development of the CHOP included the construction of a new public road to replace the original public road which has now become part of the CHOP waste dump.

TAILINGS STORAGE FACILITY

Current capacity is expected to accommodate the tailings from Mill No. 2 through 2012. The Phase IV raise was under construction at the end of 2011 and is expected to provide capacity through the first and second quarter of 2013. A permit application for the Cell 4 starter dam is expected for January 2012, which will make Cell 4 available for additional tailing storage in January 2013. The engineering of the Phase V raise for the TSF is underway.

DUMPS

There are permitted waste dumps at the CHOP, Pipeline and Gap pits for the storage of waste.

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Mill 2 Facilities
Mill 2 Tailing
Gap Waste Rock
Facility
Pipeline Waste
Rock Facility
Area 30 Heap Leach

Figure 18-1

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Pipeline Complex Infrastructure

March 2012

Source: Barrick Gold Corp., 2012.

18-2

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Area 34 Heap Leach Facility
CHOP Shop and Offices
CHOP Waste Rock Facility
CHOP Crusher, Stockpiles, and Conveyor
UG Offices, Declines, Metal Removal Plant
Mill 1, Administration, Training

Figure 18-2

Barrick Gold Corporation

Cortez Joint Venture Operations

State of Nevada, U.S.A.

Cortez Hills Complex Infrastructure

March 2012 **Source: Barrick Gold Corp., 2012.**

18-3

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STOCKPILES

The open pit production schedules have significant variation in ore delivery over time and there is a high proportion of the ore which is stockpiled after mining and before processing. There are 14 oxide stockpile options all based upon the grade of material and varying from leach grade to ore in excess of 0.75 oz/st Au. Leach material is generally delivered directly to the leach pad. There are 12 key mill ore categories and from 0.02 oz/st Au to 0.1 oz/st Au the categories are separated by 0.01 oz/st Au. There are 12 refractory ore stockpile categories ranging from 0.04 oz/st Au to greater than 0.4 oz/st Au.

Production scheduling for the oxide mill is based upon a balance of feed grade based upon the material available in the stock piles plus the expected ore delivery from the pits. For the refractory material the selection of material to be processed is based upon the highest grade stockpiles being shipped to Goldstrike first.

LEACH PADS

The LOM capital plan allows $67 million for the expansion of heap leach pads.

POWER

Electrical power is obtained from the grid and from the Western 102 power plant with transmission by NV Energy. Power is purchased on a wholesale basis using dedicated buyers. The load is predicted on an hourly basis and the Western 102 supply is used to balance the load. The Western 102 plant delivers power to Barrick operations at Cortez, Goldstrike, and Turquoise Ridge.

The current load at Cortez has a peak of 36 MW. The current transmission lines have the capacity for 44 MW and with the addition of capacitors the capacity of the line could be increased to 56 MW. Further improvements could increase the capacity to 70 MW to 80 MW but beyond that additional transmission capacity will be required.

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19 MARKET STUDIES AND CONTRACTS

MARKETS

Gold is the principal commodity at Cortez and is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured. Prices are usually quoted in US dollars per troy ounce.

CONTRACTS

Cortez is a large modern operation and the owner is a major international firm with policies and procedures for the letting of contracts. These policies and procedures would lead to contracts that are normal for this scale of operation. The contracts for smelting and refining are normal contracts for a large producer.

The joint venture agreement remains in place though it is now between two subsidiaries of Barrick.

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20 ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

ENVIRONMENTAL STUDIES

Due to the size of the various projects, environmental studies are on-going at the Mine to ensure that the required monitoring is completed and reported and that best practices are utilized to meet the environmental requirements

PROJECT PERMITTING

The Cortez operations are all within private lands and lands managed by the BLM. The operations straddle county boundaries and BLM field office boundaries. Part of the site is under the Elko Field Office of the BLM while the remainder is under the Battle Mountain Field Office. The boundaries and permit areas are shown in Figure 20-1.

The BLM issued the original Environmental Impact Statement (EIS) and Record of Decision (RoD) in November 2008 and a supplemental EIS and RoD in March 2011. A number of permits are required to operate the Cortez Mine. Cortez adheres to permitting guidelines from the BLM, the Nevada Revised Statutes (NRS), the Nevada Administrative Statutes (NAS), and other federal government requirements. A summary of the major environmental permits for the Cortez operations is provided in Table 20-1.

Cortez has developed an environmental management system (EMS) to help manage the environmental requirements.

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N
Eureka County
Elko Field Office
Battle Mountain Field Office
Lander County
Figure 20-1
EXPLANATION
PCRI Boundary
Horse Canyon PoO Boundary - 1990
Buckhorn PoO
Cortez Hills Expansion - 2008
HCCUEP PoO - 2001
West Pine Valley - 2004
BLM District Boundary
County Boundary
0
10,000
20,000
Feet
NAD 1927 UTM Zone 11N
Barrick Gold Corporation
Cortez Joint Venture Operations
State of Nevada, U.S.A.
Permit Areas
March 2012
Source: Barrick Gold Corp., 2012.

20-2

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TABLE 20-1 MAJOR ENVIRONMENTAL PERMITS

Barrick Gold Corporation – Cortez Operations

Activity or Permit	Jurisdiction	Agency	Permit Name	Permit Number	Issuance	Expiration
Environmental Impact Statement & Plan of Operations (Final)	Federal	BLM	Cortez Gold Mines	NVN - 067575	11/19/2008	NA
Record of Decision (RoD)	Federal	BLM	Cortez Gold Mines	NVN - 067575	11/19/2008	NA
Supplemental Environmental Impact Statement (Final)	Federal	BLM	Cortez Gold Mines	NVN - 067575	3/15/2011	NA
Supplemental Environmental Impact Statement Record of Decision (SEIS RoD)	Federal	BLM	Cortez Gold Mines	NVN - 067575	3/15/2011	NA
Integrated Monitoring Plan	Federal	BLM	Integrated Monitoring Plan		9/1/1995	NA
Water Pollution Control Permit (Dewatering)	State	NDEP -BMRR	Pipeline Infiltration	NEV0095111	11/2/1995	10/20/2016
Water Pollution Control Permit (Processing)	State	NDEP -BMRR	Pipeline Project Cortez Hills Expansion Project Cortez Gold Mine	NEV0093109 NEV2007106 NEV0000023	5/1/1993 7/30/2007 4/13/1990	2/1/2017 9/11/2013 7/22/2015
Water Rights/Reallocation/ Diversion changes	State	NDWR		On-going

Dam Storage Permits	State	NDWR	Pipeline Tails Dam Buttress Pipeline Tails Dam Phase III Raise Cortez Hills Fresh Water Reservoir Cortez Hills Storm Water Retention Pond #1 and #2 Dams Cortez Area 28 TSF Cell 4 Dam Cortez Area 28 TSF Dam Phase IV Raise	J-553 J-647 J-626 J-656 & J-657 J-659 J-663	3/23/2010 7/26/2010 6/1/2009 6/8/2011 1/6/2012 8/10/2011	NA NA NA NA NA NA
Reclamation Permit	State	NDEP - BMRR	Reclamation Permit	0093	8/8/2011	NA
Air Quality Permits	State	NDEP - BAPC	Class I Air Quality Operating Permit	AP1041-2141	1/28/2008	1/28/2013
			Open Burn	Open Burn	As Requested
Discharge/Underground Injection Permit	State	NDEP - BWPC	Mill #1 UIC	NEV2002211	12/1/2007	12/1/2012
Industrial Artificial Pond Permits	State	NDOW	Pipeline Mill	S-34569	11/14/2011	11/14/2016
			Pipeline Heap Leach Facilities	S-34567	11/14/2011	11/14/2016
			Cortez Hills Process Facility	S-31579	5/1/2009	4/20/2014
			Cortez Mill 1 Facility	S-314104	4/1/2011	3/31/2016
Potable Water Permit	State	NDEP - BSDW	Barick Cortez Gold Mines Pipeline NV0000892	LA-0892- 12NTNC	3/15/2011	4/30/2012
			Cortez Mill 1 Potable Water System NV0002570	LA-2570-TP01	4/23/2011	4/30/2012
			Barrick Cortez Hills	LA-1097-NTNC	5/24/2011	4/30/2012
Stormwater Permit	State	NDEP - BWPC	Storm Water Pollution Prevention Plan	NVR300000	5/24/2011	NA
Mercury Operating Permit to Contstruct Phase I	State	NDEP - BAPC	Mercury Operating Permit to Construct	AP1041-2220	12/11/2009	1/28/2013
Hazardous Materials Storage	State	Nevada State Fire Marshal	Cortez Gold Mines	5494 & 5495	3/1/2011	2/28/2012
Jurisdictional Determination	Federal	Army Corps of Engineers	Cortez Mining Area South of Crescent Valley	JD	2/25/2010	2/25/2015
Landfill	State	NDEP - BWM	Class III Waivered Landfill		3/31/2009	3/31/2014

Notes:	NDEP — Nevada Division of Environmental Protection

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BMRR — Bureau of Mining Regulation and Reclamation

BAPC — Bureau of Air Pollution Control

NDWR — Nevada Division of Water Resources

BSDW — Bureau of Safe Drinking Water

BWM — Bureau of Waste Management

SOCIAL OR COMMUNITY REQUIREMENTS

Barrick is a major corporation and employer in Nevada that is actively involved in being a good neighbour, however, there are no specific requirements other than the Barrick corporate policies.

MINE CLOSURE REQUIREMENTS

Cortez submitted an amendment to the Plan of Operations (PoO) and Reclamation Permit Application in November 2010 and received approval in July 2011. According to the application, reclamation of disturbed areas resulting from activities outlined in this Reclamation Plan will be completed in accordance with BLM and NDEP regulations which are intended to prevent unnecessary or undue degradation of public lands by operators authorized by the mining laws.

The surface disturbance for the Cortez areas is summarized in Table 20-2.

TABLE 20-2 SURFACE DISTURBANCE

Barrick Gold Corporation – Cortez Operations

Complex	Public (acres)	Private (acres)	Total (acres)
Cortez Hills	4,579	8	4,587
Cortez	1,389	589	1,978
Pipeline	8,796	53	8,849
Gold Acres	371	232	603
Total	15,135	882	16,017

The state of Nevada requires a reclamation bond based on the disturbed areas. For 2011 it is $150,049,553. The surety amount is to be reviewed every three years to determine if it is still adequate to execute the approved reclamation plan. The permit is valid for the life of the Project unless it is modified, suspended or revoked by NDEP.

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21 CAPITAL AND OPERATING COSTS

CAPITAL COST ESTIMATE

The capital costs for the Cortez Project are developed and revised on an annual basis as part of the budget cycle. The 2012 LOM capital plan as developed at the site for approval by the corporation is shown below in Table 21-1. The total capital expenditure in the 2012 LOM plan is $2,085 million. The largest single expenditure is the capitalized stripping in the open pit.

The capital includes ongoing sustaining capitals as well as capital for the expansion of some of the facilities.

TABLE 21-1 LOM CAPITAL PLAN

Barrick Gold Corporation – Cortez Operations

	Sustaining	Stripping ($ 000)	UG Devel. ($ 000)	Drilling ($ 000)	Expansion ($ 000)	Closure ($ 000)	Total ($ 000)
2012	126,758	101,511	29,500	6,000	126,270	—	390,038
2013	114,426	119,213	15,745	8,050	221,578	—	479,011
2014	106,573	97,110	6,917	2,000	34,690	—	247,290
2015	82,075	13,074	—	2,200	34,190	—	131,539
2016	26,990	113,594	—	2,500	25,940	—	169,024
2017	58,601	165,581	—	—	17,760	—	241,941
2018	20,781	166,129	—	—	—	—	186,910
2019	17,018	—	—	—	—	—	17,018
2020	48,218	—	—	—	—	—	48,218
2021	5,060	—	—	—	—	—	5,060
2022	2,282	—	—	—	—	—	2,282
2023	24,242	—	—	—	—	10,000	34,242
2024	2,282	—	—	—	—	10,000	12,282
2025	—	—	—	—	—	10,000	10,000
2026	—	—	—	—	—	20,000	10,000
2027	—	—	—	—	—	60,000	60,000
2028	—	—	—	—	—	25,000	25,000
2029	—	—	—	—	—	5,000	5,000
2030	—	—	—	—	—	5,000	5,000
2031	—	—	—	—	—	5,000	5,000
Total	635,307	776,212	52,161	20,750	460,427	150,000	2,084,857

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The following items are excluded from the capital cost estimate:

•	Project financing and interest charges

•	Escalation

•	Taxes

•	Import duties and custom fees

•	Working capital

•	Sunk costs

•	Future expansion

OPERATING COSTS

The operating costs for Cortez are developed annually as part of the site budget process. In the mine area the costs are developed on a zero based budgeting system incorporating experience from previous periods. The LOM operating costs are shown in Table 21-2.

TABLE 21-2 LOM OPERATING COSTS

Barrick Gold Corporation – Cortez Operations

	Mining	Process	G&A	Total
	($/st milled)
2012	27.69	10.02	6.11	43.81
2013	32.19	11.07	6.91	50.16
2014	10.76	3.29	1.96	16.00
2015	16.35	4.02	2.66	23.03
2016	8.36	2.93	1.46	12.76
2017	8.30	3.33	1.49	13.12
2018	7.30	2.76	1.33	11.39
2019	14.60	3.25	2.39	20.24
2020	15.12	3.37	2.59	21.07
2021	12.73	3.14	2.26	18.14
2022	14.85	3.69	2.69	21.24
2023	8.54	2.54	1.47	12.55
2024	34.96	15.22	7.26	57.44
2025	2.71	27.38	2.82	32.90
2026		27.13	1.98	29.11
LOM Average	11.77	5.45	2.28	19.50

MANPOWER

Manpower levels for the LOM plan are shown in Table 21-3. Manpower levels remain relatively steady through the mine life until the cessation of mining and then the cessation of processing at the site.

Barrick Gold Corporation – Cortez Joint Venture Operations	Rev. 0 Page 21-2
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TABLE 21-3 MANPOWER

Barrick Gold Corporation – Cortez Operations

Year	Manpower
2012	1,202
2013	1,279
2014	1,326
2015	1,300
2016	1,300
2017	1,300
2018	1,300
2019	1,300
2020	1,294
2021	1,207
2022	1,138
2023	894
2024	733
2025	424
2026	132
2027	83

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22 ECONOMIC ANALYSIS

Under NI 43-101 rules, producing issuers may exclude the information required for Section 22 Economic Analysis on properties currently in production, unless the technical report includes a material expansion of current production. RPA notes that Barrick is a producing issuer, the Cortez Mine is currently in production, and a material expansion is not being planned. RPA has performed an economic analysis of the Cortez Operations using the estimates presented in this report and confirms that the outcome is a positive cash flow that supports the statement of Mineral Reserves.

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23 ADJACENT PROPERTIES

There are no adjacent properties, however, in 2011 the discovery of the Red Hill and Goldrush deposits was announced by Barrick. The following description is taken from Barrick’s September 7, 2011 press release. The two deposits are located four miles southeast of the Cortez Hills mine and 15 mi southeast of the Pipeline mine.

Based on the results of wide spaced drilling, Barrick has outlined two zones of gold mineralization along a seven kilometer long trend. The mineralization is primarily hosted in a favorable carbonate unit and has a tabular geometry. The new discoveries are geologically similar in style to Barrick’s Cortez Hills and Goldstrike mines. The majority of the mineralization intersected to date is refractory and occurs at depths between 150 m and 500 m.

Barrick initially carried out a drill program at Red Hill to test for deeper sulfide mineralization below an area of shallow oxide mineralization. The drill program was successful in identifying favorable carbonate stratigraphy. At December 31, 2011, Barrick reported the Indicated Mineral Resources for Red Hill-Goldrush to be 11.221 million tons grading 0.113 oz/st Au and containing 1.273 million ounces of gold plus an Inferred Mineral Resource of 41.29 million tons grading 0.139 oz/st Au and containing 5.748 million ounces of gold.

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24 OTHER RELEVANT DATA AND INFORMATION

No additional information or explanation is necessary to make this Technical Report understandable and not misleading.

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25 INTERPRETATION AND CONCLUSIONS

The Cortez Mine is currently in operation, with open pit and underground mining operations providing feed for onsite oxide mill and heap leach facilities and refractory ores for offsite processing. Based on RPA’s site visit, interviews with Cortez personnel and subsequent review of gathered information, RPA offers the following conclusions:

GEOLOGY AND MINERAL RESOURCES

•	Measured, Indicated, and Inferred Mineral Resources, excluding Mineral Reserves, have been estimated at Cortez as at December 31, 2011.

•	Measured and Indicated Mineral Resources total 54.4 million tons at a grade of 0.069 oz/st Au, containing 3.76 million ounces of gold.

•	Inferred Mineral Resources total 21.9 million tons at a grade of 0.074 oz/st Au, containing 1.62 million ounces of gold.

•	The open pit and underground Mineral Resources as stated by Cortez management are estimated in a manner consistent with industry practices.

•	The Cortez Mineral Resource estimates meet the requirements of NI 43-101.

•

The drilling, data collection, sampling, analyses, geological interpretation, modelling, and resource estimation practices are considered to be satisfactory and generally appropriate for the deposit types, mineralization style, and planned mining methods.

MINING AND MINERAL RESERVES

•	The Proven and Probable Mineral Reserve are estimated as of December 31, 2011.

•	Proven and Probable Mineral Reserves total 306.9 million tons at a grade of 0.047 oz/st Au, containing 14.49 million ounces of gold.

•	The Mineral Reserves are contained within five open pit deposits, two underground deposits, and surface stockpiles.

•

Mining is underway at a rate of approximately 300,000 stpd in the open pit and at a rate of approximately 1,300 stpd underground. The stripping ratio averages 5:1 for the open pit. The ore delivery varies and the stockpiles are used to even the ore flow to the plant.

•	The mining methods and equipment are suitable for the deposits.

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PROCESS

•

RPA is of the opinion that metallurgical test work completed for the Project has been appropriate to establish optimal processing routes for the different mineralization styles encountered in the deposits and that the gold recovery calculations for all of the processing options are currently appropriate to estimate the amount of gold that will be recovered over the LOM.

ECONOMIC ANALYSIS

•	The Project generates a positive cash flow and demonstrates robust economic results based upon the assumptions in this report.

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26 RECOMMENDATIONS

RPA makes the following recommendations:

GEOLOGY AND MINERAL RESOURCES

•

Some sampled intervals in the database have been split into two or more smaller intervals that carry the duplicate sample numbers and the same assay results. This is a function of subdivision of original sample intervals made by Cortez personnel to reflect observed geological contacts. RPA recommends, as a statistically preferable practice, that the actual sampled intervals should themselves be set to reflect the logged geological breaks and contacts so as to reduce and eliminate the need for a later subdivision and repetition of assay values.

•	There should be explanatory notes attached to the database where any adjustments, corrections or additions are made to the database that do not correspond to the original or source data documents.

•	Exploration and resource definition should continue to upgrade the Inferred Mineral Resources.

•	Exploration drilling should continue to evaluate potential extensions of the Middle and Lower zones of the Cortez Hills Complex.

MINING AND MINERAL RESERVES

•	Cortez should consider alternative ore haul and processing options for the refractory ores to increase the annual processing capacity of these ores.

PROCESSING

•	More accurate short term estimates for gold production can be made if the leaching kinetics curves are included in the budget estimation process.

ECONOMICS

•	Preliminary economic assessments should continue for the various advanced exploration stage projects.

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27 REFERENCES

Ash, Sam, 2011 Cut-off Grade Report Cortez Hills Underground Mine, June 2011.

Barrick Gold Corporation, 2011, Annual Information Form for the year ended December 31, 2010, dated as of March 31, 2011

Barrick Gold Corporation, 2009, Barrick Gold Corporation Cortez Gold Project, Nevada, U.S.A., NI 43-101 Technical Report (unpublished), March 31, 2009

Barrick Gold Corporation, 2011, Cortez operations presentations, memos and spreadsheets

Barrick Cortez Inc. Cortez Gold Mines, 2010, Cortez Gold Mines (NVN-067575) 2010 Amendment to Plan of Operations and Reclamation Permit Applications, submitted to: US Department of the Interior Bureau of Land Management, Nevada Division of Environmental Protection, November 2010.

Barrick Press Release, 2011, Barrick Announces Two Gold Discoveries in Nevada, September 7, 2011

Mahoney, Ted, Laffoon, Mark, and Stieger, Julius (2009): Barrick Gold Corporation Cortez Gold Project, Nevada, USA, NI 43-101 Technical Report. Barrick Gold Corporation report, March 31, 2009, 815 pp.

Nevada Ratepayers Association, Understanding Nevada’s Net Proceeds Minerals Tax, 2007-8 Edition.

Scott Wilson Mining, 2010, Report on Audit of Mineral Resources and Mineral Reserves for the Cortez Mine Nevada, U.S.A.

Scott Wilson Roscoe Postle Associates, July 30, 2010, Report on Audit of Mineral Resources and Mineral Reserves for the Cortez Mine, Nevada, U.S.A., prepared for Barrick Gold Corporation, Confidential Report.

Stieger, Julius, 2011, Information Request to Support the Cortez 43-101 Technical Report, letter to Ms. Kathy Altman, P.E., Ph.D., December 28, 2011.

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28 DATE AND SIGNATURE PAGE

This report titled “Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, U.S.A.” and dated March 16, 2012, was prepared and signed by the following authors:

(Signed & Sealed) “R. Dennis Bergen”

Dated at Vancouver, BC
March 16, 2012	R. Dennis Bergen, P.Eng
Associate Principal Mining Engineer

(Signed & Sealed) “Michael Gareau”
Dated at Toronto, ON
March 16, 2012	Michael B. Gareau, P. Eng.
Associate Senior Geologist

(Signed & Sealed) “Kathleen Ann Altman”

Dated at Lakewood, CO
March 16, 2012	Kathleen Ann Altman, Ph.D., P.E.
Principal Metallurgist

Barrick Gold Corporation – Cortez Joint Venture Operations	Rev. 0 Page 28-1
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29 CERTIFICATE OF QUALIFIED PERSON

RAYMOND DENNIS BERGEN

I, Raymond Dennis Bergen, P.Eng., as an author of this report entitled “Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, U.S.A.”, prepared for Barrick Gold Inc., dated March 16, 2012, do hereby certify that:

1.	I am an Associate Principal Mining Engineer engaged by Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of British Columbia, Vancouver, B.C., Canada, in 1979 with a Bachelor of Applied Science degree in Mineral Engineering. I am a graduate of the British Columbia Institute Technology in Burnaby, B.C. Canada, in 1972 with a Diploma in Mining Technology.

3.	I am registered as a Professional Engineer in the Province of British Columbia (Reg.# 16064) and as a Licensee with the Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Licence L1660). I have worked as an engineer for over 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Practice as a mining engineer, production superintendent, mine manager, Vice President of Operations and a consultant in the design, operation and review of mining operations.

•

Review and report, as an employee and as a consultant, on numerous mining operations and projects around the world for due diligence and operational review related to project acquisition and technical report preparation, including NI 43-101 technical report preparation.

•	Mining engineer in underground gold and base metal mines.

•	Consulting engineer working on project acquisition and project design.

•	Mine Manager at three different mines with open pit and underground operations.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Project from November 14 to 17, 2011.

6.	I am responsible for Sections 2 through 6, 15, 16, 18, 19 and 22 and share responsibility for Sections 1, 17, 20, 21, 25 and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have previously visited the property in 2009 as part of an independent mineral reserve audit prepared for Barrick by Scott Wilson RPA.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 16th day of March, 2012

(Signed & Sealed) “R. Dennis Bergen”

Raymond Dennis Bergen, P.Eng.

Barrick Gold Corporation – Cortez Joint Venture Operations	Rev. 0 Page 29-2
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MICHAEL B. GAREAU

I, Michael Bernard Gareau, P.Geo., as an author of this report entitled “Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, U.S.A.” prepared for Barrick Gold Inc. and dated March 16, 2012, do hereby certify that:

1.	I am an Associate Principal Geologist engaged by Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of Dalhousie University, Halifax, NS, Canada in 1977 with a Bachelor of Science and Honours Certificate in Geology.

3.	I am registered as a Professional Geologist in the Province of Ontario (Reg.# 0826). I have worked as a geologist for a total of 35 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Practice as a geologist, country manager, Manager of Resource Estimation, Vice President of Exploration and consultant in the exploration for, evaluation and estimation of mineral resources.

•

Technical reviews and reports, as an employee and as a consultant, on numerous mineral projects for a variety of metals in diverse geological settings around the world for exploration and resource potential, fatal flaw and due diligence assessments and evaluations, and resource estimations, including:

•	Geologist responsible for geological studies of a feasibility study on the Mt. Milligan Cu-Au porphyry deposit, central BC, Canada and the Zaldivar Cu porphyry deposit, northern Chile.

•	Manager of Resource Estimation, 1994 & 1995 for Placer Dome Inc., responsible for a number of resource estimation projects on gold-silver and copper deposits.

•

VP of Exploration for several public companies responsible for exploration, mineral resources reporting and acquisition due diligence reviews on various mineral resources, predominantly for gold-silver and copper. Responsibility for mineral resource estimates and reporting at the Limon, Libertad and Bellavista operating gold mines in Central America; and for completion of a feasibility study to re-start mining at the Sta. Pancha in the Limon district, Nicaragua.

•

Participant in due diligence reviews that lead to successful acquisition of projects later developed as mines—Zaldivar copper and Chimberos gold-silver both in Chile and Inata gold in Burkina Faso. Participant in resource estimates and/or feasibility reviews for projects later developed into mines— Zaldivar copper in Chile, Musselwhite gold in Canada, at Limon in Nicaragua the Talavera Sur, Ligia and Sta. Pancha gold veins.

•	Consulting geologist working on project acquisition evaluations and due diligence reviews of properties with gold-silver and copper mineral resources over the past two years.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Cortez Joint Venture project on November 14 to 17, 2011.

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6.	I am responsible for Sections 7, 8, 9, 10, 11, 12 and 14 and share responsibilities for Sections 1, 25 and 26 of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated 16th day of March, 2012

(Signed & Sealed) “Michael B. Gareau”

Michael B. Gareau, P.Geo.

Barrick Gold Corporation – Cortez Joint Venture Operations	Rev. 0 Page 29-4
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KATHLEEN ANN ALTMAN

I Kathleen Ann Altman, P.E., as an author of this report entitled “Technical Report on the Cortez Joint Venture Operations, Lander and Eureka Counties, State of Nevada, U.S.A.” prepared for Barrick Gold Corporation and dated March 16, 2012, do hereby certify that:

1.	I am Principal Metallurgist with Roscoe Postle (USA) Ltd. of Suite 505, 143 Union Boulevard, Lakewood, Co., USA 80228.

2.	I am a graduate of the Colorado School of Mines in 1980 with a B.S in Metallurgical Engineering. I am a graduate of the University of Nevada, Reno Mackay School of Mines with an M.S. in Metallurgical Engineering in 1994 and a Ph.D. in Metallurgical Engineering in 1999.

3.	I am registered as a Professional Engineer in the State of Colorado (Reg.# 37556) and a Qualified Professional Member of the Mining and Metallurgical Society of America (Member # 01321QP). I have worked as a metallurgical engineer for a total of 30 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	I have worked for operating companies, including the Climax Molybdenum Company, Barrick Goldstrike, and FMC Gold in a series of positions of increasing responsibility.

•

I have worked as a consulting engineer on mining projects for approximately 15 years in roles such a process engineer, process manager, project engineer, area manager, study manager, and project manager. Projects have included scoping, prefeasibility and feasibility studies, basic engineering, detailed engineering and start-up and commissioning of new projects.

•

I was the Newmont Professor for Extractive Mineral Process Engineering in the Mining Engineering Department of the Mackay School of Earth Sciences and Engineering at the University of Nevada, Reno from 2005 to 2009.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Cortez Operations from November 14 to 16, 2011.

6.	I am responsible for Sections 13, 17, and 20 and contributed to Sections 1, 18, 19, 21, 24, 25, and 26.

7.	I am independent of the Issuer applying the test set out in Section 1.5 of NI 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

9.	I have read NI 43-101, and the Technical Report has been prepared in compliance with NI 43-101 and Form 43-101F1.

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10.	At the effective date of the Technical Report, to the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

Dated 16th day of March, 2012

(Signed & Sealed) “Kathleen Ann Altman”

Kathleen Ann Altman, P.E.

Barrick Gold Corporation – Cortez Joint Venture Operations	Rev. 0 Page 29-6
Technical Report NI 43-101 – March 16, 2012